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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-74802
Registration No. 333-74802-01

PRELIMINARY PROSPECTUS SUPPLEMENT
(to prospectus dated February 14, 2002)	Subject to completion	February 19, 2002

The information contained in this prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

7,000,000 Shares

Common Stock

We are offering 7,000,000 shares of our common stock, no par value. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol HLYW. On February 15, 2002, the last reported sale price of our common stock was $13.50 per share.

Before buying any of these shares of our common stock, you should carefully consider the risk factors described in "Risk factors" beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares of our common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made in New York, New York on or about                          , 2002.

UBS Warburg

                                Bear, Stearns & Co. Inc.

                                                                 Robertson Stephens

Wells Fargo Securities, LLC

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer of sale is not permitted. The information in this prospectus supplement and accompanying prospectus is accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS

Prospectus Supplement
Forward-looking information	S-1
Offering summary	S-2
Use of proceeds	S-11
Price range of common stock	S-11
Dividend policy	S-11
Capitalization	S-12
Selected financial data	S-13
Management's discussion and analysis of financial condition and results of operations	S-15
Business	S-30
Management	S-44
Principal and management shareholders	S-46
Description of capital stock	S-47
Underwriting	S-49
Legal matters	S-50
Experts	S-51
Available information	S-51
Index to financial statements	F-1
Prospectus

About this prospectus	1
Where you can find more information	1
Incorporation of documents by reference	1
Forward-looking statements	2
Hollywood Entertainment Corporation	3
Risk factors	3
Use of proceeds	10
Ratio of earnings to fixed charges	11
Description of capital stock	12
Description of debt securities	14
Plan of distribution	23
Legal matters	24
Experts	24

Forward-looking information

This prospectus supplement and the accompanying prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve substantial risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. The expectations reflected in forward-looking statements may prove to be incorrect.

Important factors that could cause actual results to differ materially from our expectations include the following:

•
the level of demand for movie and video game rentals and purchases;

•
the effects of changing and/or new technology and intense competition;

•
the prices for which we are able to rent or sell our products;

•
the costs and availability to us of newly-released movies and video games;

•
changes in other significant operating costs and expenses;

•
the effects of our substantial indebtedness and the limitations imposed by restrictive covenants contained in our debt instruments;

•
our ability to attract and retain key management personnel;

•
our ability to manage store expansions and growth; and

•
acts of God or public authorities, war, civil unrest, fire, floods, earthquakes, acts of terrorism, the weather and other matters beyond our control.

In addition to the foregoing and any risks and uncertainties identified in the text surrounding forward-looking statements, the factors discussed under the caption "Risk factors" on page 3 of the accompanying prospectus and any statements contained elsewhere in this prospectus supplement or the reports, proxy statements and other documents referred to in "Available information" that warn of risks or uncertainties associated with future results, events or circumstances identify factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. We do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Offering summary

This summary may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference in this prospectus supplement and the accompanying prospectus, in their entirety. You should carefully consider the factors set forth under "Risk factors" on page 3 of the accompanying prospectus before making an investment decision to purchase shares of our common stock. All references to "Hollywood," "Hollywood Video," "the company," "our," "us" and "we" in this prospectus supplement and the accompanying prospectus mean Hollywood Entertainment Corporation and its wholly owned subsidiary. Unless indicated otherwise, all information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in "Underwriting."

THE COMPANY

Introduction

We are the second largest specialty retailer of rentable home videocassettes, DVDs and video games in the United States. We operate approximately 1,800 Hollywood Video superstores in 47 states and the District of Columbia, and estimate our share of the domestic videocassette and DVD rental market to be approximately 10%. Our superstores average approximately 6,800 square feet and typically carry more than 7,000 movie titles, consisting of a combination of new releases and an extensive selection of "catalog" movies, on more than 16,000 videocassettes and DVDs. Our superstores also carry a broad array of software titles for popular video game platforms.

Excluding our discontinued e-commerce operations, our total revenue and Adjusted EBITDA (as defined herein) were $1.270 billion and $174.1 million, respectively, for the year ended December 31, 2000 and $1.012 billion and $151.0 million, respectively, for the nine months ended September 30, 2001. Approximately 84% of our revenue is derived from the rental of movies, in both the VHS and DVD format, and video games. The remainder of our revenue is generated from the sale of new and previously-viewed movies and video games and concessions.

Following our inception in 1988, we grew our revenue primarily through new store openings as well as by increasing our comparable store sales. We opened an average of 306 stores per year from 1996 through 2000. We also produced comparable store sales increases in 23 of the last 24 quarters, including an 11% increase for both the third and fourth quarters of 2001.

During the second half of 2000 and in 2001 we made significant improvements to our management team, including the reinstatement of our founder as President and the hiring of a new Chief Operating Officer and a new Chief Financial Officer. We also discontinued our e-commerce operations and modified our business strategy to curtail new store openings for a period of time and focus more intently on the opportunities in our existing stores. Our current management team is highly focused on implementing our business strategy through a disciplined approach to our operational and financial performance and objectives. After being a net user of cash since our inception, we have been a net generator of cash since the fourth quarter of 2000.

Our superstores are typically strategically situated in high traffic, high-visibility and convenient locations. As a result, we experience more than 300 million customer visits to our stores per year, while an average of more than 50 million vehicles pass by our distinctive Hollywood Video signage every day. We focus on providing a broad selection of movies and video games in an inviting atmosphere that encourages browsing and multiple rentals per visit. We believe that movie rentals in general and our pricing structure and rental terms in particular, provide consumers convenient entertainment and excellent value. Our customer transaction database contains information on about 34 million household member accounts, enabling us to engage in targeted marketing based on historical usage patterns.

Industry Overview

Important characteristics of the video and home video game retail industries are summarized below:

Large growing industry.    According to Adams Media Research ("AMR"), the total domestic video retail industry (consisting of both rentals and sales) grew approximately 11% in 2001, from $21.1 billion in revenue in 2000 to $23.4 billion in 2001, and is expected to grow to over $34.0 billion by 2010. According to AMR, the domestic videocassette and DVD rental industry hit an all-time high of $10.8 billion in revenue for 2001, while sales of movie videos were approximately $12.5 billion.

Movie studio dependence on video retail industry.    According to AMR, the video retail industry is the single largest source of revenue to movie studios and represented approximately $9.5 billion, or 54.8%, of the $17.4 billion of estimated domestic studio revenue in 2000. A majority of all movies that are produced by movie studios are either released directly to video and generate no box office revenues or are unprofitable based on box office revenues alone. Accordingly, the video retail industry provides movie studios with an important distribution channel and revenue source for their direct-to-video and non-hit movies as well as their hit movies. In addition, the browsing characteristics of the retail environment frequently result in consumers concurrently selecting both hit and non-hit movie titles for rental or purchase. As a result, we believe that the movie studios are highly motivated to protect this significant source of revenue.

Exclusive rental window.    As a result of the importance of the video retail industry to the movie studios' revenue base, the home video rental and sales ("sell-through") markets receive a period of time in which they have the exclusive rights to distribute a movie. This period of exclusivity typically begins after a film finishes its domestic theatrical run (usually five months after its debut) or upon its release to video (in the case of direct-to-video releases) and lasts for 30 to 90 days thereafter. This period of exclusivity is intended to maximize revenue to the movie studio prior to a movie being released to other distribution channels, including pay-per-view, video-on-demand and television, and provides what we believe is a significant competitive advantage.

Revenue sharing.    In 1998, the major studios and several large video retailers, including Hollywood, began entering into revenue sharing arrangements as an alternative to the historical rental pricing structures, which required video retailers to purchase titles for either rental or sell-through. Under these arrangements, Hollywood pays movie studios a significantly reduced price per copy and in return shares with the studios an agreed upon percentage of its rental revenue for a limited period of time, usually 26 weeks. These arrangements have produced significant benefits for us, including:

•
substantially increasing the volume of newly released videos in our stores;

•
contributing to an increase in revenues resulting from a rise in the total number of transactions and the number of titles rented per transaction; and

•
aligning the studios' economic interests more closely with ours because they share a portion of revenues associated with such titles.

VCR and DVD penetration.    According to AMR, VCR penetration now stands at approximately 94% of the 102.6 million domestic television households, while DVD player penetration currently stands at 25%. AMR predicts that DVD player penetration will approach 50% of domestic television households by 2003, which we believe will lead to significant increases in both DVD rentals and product sales. DVDs comprise our fastest growing category due to the rapid adoption of DVD technology. All new major movies are currently being released on DVD and a significant number of older movies are being re-released on DVD as a result of the substantial improvement in picture and quality over VHS. To date, we have experienced a significant increase in the rental frequency of consumers who have shifted to DVD technology from VHS. Given the substantial growth in DVD hardware penetration, we believe that the DVD format is rapidly moving beyond its initial installed base of early adopters and migrating to mass-market consumers which typically have a higher tendency to rent home videos rather than purchase them.

Video game opportunity.    We are also a leading retailer of rentable home video games. According to The NPD Group, Inc. ("NPD"), the electronic game industry was an approximately $9.4 billion market in the United States 2001. The introduction of Sony's PlayStation 2 in late 2000, and the recent introductions of Nintendo's GameCube and Microsoft's Xbox, represent the most significant video game hardware introductions since 1996. These hardware launches are expected to substantially increase the installed base of video game hardware units and drive growth in the video game software segment. Historically, consumers have increased their purchase of games and rental frequency in connection with new hardware launches. In addition, because these hardware launches include significantly more game titles than have traditionally been available in connection with past hardware introductions, we expect a significant increase in rental volumes.

Our Strategy

We are committed to enhancing our position as the nation's second largest specialty retailer of rentable home videocassettes, DVDs and home video games by focusing on the following strategies:

Provide Broad Selection and Superior Service.    We are committed to providing superior service and satisfying our customers' movie and video game demands by carrying a broad array of movies and video games. Our superstores typically carry more than 7,000 movie titles on more than 16,000 videocassettes and DVDs, together with a large assortment of video games. In part, through our revenue sharing arrangements with studios, we have increased the availability of most new movie releases and typically acquire 100 to 200 copies of "hit" movies for each Hollywood Video store. We believe that this breadth and depth of movie titles, together with our emphasis on superior customer service, results in a higher average level of rentals per store visit, creates greater customer satisfaction and encourages repeat visits.

Provide Excellent Entertainment Value.    We offer an inexpensive form of entertainment for the family and allow consumers the opportunity to rent new movie releases, catalog movie titles and video games for five days in most of our stores. New movie release titles in the VHS format typically rent for $3.79 and catalog movies for $1.99. All DVDs rent for $3.79 and video games rent for $4.99 and $5.99, with games for the newer system platforms renting for the higher amount. We believe movie and video game rental in general, and our pricing structure and rental terms in particular, provide consumers convenient entertainment and excellent value.

Capitalize On DVDs.    Since its launch, DVD has established itself as a proven rental format. In the fourth quarter of 2001, DVDs represented an increasing percentage of our total rental revenue as compared to the fourth quarter of 2000. Furthermore, DVD penetration is expected to significantly rise between 2002 and 2004, as AMR predicts that DVD player penetration will approach 50% of domestic television households by 2003. We expect the percentage mix of DVD rentals will increase with the expected growth in DVD player penetration. To date, we have experienced a significant increase in the rental frequency of consumers who have shifted to DVD technology from VHS, due primarily to the higher quality of DVD and a desire to see movies previously seen on VHS.

Capitalize On New Game Platform Rollouts.    According to International Development Corporation ("IDC"), the home video game industry is projected to grow by a compound annual growth rate of approximately 45% from 2001 through 2003 as a result of the recent high profile platform launches of the Sony PlayStation 2, Nintendo GameCube and the Microsoft Xbox. We will seek to take advantage of these new game platform rollouts by targeting the rental tendencies of game enthusiasts who prefer to rent games prior to purchasing them due to the recent, rapid increase in the number of available titles. A recent survey conducted by the Sega of America consumer research department illustrated the strong inclination of game enthusiasts to rent titles before committing to their purchase, as three out of every five gamers rented video games at least once a month with the average video game enthusiast renting nine different titles in the past six months. With approximately $1.0 billion expected to be committed to marketing these new platforms by their manufacturers, video game rental revenues are expected to increase significantly following the launch of these new platforms. In the fourth quarter of 2001, video games represented an increasing percentage of our total rental revenue as compared to the third quarter of 2001.

In addition to our traditional video game rental business, we are further developing a business initiative that enables video game enthusiasts to buy, sell and trade new and used video games. This initiative, called "Game Crazy" is currently in 66 of our stores and is designed as a store-within-a-store concept, leveraging a portion of our existing superstore real estate and capitalizing on the anticipated increase in home video games sales. A typical "Game Crazy" store-within-a-store generates approximately $393,000 in annual incremental store revenue. Benefiting from the new hardware launches, Game Crazy experienced a comparable department sales increase of 34.8% for the fourth quarter of 2001. Based upon our experience with the Game Crazy concept, we believe we are well positioned to increase the number of our Game Crazy departments, due primarily to our large superstore format and the efficient utilization of store space that a typical Game Crazy department occupies.

Capitalize On Our Maturing Store Base.    Our stores typically take three years to reach maturity, as it takes some time following a store opening to build a loyal base of repeat customers. As a result, sales and Adjusted EBITDA typically increase most dramatically in the first three years following the opening of a Hollywood Video superstore. At December, 31, 2001, our superstores that have been open for at least three years enjoy average annual revenues that are approximately $148,000, or 22.3%, higher than superstores that have been open for less than three years. Because approximately 31% of our stores are less than three years old, we believe that our maturing store base provides us with a significant revenue and operating profit opportunity with only modest incremental capital expenditures.

Generate Comparable Store Sales Increases.    We have generated comparable store sales increases in 23 of the last 24 quarters. We believe that we are well positioned to continue to generate comparable store sales increases due to the expected continued increase in DVD rentals as a percentage of total rentals, the recent rollout of new video game platforms, the significant revenue enhancement opportunity related to stores open less than three years and continued improvement in execution of operations and marketing by our management.

Pursue Organic Store Growth.    Nearly 95% of our 1,500 video superstores opened since 1995 have been new stores rather than the acquisition of existing stores. We believe that control over site selection, discipline in the real estate process and consistency of store format and design have allowed us to enjoy attractive returns on invested capital. Our organic store growth strategy is to selectively add Hollywood superstores in existing markets where we believe the market will successfully absorb additional Hollywood superstores.

Our principal executive offices are located at 9275 S.W. Peyton Lane, Wilsonville, Oregon 97070. Our telephone number is (503) 570-1600.

RECENT DEVELOPMENTS

Recent results of operations data.    The following table presents unaudited results of operations data for the year ended December 31, 2001 and the three months ended December 31, 2001. This data should be read in conjunction with the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31, 2001	Three Months Ended December 31, 2001

(dollars in thousands, except per share amounts)	(unaudited)
Statement of Operations Data:
Revenue	$1,379,503	$367,272
Gross margin	835,026	228,378
Income from operations	119,277	50,094
Net income	100,416	74,731
Net income per share:
Basic	$2.05	$1.51
Diluted	$1.90	$1.35
Balance Sheet Data:
Rental inventory, net	191,016	191,016
Property and equipment, net	270,586	270,586
Total assets	744,030	744,030
Long-term debt obligations (including current portion)	514,002	514,002
Shareholders' equity (deficit)(1)	(113,554)	(113,554)
Operating Data:
Number of stores at year/period end	1,801	1,801
Comparable store sales increase(2)	6%	11%
Other Data:(3)
Adjusted income from operations(4)	$112,243	$43,060
Adjusted net income(4)(5)	33,388	17,775
Adjusted net income per share:
Diluted	$0.63	$0.32
Adjusted EBITDA(6)	$194,728	$43,738

(1)
As of December 31, 2000 we recorded a $211.2 million valuation allowance on our $211.2 million net deferred tax asset, consisting of temporary timing differences and net operating loss carry-forwards. As of December 31, 2001, the valuation allowance was at $147.6 million. Excluding this allowance, shareholders' equity would have been $34.0 million at December 31, 2001.

(2)
A store is comparable after it has been open and owned by Hollywood for 12 full months. An acquired store converted to the Hollywood Video name store design is removed from the comparable store base when the conversion process is initiated and returned 12 full months after reopening.

(3)
The data presented under this caption have been adjusted to exclude the reversal of accruals for planned store closures and restructuring charges associated with the discontinuation of Reel.com operations. We are providing this adjusted data as additional information because we believe that it may enhance your understanding of the financial performance of our current operations on a normalized basis. However, this adjusted data should not be viewed as a presentation of our financial performance under generally accepted accounting principles ("GAAP") or as a substitute for the unadjusted data included in this table.

(4)
Represents income from operations, excluding the reversal of accruals for planned store closures and restructuring charges associated with the discontinuation of Reel.com operations aggregating $7.0 million.

(5)
Reflects tax provisions based upon an assumed effective tax rate of 40.5%.

(6)
As used herein, Adjusted EBITDA represents Adjusted income from operations, plus depreciation and amortization, plus non-cash expenses (i.e., the undepreciated book value of previously viewed movies sold, tape loss and stock compensation), minus the cost of replenishing new release rental inventory for existing stores which is capitalized (i.e., the cost of replenishing new release rental videocassettes, video games and DVDs for existing stores that are included in investing activities on our statements of cash flows, which is in addition to the cost of rental inventory represented by revenue sharing expense included in our statements of operations). Depreciation and amortization was $247.2 million and $61.3 million for the year ended December 31, 2001 and the three months ended December 31, 2001, respectively. Non-cash expenses were $88.1 million and $26.2 million for the year ended December 31, 2001 and the three months ended December 31, 2001, respectively. The cost of replenishing new release rental inventory for existing stores is capitalized and was $252.7 million and $86.7 million for the year ended December 31, 2001 and the three months ended December 31, 2001, respectively.

  Adjusted EBITDA should not be viewed as a measure of financial performance under GAAP or as a substitute for GAAP measurements such as net income or cash flow from operations. Our calculation of Adjusted EBITDA is not necessarily comparable to reported EBITDA and/or Adjusted EBITDA of other companies due to the lack of uniform definitions of EBITDA and Adjusted EBITDA.

The offering

Common stock offered	7,000,000 shares
Common stock outstanding after the offering	56,428,763 shares(1)
Use of proceeds	We presently intend to use the net proceeds from this offering to repay amounts outstanding under our existing revolving credit facility. See "Use of Proceeds" and "Capitalization."
Nasdaq National Market symbol	HLYW

(1)
Represents the number of shares outstanding as of December 31, 2001, and:

•
excludes 12,353,644 shares of common stock issuable upon the exercise of outstanding options under our stock incentive plans, with a weighted average exercise price of $3.52 per share;

•
excludes 4,583,931 additional shares of common stock available for future issuance under our stock incentive plans; and

•
assumes no exercise of the underwriters' over-allotment option.

RISK FACTORS

Before you invest in our common stock, you should be aware of various risks, including those described in the accompanying prospectus under the caption "Risk factors." You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide whether to purchase shares of our common stock.

Summary financial data

The table below includes summary historical consolidated financial information for our company. You should read the information set forth below together with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Except as otherwise noted, the information in the table below reflects operating losses incurred by Reel.com from October 1, 1998, when we acquired it, to June 12, 2000, when we discontinued its e-commerce operations. Information regarding Reel.com's results of operations during this period and certain special charges are described in the footnotes to the table below and in the Consolidated Financial Statements included elsewhere in this Prospectus Supplement.

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001

				(unaudited)
(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenue	$763,908	$1,096,841	$1,296,237	$964,490	$1,012,231
Gross margin	404,331	662,961	510,987	562,860	606,648
Income (loss) from operations	(36,451)	(2,513)	(436,321)	(48,900)	69,183
Net income (loss)	(50,464)	(51,302)	(530,040)	(74,491)	25,685
Net income (loss) per share:
Basic	$(1.30)	$(1.13)	$(11.48)	$(1.62)	$0.52
Diluted	$(1.30)	$(1.13)	$(11.48)	$(1.62)	$0.50
Operating Data:
Number of stores at year/period end	1,260	1,615	1,818	1,796	1,809
Comparable store sales increase(1)	8%	12%	2%	4%	4%
Other Data:(2)
Adjusted income from operations(3)	$85,383	$121,466	$14,830	$73,869	$69,183
Adjusted net income (loss)(4)	31,139	46,408	(25,603)	18,674	15,613
Adjusted net income (loss) per share:
Basic	$0.80	$1.02	$(0.55)	$0.40	$0.32
Diluted	$0.78	$0.97	$(0.55)	$0.40	$0.30
Adjusted EBITDA(5)	$129,397	$204,505	$174,088	$142,484	$150,990
	Nine Months Ended September 30, 2001
	Actual	As Adjusted(6)

Balance Sheet Data:
Rental inventory, net	$159,683	$159,683
Property and equipment, net	283,220	283,220
Total assets	635,202	635,202
Long-term debt obligations (including current portion)	519,245	431,206
Shareholders' equity (deficit)(7)	(190,167)	(102,128)

(1)
A store is comparable after it has been open and owned by Hollywood for 12 full months. An acquired store converted to the Hollywood Video name store design is removed from the comparable store base when the conversion process is initiated and returned 12 full months after reopening.
(2)
The data presented under this caption have been adjusted to exclude product sales, cost of product and other operating results of Reel.com and the special charges described below. We are providing this adjusted data as additional information because we believe that it may enhance your understanding of the financial performance of our current operations on a normalized basis. However, this adjusted data should not be viewed as a presentation of our financial performance under generally accepted accounting principles ("GAAP") or as a substitute for the unadjusted data included in this table. Moreover, certain of the excluded special charges, all of which are believed by us to have been accrued at appropriate times and in appropriate amounts in accordance with generally accepted accounting principles, constitute significant items that should be considered in assessing our actual financial performance.

(3)
Excluding operating losses incurred by Reel.com and special charges, our income from operations for the periods presented would have been as follows:
	Year Ended December 31,						Nine Months Ended September 30,
	1998		1999		2000		2000	2001

(in thousands)							(unaudited)
Income (loss) from operations	$(36,451)		$(2,513)		$(436,321)		$(48,900)	$69,183
Exclude Reel.com operating losses	21,924		98,538		121,083		122,769	—
Exclude special charges	99,910	(a)	25,441	(b)	330,068	(c)	—	—

Adjusted income from operations	$85,383		$121,466		$14,830		$73,869	$69,183

  (a)
  Represents a charge related to the valuation of our rental inventory.
  (b)
  Represents litigation settlement charges.
  (c)
  Represents an inventory write-down of $164.3 million associated with modifications to rental product amortization estimates; a $74.3 million charge for the impairment of long-lived assets and the goodwill related to those assets; a $17.3 million charge for doubtful employee receivables; a $16.9 million charge related to the planned closing of 43 stores in 2001; a $13.2 million charge to write-down specific rental and merchandise inventories to net realizable value; a $11.1 million charge for settlement of revenue sharing contract disputes; a $10.5 million charge for pending legal settlements; a $9.5 million charge for lease termination fees; a $6.8 million charge for doubtful cooperative advertising receivables; a $3.5 million charge for an unearned bonus payout; and a $2.7 million charge related to severance liabilities.
(4)
Represents Adjusted income from operations, less Interest expense (excluding net interest expense from Reel.com of $166,000, $4,435,000, $4,266,000 and $4,266,000 for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000, respectively), less tax provisions (or, in the case of the year ended December 31, 2000, plus a tax benefit) based upon an assumed effective tax rate of 40.5%.
(5)
As used herein, Adjusted EBITDA represents Adjusted income from operations, plus depreciation and amortization, plus non-cash expenses, minus the cost of replenishing new release rental inventory for existing stores which is capitalized. Adjusted EBITDA should not be viewed as a measure of financial performance under GAAP or as a substitute for GAAP measurements such as net income or cash flow from operations. Our calculation of Adjusted EBITDA is not necessarily comparable to reported EBITDA and/or Adjusted EBITDA of other companies due to the lack of uniform definitions of EBITDA and Adjusted EBITDA. Our calculation of Adjusted EBITDA for the periods indicated is set forth below:
	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001

(in thousands)				(unaudited)
Adjusted income from operations	$85,383	$121,466	$14,830	$73,869	$69,183
Add back depreciation and amortization(a)	182,685	171,205	248,980	145,122	185,919

	268,068	292,671	263,810	218,991	255,102
Add back non-cash expenses(b)	51,143	49,627	84,065	51,020	61,889
Subtract existing store new release replenishment(c)	(189,814)	(137,794)	(173,787)	(127,527)	(166,001)

Adjusted EBITDA	$129,397	$204,505	$174,088	$142,484	$150,990

  (a)
  Excludes depreciation and amortization from our former Reel.com subsidiary of $12.7 million, $51.6 million, $23.6 million and $23.6 million for the periods ended December 31, 1998, 1999 and 2000 and September 30, 2000, respectively. For the year ended December 31, 2000, excludes a $4.6 million charge to write down specific rental and merchandise inventories to net realizable value.
  (b)
  Represents the undepreciated book value of previously viewed movies sold, tape loss and stock compensation, and for the year ended December 31, 2000, $12.0 million of charges for the disposition of fixed assets.
  (c)
  Represents the cost of replenishing new release rental videocassettes, video games and DVDs for existing stores that are included in investing activities on our statements of cash flows. This cost is in addition to the cost of rental inventory represented by revenue sharing expense included in our statements of operations.
(6)
As adjusted to give effect, as of September 30, 2001, to this offering and the application of the proceeds therefrom as described in "Use of proceeds."
(7)
As of December 31, 2000, we recorded a $211.2 million valuation allowance on our $211.2 million net deferred tax asset, consisting of temporary timing differences and net operating loss carryforwards. As of September 30, 2001, this valuation allowance was at $201.7 million. Excluding this allowance, shareholders' equity would have been $11.5 million at September 30, 2001.

Use of proceeds

We will receive approximately $88.0 million from our sale of 7,000,000 shares of common stock (based on the last reported sale price of our common stock on February 15, 2002), net of estimated expenses and estimated underwriting discounts payable by us. If the underwriters exercise their over-allotment option in full, we will receive approximately $13.4 million of additional net proceeds.

We presently intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our existing revolving credit facility. At December 31, 2001, borrowings under our existing revolving credit facility, which expires in December 2003, bore interest at an effective rate of 7.43% per annum. See Note 1 under "Capitalization" for additional information.

Price range of common stock

Our common stock has been quoted on the Nasdaq National Market under the symbol HLYW since July 23, 1993. The following table sets forth, for the periods indicated, the high and low bid prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low

Year Ending December 31, 2002
First Quarter (through February 15, 2002)	$14.95	$10.89
Year Ended December 31, 2001:
Fourth Quarter	$16.91	$11.61
Third Quarter	12.85	7.44
Second Quarter	9.00	1.94
First Quarter	2.72	1.00
Year Ended December 31, 2000:
Fourth Quarter	$7.50	$0.63
Third Quarter	9.88	6.38
Second Quarter	8.38	6.06
First Quarter	15.00	6.56

On February 15, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $13.50 per share.

Dividend policy

Since becoming a public company, we have not paid any dividends on our capital stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. The instruments governing our existing and future indebtedness contain or may contain provisions prohibiting or limiting the payment of dividends on our common stock.

Capitalization

The following table sets forth our historical capitalization at September 30, 2001 and as adjusted to give effect as of such date to (1) this offering and (2) the application of the proceeds therefrom as described in "Use of proceeds." The table should be read in conjunction with our consolidated financial statements and related notes and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30, 2001
		As Adjusted(1)
	Actual

(dollars in thousands)
Long-term indebtedness (including current maturities):
Bank credit facility(2)	$240,000	$151,961
10 5/8% Senior Subordinated Notes due 2004	250,000	250,000
Capital leases	29,245	29,245

Total long-term indebtedness (including current maturities)(2)	519,245	431,206
Shareholders' equity:
Preferred stock, 25,000,000 shares authorized; none issued and outstanding on an actual basis and on an as adjusted basis	—	—
Common stock, 100,000,000 shares authorized; 49,336,765 shares issued and outstanding on an actual basis, and 56,336,765 shares issued and outstanding on an as adjusted basis(3)	374,080	462,119
Unearned compensation	(2,114)	(2,114)
Accumulated deficit	(562,133)	(562,133)

Total shareholders' deficit(2)	(190,167)	(102,128)

Total capitalization(2)	$329,078	$329,078

(1)	As adjusted to give effect, as of September 30, 2001, to this offering and the application of the proceeds therefrom as described in "Use of proceeds."
(2)	Assumes the application of $88.0 million of net proceeds of this offering to the repayment of a portion of the borrowings outstanding under our existing revolving credit facility. To the extent the underwriters' over-allotment option is exercised, further amounts will be applied to reduce borrowings under our existing revolving credit facility. We are seeking to obtain a new bank credit facility from a syndicate of Lenders led by UBS Warburg LLC. The proposed facility (the "Proposed Credit Facility") consists of a $150.0 million term loan maturing in 2006 and a $25.0 million revolving credit loan maturing in 2006. If we obtain the Proposed Credit Facility, we intend to use the proceeds of the initial borrowings thereunder to repay the remaining borrowings outstanding under our existing revolving credit facility and to pay related fees and expenses. However, this offering is not conditioned upon obtaining a new bank credit facility. While we presently believe that we will obtain the Proposed Credit Facility, we also have received a fully-underwritten commitment (not subject to syndication) from UBS Warburg LLC for a $175.0 million credit facility maturing in 2004 (the "Commitment"). The Commitment is subject to a number of conditions as described in "Use of Proceeds" in the accompanying prospectus. Assuming an offering price of $13.50 per share (the last reported sale price of our common stock on February 15, 2002), the proceeds of an offering of 7,000,000 shares of our common stock would be insufficient to satisfy one of such conditions. Although we believe that we will be able to obtain a new bank credit facility on acceptable terms, our ability to do so is subject to circumstances beyond our control. See "Risk factors—The commitment for our new bank credit facility is subject to conditions beyond our control" in the accompanying prospectus.
(3)	Share information included in the table above is based on the number of shares outstanding as of September 30, 2001 and:
    •
    excludes 15,139,992 shares of common stock issuable upon the exercise of outstanding options under our stock incentive plans, with a weighted average exercise price of $4.15 per share;

    •
    excludes 1,889,581 additional shares of common stock available for future issuance under our stock incentive plans; and

    •
    assumes no exercise of the underwriters' over-allotment option.

Selected financial data

The information presented below for, and as of the end of, each of the fiscal years in the five-year period ended December 31, 2000 is derived from our audited financial statements. The information presented below for, and as of the end of, each of the nine-month periods ended September 30, 2000 and September 30, 2001 is derived from our unaudited financial statements and, in the opinion of our management, includes all adjustments necessary for a fair presentation of the results of operations for these periods. However, results of operations for interim periods are not necessarily indicative of the results which may be expected for the full fiscal year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The information in the table below reflects, among other things, operating losses incurred by Reel.com from October 1, 1998, when we acquired it, to June 12, 2000, when we discontinued its e-commerce operations. Information regarding Reel.com's results of operations during this period and certain special charges are described in the footnotes to the table below.

	Year Ended December 31,									Nine Months Ended September 30,
	1996	1997		1998		1999		2000		2000		2001

(dollars in thousands, except per share amounts)										(unaudited)
Statement of Operations Data:
Revenue	$302,342	$500,501		$763,908		$1,096,841		$1,296,237		$964,490		$1,012,231
Gross margin	201,419	325,016		404,331		662,961		510,987		562,860		606,648
Income (loss) from operations	38,418	23,303	(1)	(36,451	)(2)	(2,513	)(3)	(436,321	)(4)	(48,900	)(5)	69,183
Net income (loss)(6)	20,630	4,996		(50,464)		(51,302)		(530,040)		(74,491)		25,685
Net income (loss) per share(7):
Basic	$0.60	$0.14		$(1.30)		$(1.13)		$(11.48)		$(1.62)		$0.52
Diluted	$0.59	$0.13		$(1.30)		$(1.13)		$(11.48)		$(1.62)		$0.50
Balance Sheet Data:
Rental inventory, net	$144,264	$226,051		$259,255		$339,912		$168,462		$374,184		$159,683
Property and equipment, net	115,812	234,497		328,182		382,345		323,666		398,712		283,220
Total assets	453,605	691,165		936,330		1,053,291		665,114		1,119,836		635,202
Long-term obligations (including current portion)	82,361	233,496		392,145		533,906		536,401		595,311		519,245
Shareholders' equity (deficit)(8)	277,013	291,938		347,591		304,529		(222,377)		233,171		(190,167)
Operating Data:
Number of stores at year/period end	551	907		1,260		1,615		1,818		1,796		1,809
Comparable store sales increase(9)	7%	3%		8%		12%		2%		4%		4%
Cash flows generated from (used in):
Operating activities	$116,271	$176,478		$246,641		$177,151		$248,871		$155,943		$169,804
Investing activities(10)	(189,085)	(338,120)		(438,411)		(320,338)		(255,822)		(214,982)		(137,408)
Financing activities	55,683	152,702		191,836		146,153		3,278		62,187		(16,778)

(1)
Includes a litigation settlement charge of $18.9 million, an inventory write-down of $6.8 million and a $4.6 million charge related to a failed self-tender offer.

(2)
Includes a $99.9 million charge related to the valuation of our rental inventory; operating losses and certain special charges of Reel.com of $20.0 million; and a $1.9 million charge related to purchased in-process research and development.

(3)
Includes operating losses of Reel.com of $98.5 million; a $25.4 million litigation settlement charge and the cumulative effect of a change in accounting principle of $1.4 million.

(4)
Includes an inventory write-down of $164.3 million associated with modifications to rental product amortization estimates; a $74.3 million charge for the impairment of long-lived assets and the goodwill related to those assets; Reel.com operating losses of $53.6 million and special charges related to the discontinuation of Reel.com of $67.7 million; a $17.3 million charge for doubtful employee receivables; a $16.9 million charge related to the planned closing of 43 stores in 2001; a $13.2 million charge to write down specific rental and merchandise inventories to net realizable value; an $11.1 million charge for settlement of revenue sharing contract disputes; a $10.5 million charge for pending legal settlements; a $9.5 million charge for lease termination fees; a $6.8 million charge for doubtful cooperative advertising receivables; a $3.5 million charge for an unearned bonus pay-out; and a $2.7 million charge related to severance liabilities.

(5)
Includes Reel.com operating losses of $53.5 million and special charges related to the discontinuation of Reel.com of $69.3 million ($1.6 million of which we reversed in the fourth quarter of 2000 because we were able to negotiate the termination of certain obligation and lease commitments on terms more favorable than originally anticipated).

(6)
Excluding operating losses incurred by Reel.com and special charges as described above, and assuming an effective tax rate of 40.5%, net income (loss) for the years ended December 31, 1997, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001 would have been $23.0 million, $31.1 million, $46.4 million, $(25.6) million, $18.7 million and $15.6 million, respectively.

(7)
Excluding operating losses incurred by Reel.com and special charges as described above, and assuming an effective tax rate of 40.5%: (a) basic income (loss) per share for the years ended December 31, 1997, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001 would have been $0.63, $0.80, $1.02, $(0.55), $0.40 and $0.32, respectively, and (b) diluted income (loss) per share for the years ended December 31, 1997, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001 would have been $0.61, $0.78, $0.97, $(0.55), $0.40 and $0.30, respectively.

(8)
As of December 31, 2000 we recorded a $211.2 million valuation allowance on our $211.2 million net deferred tax asset, consisting of temporary timing differences and net operating loss carry-forwards. Excluding this allowance, shareholders' deficit would have been $11.2 million at December 31, 2000. As of September 30, 2001, this valuation allowance was at $201.7 million. Excluding this allowance, shareholders' equity would have been $11.5 million at September 30, 2001.

(9)
A store is comparable after it has been open and owned by Hollywood for 12 full months. An acquired store converted to the Hollywood Video name store design is removed from the comparable store base when the conversion process is initiated and returned 12 full months after reopening.

(10)
Includes the cost of replenishing new release rental videocassettes, video games and DVDs for existing stores.

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus supplement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" in the accompanying prospectus and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein.

THREE MONTHS ENDED SEPTEMBER 30, 2001 AND NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000 AND NINE MONTHS ENDED SEPTEMBER 30, 2000

Results of Operations

Summary Results of Operations

Our net income for the three months ended September 30, 2001 and the nine month period ended September 30, 2001 was $15.4 million and $25.7 million, respectively, compared with net income of $0.7 million and a net loss of $74.5 million for the corresponding periods of 2000. The improvement in net income was the result of closing down e-commerce operations at Reel.com and improved operating performance in our existing store base.

The following table sets forth selected results of operations data, expressed as a percentage of total revenue, and gross margin data.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2000	2001	2000	2001

	(Unaudited)
Revenue:
Rental revenue	85.5%	83.6%	82.6%	84.2%
Product sales	14.5	16.4	17.4	15.8

	100.0	100.0	100.0	100.0

Gross margin	62.7	61.4	58.4	59.9
Operating costs and expenses:
Operating and selling	50.9	45.4	49.8	45.7
General and administrative	5.2	6.7	5.7	7.0
Restructuring charge for closure of internet business	—	—	5.0	—
Amortization of intangibles	0.6	0.4	2.9	0.4

	56.7	52.5	63.4	53.1

Income (loss) from operations	6.0	8.9	(5.0)	6.8

Non-operating expense, net	(5.6)	(4.3)	(4.9)	(4.2)

Income (loss) before income taxes	0.4	4.6	(9.9)	2.6
Benefit from (provision for) income taxes	(0.2)	(0.1)	2.2	(0.1)

Net income (loss)	0.2%	4.5%	(7.7%)	2.5%

Other data:
Rental gross margin(1)	68.4%	67.5%	68.2%	65.4%
Product gross margin(2)	28.6	29.7	11.9	30.7

(1)
Rental gross margin as a percentage of rental revenue.
(2)
Product gross margin as a percentage of product revenue.

Revenue

Revenue increased by $38.4 million or 12.5% in the three months ended September 30, 2001 and $47.7 million or 4.9% in the nine months ended September 30, 2001 when compared with the corresponding periods of the prior year. Excluding Reel.com, for the nine months ended September 30, 2001 revenue increased by $74.0 million or 7.9% when compared to the corresponding period of the prior year. In the three months ended September 30, 2001, and in the nine months ended September 30, 2001, revenue was favorably impacted by an increase of comparable store sales of 11% and 4%, respectively. Also favorably impacting revenue was an increase in the number of weighted average stores operated during the period.

Gross Margin

Rental margin as a percentage of rental revenue decreased to 67.5% in the three months ended September 30, 2001 from 68.4% in the corresponding period of the prior year. Rental margins for the nine month period ended September 30, 2001 decreased to 65.4% from 68.2% in the corresponding period of the prior year. The decrease in margin primarily relates to an increase in rental product depreciation expense caused by changes in depreciation estimates. During the fourth quarter of 2000, we made several key observations that led management to change estimates regarding rental inventory lives and residual values. We adopted the changes in estimates prospectively on October 1, 2000. By applying these changes prospectively, we recorded incremental depreciation of approximately $2 million and $18 million in the three months ended September 30, 2001 and in the nine months ended September 30, 2001.

Product margin as a percentage of product sales increased to 29.7% in the three months ended September 30, 2001 from 28.6% in the corresponding period of the prior year. The improvement in margin is primarily due to improved margins on previously viewed movie sales. Compared to the prior year, margins on previously viewed product have increased due to the change in depreciation estimates, which results in lower residual values that are charged to cost of product sales. Product margins for the nine month period ended September 30, 2001 increased to 30.7% from 11.9% in the corresponding period of the prior year. The increase in margin is primarily due to the discontinuation of e-commerce sales at Reel.com in June 2000. Excluding Reel.com, product margins improved to 30.7% from 27.6% primarily due to improved margins on previously viewed movie sales caused by the change in depreciation estimates.

Operating Costs And Expenses

Operating and Selling

Total operating and selling expense in the three months ended September 30, 2001 decreased as a percentage of revenue to 45.4% compared to 50.9% in the corresponding period of the prior year. The percentage decrease is primarily the result of leverage on increased revenue and lower advertising expense. The net $0.7 million increase in operating and selling expense in the three months ended September 30, 2001 compared to the corresponding prior year period was primarily the result of new store additions. Payroll and related expenses increased by $3.5 million, rent and related expense increased by $0.9 million and other operating and selling expenses increased by $1.1 million. These increases were offset by a decrease in advertising expense of $4.8 million. We have a high degree of focus on operating and selling expenses and this focus is expected to increase so that we can continue to see leverage in this area when revenue increases.

Total operating and selling expense for the nine month period ended September 30, 2001 decreased as a percentage of revenue to 45.7% compared to 49.8% in the prior year. The percentage decrease is due to leverage on increased revenue, lower advertising expense and the discontinuation of Reel.com. The decrease of total operating and selling expense for the nine month period ended September 30, 2001 of $17.8 million was primarily caused by the discontinuation of Reel.com, which had operating and selling expense of $27.4 million in the prior year. Excluding Reel.com, there was a net increase of $9.6 million for the nine month period ended September 30, 2001, primarily due to new store additions. Payroll and related expense increased by $8.5 million and rent and related expenses increased by $7.7 million, which was partially offset by a decrease in advertising expense of $6.3 million and other operating and selling expenses of $0.3 million.

General and Administrative

General and administrative expenses in the three months ended September 30, 2001 and the nine months ended September 30, 2001 increased $7.5 million and $16.4 million, respectively, compared to the corresponding periods of last year to $23.3 million and $70.8 million. The increase for the three months ended September 30, 2001 was primarily due to an increase in payroll and related expenses of $6.4 million when compared to the prior year, of which $1.6 million was non-cash stock compensation. The increase for the nine months ended September 30, 2001 was primarily due to an increase in payroll and related expenses of $18.0 million. Of the payroll and related expense increase, $5.6 million was compensation expense related to a stock grant to Hollywood's Chief Executive Officer as part of a three year employment agreement and $2.9 million was non-cash stock compensation associated with our stock option plans. We made the decision to invest in certain elements of our business such as the store field supervision structure, the loss prevention function and human resources. We believe these investments will have a direct impact on our business by improving the level of execution. The increase was partially offset by the discontinuation of Reel.com, which had general and administrative expenses of $5.1 million in the nine months ended September 30, 2000.

Restructuring Charge for Closure of Internet Business

On June 12, 2000, we announced that we would close down the e-commerce business at Reel.com. We developed a leading web-site over the seven quarters after Reel.com was purchased in October of 1998, but its business model of rapid customer acquisition led to large operating losses and required significant cash funding. Due to market conditions, we were unable to obtain outside financing for Reel.com, and could not justify continued funding from our video store cash flow. On June 13, 2000, we terminated employment of approximately 200 of Reel.com's 240 employees, and paid $1.9 million in involuntary termination benefits. The remaining employees have since been terminated or integrated into Hollywood.

We maintain the web-site as a content-only site to minimize any negative effect the Reel.com shutdown may have had on existing Hollywood Video store customers. To offset the costs of maintaining the web-site, we entered into a strategic partnership with 800.com. Revenues associated with the 800.com agreement and the expenses of maintaining the web-site have been recognized as earned and incurred, respectively.

As a result of the discontinuation of e-commerce operations, we recorded a total charge of $69.3 million in the second quarter of 2000, of which $48.5 million was classified as a restructuring charge on the consolidated statement of operations and $20.8 million was included in cost of product sales. In the fourth quarter of 2000, the charge was reduced by $1.6 million to $46.9 million because we were able to negotiate termination of certain obligations and lease commitments more favorably than originally anticipated.

The restructuring charge line item included $1.9 million of severance and benefits paid on June 13, 2000, $19.3 million of asset write downs, and $25.7 million of accrued liabilities. The assets written down include the remaining $14.9 million of goodwill associated with the acquisition of Reel.com, and $4.4 million to write down equipment, leasehold improvements, prepaid expenses and accounts receivable to their net realizable values. Amounts accrued include $19.9 million for contractual obligations, lease commitments and anticipated legal claims against us and $5.8 million for legal, financial and other professional services incurred as a direct result of the closure of Reel.com. As of September 30, 2001, we had paid $7.0 million of the accrued amounts. Charged to cost of goods sold was the write down of Reel.com inventory, primarily DVDs, to net realizable value. This represented excess product for the Hollywood Video segment.

Amortization of Intangibles

Amortization of intangibles decreased to $1.3 million and $3.8 million in the three months ended September 30, 2001 and nine months ended September 30, 2001, respectively. The decrease was caused by a write down of Reel.com's goodwill as e-commerce operations were discontinued in the prior year second quarter, and by goodwill write downs in the fourth quarter of 2000 for planned store closures and SFAS No. 121 impairment charges.

Nonoperating Income (Expense), Net

Interest expense, net of interest income, decreased by $2.6 million and $3.8 million in the three months ended September 30, 2001 and nine months ended September 30, 2001, respectively, compared to the corresponding periods of the prior year. The decrease is due to decreased borrowings under our revolving credit facility and lower interest rates.

Income Taxes

For the three months ended September 30, 2001 and the nine months ended September 30, 2001 our income tax provision was 2.1% compared with a provision of 40.5% and a benefit of 22.1% for the corresponding periods of the prior year. Due to the uncertainty as to the realization of deferred tax assets, including temporary differences and net operating loss carry-forwards, in the fourth quarter of 2000 we recorded a $211.2 million valuation allowance on our $211.2 million net deferred tax asset. These deferred tax assets are being recognized, through reductions in the valuation allowance, as we earn taxable income, thereby offsetting a normalized tax provision. The 2.1% provision is a result of minimum state income taxes in excess of income-based state income taxes.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999 AND THE YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

Results of Operations

Summary Results of Operations

Our net loss for 2000 was $530.0 million, compared to $51.3 million in 1999 and $50.5 million in 1998. The increase in loss was primarily the result of special charges as summarized in Note 21 to the Consolidated Financial Statements for the year ended December 31, 2000.

The following table sets forth (1) results of operations data expressed as a percentage of total revenue and (2) gross margin data.

	Year Ended December 31,
	1998	1999	2000

Revenue:
Rental revenue	82.9%	81.5%	82.6%
Product sales	17.1	18.5	17.4

	100.0	100.0	100.0

Gross margin	52.9	60.5	39.4
Operating costs and expenses:
Operating and selling	50.1	47.7	55.0
General and administrative	4.9	7.8	8.5
Restructuring charge for closure of internet business	—	—	3.6
Restructuring charge for store closures	—	—	1.3
Amortization of intangibles	2.4	5.2	4.6
Purchased in-process research and development	0.3	—	—

	57.7	60.7	73.0

Loss from operations	(4.8)	(0.2)	(33.6)
Non-operating expense, net	(4.3)	(4.2)	(4.8)

Loss before income taxes and cumulative effect adjustment	(9.1)	(4.4)	(38.4)
Benefit from (provision for) income taxes	2.5	(0.2)	(2.4)

Loss before cumulative effect adjustment	(6.6)	(4.6)	(40.8)
Cumulative effect of a change in accounting principle	—	(0.1)	—

Net loss	(6.6%)	(4.7%)	(40.8%)

Other data:
Rental gross margin(1)	57.1%	68.8%	45.8%
Product gross margin(2)	32.9	23.8	9.2

(1)
Rental gross margin as a percentage of rental revenues.
(2)
Product gross margin as a percentage of product revenues.

Revenue

Revenue increased by $199.4 million, or 18.2%, in 2000 compared to 1999, primarily due to the addition of 203 new superstores in 2000. Revenue was also favorably impacted by an increase of 2% in comparable store revenue in 2000. The discontinuation of e-commerce operations in June 2000 by Reel.com unfavorably impacted revenue. Revenue increased by $332.9 million, or 44%, in 1999 compared to 1998, due to the addition of 355 new superstores in 1999 combined with an increase of 12% in comparable store revenue and the full year impact of Reel.com, acquired in October 1998. Hollywood ended 2000 with 1,818 superstores operating in 47 states, compared to 1,615 stores operating in 44 states at the end of 1999 and 1,260 stores operating in 42 states at the end of 1998. We increased our prices at most stores in the fourth quarter of 1998 from $1.49 to $1.99 for five-day rentals of catalog titles and from $2.99 to $3.49 for new releases. Concurrently with the price increase of new releases, the initial rental period was extended from one day to five days. Customers who fail to return movies within the applicable rental period are deemed to have commenced a new rental period of equal length at the same price. Rental revenue from initial rental periods was $538 million, $801 million and $937 million for 1998, 1999 and 2000, respectively. Rental revenue from extended rental periods was $95 million, $93 million and $134 million for 1998, 1999 and 2000, respectively. In the fourth quarter of 1999, we increased prices at most stores from $3.49 to $3.79 for all new rental releases. We did not increase prices in 2000.

Gross Margin

Rental Margins

Rental gross margin as a percentage of rental revenue decreased to 45.8% in 2000 from 68.8% in 1999. In the fourth quarter of 2000, in anticipation of the rapid growth of DVD technology, we changed several estimates with respect to the useful lives and salvage values of various types of rental product. As a result, we recorded a charge of $164.3 million (See Note 4 to the Consolidated Financial Statements for the year ended December 31, 2000). Excluding the charge, margins decreased to 61.1% in 2000 from 68.8% in 1999. The decrease is primarily the result of increased rental inventory amortization in the fourth quarter of 2000 using the new amortization estimates.

Rental gross margin as a percentage of rental revenue increased to 68.8% in 1999 from 57.1% in 1998. In the fourth quarter of 1998, we significantly changed our business model. In order to increase the quantity and selection of newly released video titles and satisfy the customer's demand while trying to mitigate our risk, we entered into revenue sharing arrangements with major studios. Prior to these revenue sharing arrangements, we paid approximately $60 to $65 per videocassette for major theatrical releases that were priced for rental in the United States. We were seldom able to fully satisfy our customers' demand for new releases under this fixed price model. We expected that the revenue sharing model would have a significant impact on our cost of rental as we changed our business model from a primarily fixed to a primarily variable cost approach. Starting in the fourth quarter of 1998, revenue sharing payments became a significant component of our cost of rental. The revenue sharing arrangements made it necessary for us to make adjustments to our inventory valuation as of October 1, 1998 in order to account for the shorter rental lives that videocassettes have in the revenue sharing business model because initial customer demand is satisfied significantly sooner. As a result of this change, we recorded a $99.9 million charge to reflect a reduction in the carrying value of rental inventory in the fourth quarter of 1998 (See Note 5 to the Consolidated Financial Statements for the year ended December 31, 2000 contained in this prospectus supplement). Excluding this charge, rental margins decreased as a percentage of rental revenues from 72.9% in 1998 to 68.8% in 1999. This decrease was primarily due to increased revenue sharing payments to studios and increased rental revenues.

Product Margins

Product gross margin as a percentage of product sales decreased to 9.2% in 2000 from 23.8% in 1999. Product margins in 2000 were impacted by a $20.8 million charge for the discontinuation of e-commerce operations at Reel.com and a $8.6 million charge to value the inventory on hand at December 31, 2000 at the lower of cost or net realizable value. Excluding the $8.6 million charge, product margins for the Hollywood Video superstores decreased to 24.4% in 2000 from 31.8% in 1999, primarily due to a decrease in the average sales price of previously viewed movies for sale. Excluding the $20.8 million charge, product margins for Reel.com increased to 5.8% from a negative 8.9% in 1999.

Product margin as a percentage of product revenue, including Reel.com, was 23.8% in 1999, compared to 32.9% in 1998. Excluding Reel.com, product margin as a percentage of product revenue decreased from 34.7% in 1998 to 31.8% in 1999. The decline in product margin in 1999 was primarily due to pricing pressure on sell-through video merchandise from mass merchant retailers, which use video sales as a loss leader to drive customer traffic and due to the impact of on-line sales where both VHS and DVD titles can be purchased at or below their wholesale cost in many cases.

Operating Costs and Expenses

Operating and Selling

Total operating and selling expenses of $713.4 million in 2000 increased $190.7 million from $522.7 million in 1999. Total operating expenses as a percentage of total revenues increased to 55.0% in 2000 from 47.7% in 1999. The increase in total operating expenses was due to increases in depreciation expense of $57.0 million, store wages of $44.9 million, occupancy costs of $42.3 million, advertising expenses of $24.4 million, and other store operating expenses of $33.6 million, offset by an $11.4 million decrease in expenses incurred by Reel.com. The decrease in Reel.com expenses was primarily due to operating Reel.com for six months in 2000 compared to the entire year in 1999. The increases in store wages, occupancy costs, and other store operating expenses were due to the increase in the number of superstores operated by us. We operated 1,818 superstores at December 31, 2000 compared with 1,615 superstores at the end of 1999. The increase in depreciation expense was due to a charge for impairment of property and equipment of $44.3 million (See Note 8 to Consolidated Financial Statements for the year ended December 31, 2000). Advertising expense was higher due to an increase in national television campaigns when compared to prior years. Operating and selling expenses, excluding the impairment of long-lived assets, increased as a percentage of total revenue in 2000 primarily due to higher advertising expenses in 2000 compared to 1999. Total operating and selling expenses of $522.7 million in 1999 increased $140.0 million from $382.7 million in 1998. Total operating expenses as a percentage of total revenues decreased to 47.7% in 1999 from 50.1% in 1998. The increase in total operating expenses was due to increases in depreciation expense of $15.7 million, store wages of $35.1 million, occupancy costs of $45.9 million and other store operating expenses of $10.2 million. Additionally, we incurred $38.9 million in operating and selling expenses in 1999, an increase of $33.0 million over the prior year, due to Reel.com. The increase in Reel.com expenses was primarily due to operating Reel.com for the entire year in 1999 compared to only the fourth quarter in 1998. All of the above increases, with the exception of Reel.com, were due to the increase in the number of superstores operated by us. We operated 1,615 superstores at December 31, 1999 compared with 1,260 superstores at the end of 1998. Operating and selling expense decreased as a percentage of total revenue in 1999 primarily due to higher average revenue per store in 1999 compared to 1998.

Restructuring for Closure of Internet Business

On June 12, 2000, we announced that we would close down the e-commerce business at Reel.com. We developed a leading web-site over the seven quarters since Reel.com was purchased in October of 1998, but its business model of rapid customer acquisition led to large operating losses and required significant cash funding. Due to market conditions, we were unable to obtain outside financing for Reel.com, and could not justify continued funding from its video store cash flow. On June 13, 2000, we terminated employment of approximately 200 of Reel.com's 240 employees, and paid $1.9 million in involuntary termination benefits. The remaining employees have since been terminated or integrated into Hollywood.

We maintain the web-site as a content-only site to minimize any negative effect the Reel.com shutdown may have had on existing Hollywood Video store customers. To offset the costs of maintaining the web-site, we entered into a strategic partnership with 800.com. Revenues associated with the 800.com agreement and the expenses of maintaining the web-site have been recognized as earned and incurred, respectively.

As a result of the discontinuation of e-commerce operations, we recorded a total charge of $69.3 million in the second quarter of 2000, of which $48.5 million was classified as a restructuring charge on the consolidated statement of operations and $20.8 million was included in cost of product sales. In the fourth quarter of 2000, the charge was reduced by $1.6 million to $46.9 million because we were able to negotiate termination of certain obligations and lease commitments more favorably than originally anticipated.

The restructuring charge line item includes $1.9 million of severance and benefits paid on June 13, 2000, $19.3 million of asset write downs and $25.7 million of accrued liabilities. The assets written down include the remaining $14.9 million of goodwill associated with the acquisition of Reel.com, and $4.4 million to write down equipment, leasehold improvements, prepaid expenses and accounts receivable to their net realizable values. Amounts accrued include $19.9 million for contractual obligations, lease commitments and anticipated legal claims against Hollywood and $5.8 million for legal, financial and other professional services incurred as a direct result of the closure of Reel.com. As of December 31, 2000, we had paid $3.9 million of the accrued amounts.

We used some of the equipment from Reel.com at the new distribution center in Nashville, Tennessee, and at the corporate offices in Wilsonville, Oregon. Equipment not so utilized was sold. Proceeds of $250,000 were received in the third quarter of 2000.

Charged to cost of goods sold was the write down of Reel.com inventory, primarily DVDs, to net realizable value. This represented excess product for the Hollywood Video segment. We liquidated over 85% of this inventory as of the end of 2000. The remaining amount was liquidated or integrated into Hollywood Video inventory in 2001.

Restructuring charge for store closures

In December 2000, Hollywood approved a restructuring plan involving the closure and disposition of 43 stores that were not operating to management's expectations. We recognized a charge of $16.9 million, including an $8.0 million write down of property and equipment, a $1.5 million write down of goodwill and an accrual for store closing costs of $7.4 million. The established reserve for cash expenditures is for lease termination fees and other store closure costs.

We initially anticipated paying all accrued store closure costs in 2001 and planned to liquidate all inventories pursuant to store closure sales, with any remaining product being used in other stores. Due to the unexpected improvement in operating performance in a majority of the stores selected for closure, we amended the restructuring plan in December 2001. In accordance with the amended plan, a majority of the 31 stores still open as of December 31, 2001 will be removed from the store closure list. As a result, we presently expect to reverse in the fourth quarter of 2001 a substantial portion of the remaining accrual for store closure costs recorded in the fourth quarter of 2000.

Revenue during the years ended December 31, 2000, 1999 and 1998 for the stores included in the restructuring plan was approximately $15.5 million, $13.4 million and $9.1 million, respectively. Operating results (defined as income or loss before interest expense and income taxes) during the years ended December 31, 2000, 1999 and 1998 for the stores included in the restructuring plan were approximately $1.8 million loss, $0.5 million loss and $15,684 income, respectively.

As of September 30, 2001, we had closed 10 of the 43 scheduled stores that are included in the restructuring plan and incurred $282,000 in expenses related to the closures. Inventories in the stores were primarily liquidated through store closing sales in accordance with the restructuring plan. We are currently evaluating the timing of the remaining closures.

General and Administrative

Total general administrative expenses of $110.2 million in 2000 increased $24.3 million from $85.9 million in 1999. Total general and administrative expenses as a percentage of total revenue increased to 8.5% in 2000 compared to 7.8% in 1999. Included in general and administrative expenses in 1999 is a special charge of $25.4 million for legal and settlement charges associated with the settlement of two lawsuits. Excluding this charge, general and administrative expenses increased by $49.8 million in 2000, primarily due to employee loans written off or fully reserved for as doubtful, other payroll and related costs, and establishing reserves for pending litigation, offset by a $2.1 million decrease in overhead costs associated with Reel.com. The decrease in Reel.com expenses was primarily due to operating Reel.com for only six months in 2000 compared to the entire year in 1999.

Total general administrative expenses of $85.9 million in 1999 increased $48.4 million from $37.5 million in 1998. Total general and administrative expenses as a percentage of total revenue increased to 7.8% in 1999 compared to 4.9% in 1998. Included in general and administrative expenses in 1999 is a special charge of $25.4 million for legal and settlement charges associated with the settlement of two lawsuits. Excluding this charge, general and administrative expenses increased by $22.9 million in 1999, primarily due to an increase in payroll and related costs, higher legal costs and increased overhead costs associated with Reel.com. The increase in Reel.com expenses was primarily due to the full year impact of operating Reel.com for the entire year in 1999 compared to only the fourth quarter of 1998.

Amortization of Intangibles

Amortization of intangibles increased by $3.0 million in 2000 compared to 1999, primarily due to an impairment charge of $30 million related to goodwill on several acquired stores as discussed in Note 8 to the Consolidated Financial Statements for the year ended December 31, 2000 contained in this prospectus supplement, offset by a decrease in amortization of goodwill associated with the Reel.com acquisition. See Note 11 to the Consolidated Financial Statements for the year ended December 31, 2000 contained in this prospectus supplement for a discussion of the discontinuation of e-commerce operations and the resulting charges.

Amortization of intangibles increased by $38.3 million in 1999 compared to 1998, primarily due to the full year impact of amortizing goodwill associated with the Reel.com acquisition (as discussed in Note 10 to the Consolidated Financial Statements for the year ended December 31, 2000 contained in this prospectus supplement).

Other Operating Charges

We incurred a non-cash charge of $1.9 million in 1998 to write-off the value of purchased in-process research and development costs in connection with the acquisition of Reel.com (See Note 10 to the Consolidated Financial Statements for the year ended December 31, 2000).

Non-operating Income (Expense), Net

Interest expense, net of interest income, increased in 2000 compared to 1999 and 1998 primarily due to increased levels of borrowings under the revolving credit facility combined with increased interest rates and the issuance of $50.0 million in senior subordinated notes in June 1999.

Income Taxes

Hollywood's effective tax rate was a provision of 6.3% in 2000 compared to a provision of 3.9% in 1999 and a benefit of 27.6% in 1998 which varies from the federal statutory rate as a result of non-deductible goodwill amortization associated with the Reel.com acquisition, state income taxes and deferred tax valuation allowances. Valuation allowances reduce deferred income tax balances to the approximate amount of recoverable income taxes based on assessments of taxable income within the carryback or carryforward periods for each year.

Change In Effect Of A Change In Accounting Principle

In April 1998, SOP 98-5, "Reporting on the Cost of Start-up Activities" was finalized, which requires that costs incurred for start-up activities, such as store openings, be expensed as incurred. We adopted SOP 98-5 effective January 1, 1999. The cumulative effect of the change in accounting principle was to increase net loss by $1.4 million, net of tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

Overview

During 2000, we experienced a number of significant events with respect to our liquidity and capital situation. We began the year growing at the average rate of one store per day, as well as funding significant cash losses at Reel.com. In order to meet the funding needs to continue at this growth rate, our then-existing $300.0 million revolving credit facility needed to be expanded or refinanced. During early 2000, we attempted to refinance this facility. In March 2000 we received an underwritten commitment from a group of banks for a new $375.0 million credit facility. However, syndication of this new facility failed in May 2000 primarily due to market conditions (including lenders' concerns with losses at Reel.com and the business of Internet companies generally) and the significant capital needed to fund our aggressive growth. Without the availability of new funding, we were faced with a requirement to begin reducing the maximum borrowing capacity under the $300.0 million revolving credit facility, starting with a $37.5 million reduction on December 5, 2000 and quarterly reductions of $37.5 million in each quarter thereafter, and to make such payments as would be necessary to cause the borrowings outstanding under the facility to be less than or equal to the reduced borrowing capacity. In order to meet this obligation, we needed to make significant changes to our growth plans.

As part of these changes, in June of 2000, we closed the e-commerce business at Reel.com, thereby stopping its cash losses. Furthermore, we made the decision to curtail our new store growth and not sign new leases for the remainder of the year. We believe that by discontinuing Reel.com's e-commerce operations (which were losing money at an annual run rate of approximately $60.0 million in early 2000), and by largely curtailing our new store growth (in which we were investing at an annual run rate of approximately $140.0 million in early 2000), we have substantially reduced our ongoing uses of cash from that of early 2000 and before. After being a net user of cash since inception, we have been a net generator of cash since the fourth quarter of 2000.

On June 8, 2000, we obtained a waiver for non-compliance with certain covenants under the revolving credit facility, including a leverage ratio covenant and a covenant regarding loans to affiliated persons. This temporary waiver was extended on June 20, 2000 and again on July 28, 2000. The revolving credit facility was amended on August 4, 2000 to permanently amend these covenants. As consideration for the requested amendment, we agreed to certain new covenants which, among other things, placed restrictions on capital expenditures and store growth. These amendments did not affect the amortization schedule of the revolving credit facility.

As of December 31, 2000, we were in violation of covenants under the revolving credit facility regarding our tangible net worth, our leverage ratio and our interest coverage ratio. Although we obtained a waiver for the violations, the waiver was scheduled to expire on May 5, 2001. Because it was probable we would incur covenant violations after May 5, 2001 without a restructured agreement, in accordance with FAS 78, Classification of Obligations That Are Callable by the Creditor, we reclassified $112.5 million of borrowings under the revolving credit facility as current liabilities on our consolidated balance sheet as of December 31, 2000, such that the entire $245.0 million of borrowings then outstanding under the revolving credit facility were classified as current liabilities as of that date. As a result of the uncertainty regarding our ability to negotiate a permanent amendment to the revolving credit facility and the fact that we had net losses in 2000, 1999, and 1998 and at December 31, 2000 had a shareholders deficit of $222.4 million, our independent accountants included a going concern paragraph in their report on our consolidated financial statements.

Because it was doubtful that we would be able to meet the scheduled 2001 revolving credit facility amortization of $150.0 million, we began negotiating a restructured amortization with our lenders. On March 6, 2001, we made a $6.0 million amortization payment and our lenders agreed to defer $31.5 million of the $37.5 million total due on that date until May 5, 2001. During the deferral period we and our lenders worked toward a permanent change in the amortization schedule to better match debt pay-down with our business plan. On May 5, 2001, we made a $1.0 million amortization payment and our lenders agreed to defer $30.5 until June 5, 2001.

On June 5, 2001, we amended our revolving credit facility and, in connection therewith, paid to the lenders fees of approximately $3.8 million. The amendment extended the maturity of the facility from September 5, 2002 to December 23, 2003, and created a new amortization payment schedule (See Note 4 to the Consolidated Financial Statements for the nine months ended September 30, 2001 for a table of amortization payments). In connection with the amendment, $201.5 million of the borrowings outstanding under the revolving credit facility were reclassified as long-term obligations on the consolidated balance sheet as of June 30, 2001. As a result of such amendment, our independent accountants removed the going concern paragraph from their report. The interest rate applicable to borrowings under the amended facility was set at IBOR plus 5.0%, subject to reduction upon the achievement of specified performance targets.

We generate substantial operating cash flow because most of our revenue is received in cash from the rental and sales of videocassettes, DVDs and games. The amount of cash generated from operations in the nine months ended September 30, 2001 funded our debt service requirements and all capital expenditures with enough cash left over to reduce accounts payable and accrued liabilities by $46.0 million and long-term obligations by over $17.0 million. At September 30, 2001 we had $18.9 million of cash and cash equivalents on hand.

We intend to use the net proceeds of this offering to repay a portion of the borrowings outstanding under our existing revolving credit facility (See Note 1 under "Capitalization" for additional information). We believe that our cash on hand, cash flow from operations, revolving credit availability and other capital resources will be sufficient to fund the cash requirements associated with our present operations for the foreseeable future. We continue to analyze our strategic plan and capital structure and to consider additional financing transactions, including possible issuances of debt securities, as sources of incremental liquidity.

Cash Provided by Operating Activities

Net cash flow provided by operating activities increased by $13.9 million in the nine months ended September 30, 2001 when compared to the corresponding period of the prior year. Hollywood's net income (loss) plus adjustments to reconcile net income (loss) to cash provided by operating activities increased by $104.1 million, or 90%, in the nine months ended September 30, 2001 compared to the corresponding period of the prior year. The increase was due to the discontinuation of e-commerce operations at Reel.com and improved operating performance in the existing store base. The increase was offset by pay-downs of accounts payable and accrued liabilities of $46.1 million compared to a net increase in accounts payable and accrued liabilities of $42.2 million in the prior year period. Net cash flow provided by operating activities increased by $71.7 million, or 40%, from $177.2 million in 1999 to $248.9 million in 2000. This increase was primarily due to an increase in accounts payable and accrued revenue sharing, which are sources of operating cash. For the year 2000, funds provided by operations, inclusive of funds provided through increases in certain working capital components, provided the primary source of liquidity to fund investing activities, including opening 208 new stores and purchasing new releases for existing stores, and meeting debt service requirements for 2000 (including $37.5 million of amortization requirements under the existing credit facility and $15.0 million of maturities of capital lease obligations).

Cash Used in Investing Activities

Net cash used in investing activities decreased by $77.6 million, or 36%, to $137.4 million in the nine months ended September 30, 2001 from $215.0 million in the corresponding period of the prior year. The decrease was primarily due to fewer new store openings. We opened only six new stores in the first nine months of 2001 compared to 184 in the first nine months of 2000. We anticipate that the number of new store openings in 2001 will be fewer than ten. Net cash used in investing activities decreased by $64.5 million, or 20%, from $320.3 million in 1999 to $255.8 million in 2000. The decrease was primarily due to fewer new store openings in 2000 and no store acquisitions. We opened 355 new stores in 1999 and only 208 stores in 2000.

Capital expenditures other than rental inventory include equipment, fixtures, and leasehold improvements for new and existing stores, remodeling projects, and implementing and upgrading office and store technology. We anticipate that capital expenditures, other than purchases of rental inventory, will be less than $15.0 million in 2001, of which approximately 70% is anticipated to relate to new, relocated and remodeled stores and related store maintenance.

Following is a table summarizing our cash used in investing activities for the last three years:

	1998	1999	2000

(in thousands)
Purchases of rental inventory, net	$265,158	$185,877	$176,753
Purchase of property and equipment, net	132,122	112,258	77,639
Investment in businesses acquired	40,804	17,434	—
Increase in intangibles and other assets	327	4,769	1,430

Total cash used in investing	$438,411	$320,338	$255,822

Purchases of video rental inventory include buying the initial home video and video game rental inventory for new stores, as well as the replenishment of new release home video and video game rental inventory for our existing stores.

Cash Provided by Financing Activities

In the nine months ended September 30, 2001, our cash flow from financing activities was a net use of $16.8 million compared to $62.2 million of cash provided by financing activities in the nine months ended September 30, 2000. The slowing of store growth coupled with an increase of cash provided by operations is allowing us to operate with internally generated cash flow instead of outside financing. Net cash provided by financing activities decreased by $142.9 million, or 98%, from $146.2 million in 1999 to $3.3 million in 2000. The decrease was primarily due to an increase of cash provided by operations, coupled with a decrease in cash used by investing activities due to slower store growth. In the first quarter of 2000, we borrowed an additional $12.5 million through capital lease financing, and over the course of 2000 repaid $15.0 million of principal on capital leases. The balance on the revolving credit facility began the year 2000 at $240.0 million, reached a maximum of $300.0 million at September 30, 2000 and was reduced to a balance of $240.0 million at September 30, 2001.

Other Financial Measurements: Working Capital

At September 30, 2001, we had cash and cash equivalents of $18.9 million and a working capital deficit of $248.0 million. The working capital deficit is primarily the result of the accounting treatment of rental inventory as discussed below. Other factors contributing to the deficit are the current amounts due under the revolving credit facility and significant accrued expenditures. Although the majority of our investment in DVD rental inventory is amortized within one year pursuant to our depreciation policy, rental inventories are accounted for as non-current assets under generally accepted accounting principles because they are not assets which are reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a substantial portion of our revenue, the classification of these assets as non-current excludes them from the computation of working capital. The acquisition cost of rental inventories, however, is reported as a current liability until paid and, accordingly, included in the computation of working capital. Consequently, we believe working capital is not as significant a measure of financial condition for companies in the video retail industry as it is for companies in other industries. Because of the accounting treatment of rental inventory as a non-current asset, we will, more likely than not, operate with a working capital deficit. We believe the existence of a working capital deficit does not affect our ability to operate our business and meet obligations as they come due.

RECENTLY ISSUED ACCOUNTING STANDARDS

In the first quarter of 2001 Hollywood adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" issued by the Financial Accounting Standards Board (FASB) on June 15, 1998. The adoption of SFAS No. 133 did not have an effect on our results of operations or our financial position.

In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statements Nos. 141 and 142 (SFAS 141 and SFAS 142), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to accept SFAS 142 for fiscal years beginning after December 15, 2001. We will adopt SFAS 142 on January 1, 2002, the beginning of fiscal 2002. In connection with the adoption of SFAS 142, we will be required to perform a transitional goodwill impairment assessment. We have not yet determined the impact these standards will have on our results of operations and financial position.

On October 3, 2001, the FASB issued Statement of Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supercedes FAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." FAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business. FAS 144 develops one accounting model for long-live assets that are to be disposed of by sale. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. FAS 144 is effective for Hollywood for all financial statements issued beginning January 1, 2002. We have not yet determined the impact these standards will have on our results of operations and financial position.

GENERAL ECONOMIC TRENDS, QUARTERLY RESULTS AND SEASONALITY

We anticipate that our business will be affected by general economic and other consumer trends. Future operating results may be affected by various factors, including variations in the number and timing of new store openings, the performance of new or acquired stores, the quality and number of new release titles available for rental and sale, the expense associated with the acquisition of new release titles, additional and existing competition, marketing programs, weather, special or unusual events and other factors that may affect retailers in general.

The video retail industry generally experiences relative revenue declines in April and May, due in part to the change in Daylight Savings Time and due to improved weather, and in September and October, due in part to the start of school and the introduction of new television programs. We believe these seasonality trends will continue.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, operating results, or cash flows due to adverse changes in financial and commodity market prices and rates. We have entered into certain market-risk-sensitive financial instruments for other than trading purposes, principally short-term and long-term debt. Historically, and as of September 30, 2001, we have not used derivative instruments or engaged in hedging activities. However, we may in the future enter into such instruments for the purpose of addressing market risks, including market risks associated with variable-rate indebtedness.

The interest payable on our credit facility is based on variable interest rates (IBOR or the prime bank rate at our option) and therefore affected by changes in market interest rates. Hypothetically, if variable base rates were to increase 1% in 2000 as compared to the end of 1999, our interest rate expense would increase by approximately $2.5 million based on our outstanding debt as of December 31, 2000.

Business

GENERAL

We are the second largest specialty retailer of rentable home videocassettes, DVDs and video games in the United States. We operate approximately 1,800 Hollywood Video superstores in 47 states and the District of Columbia and estimate our share of the domestic videocassette and DVD rental market to be approximately 10%. For the year ended December 31, 2001, our average store generated revenue of approximately $766,000. Our total revenue (excluding our discontinued Reel.com operations) for the year ended December 31, 2000 and the nine months ended September 30, 2001 was $1.270 billion and $1.012 billion, respectively, representing increases of 20.4% and 7.9% over the comparable prior periods. Approximately 84% of our revenue is derived from the rental of movies, in both the VHS and DVD format, and games. The remainder of our revenue is generated from the sale of new and previously-viewed movies and games and concessions.

Following our inception in 1988, we grew our revenue through new store openings as well as by increasing our comparable store sales. We opened an average of 306 stores per year from 1996 through 2000. We also produced comparable store sales increases in 23 of the last 24 quarters, including an 11% increase for both the third and fourth quarters of 2001 (as compared in each case to the corresponding quarter of the preceding year).

During the second half of 2000 and in 2001 we made significant improvements to our management team, including the reinstatement of our founder as President and the hiring of a new Chief Operating Officer and Chief Financial Officer. We also discontinued our e-commerce operations and modified our business strategy to curtail new store openings for a period of time and focus more intently on the opportunities that exist in our existing stores. Our current management team is highly focused on implementing our business strategy through a disciplined approach to our operational and financial performance and objectives. After being a net user of cash since our inception, we have been a net generator of cash since the fourth quarter of 2000.

Our goal is to continue to build a strong national brand and an effective superstore format that distinguishes us from our competitors. Our branding strategy is designed to cause consumers to identify us with the entertainment industry, while our superstore format is designed to encourage multiple rentals per visit and repeat visits. Our superstores are typically strategically situated in high-traffic, high-visibility and convenient locations. As a result, we experience more than 300 million customer visits to our stores per year, while an average of more than 50 million vehicles pass by our distinctive Hollywood Video signage every day. In each superstore, we focus on providing a superior selection of movies and video games in an inviting atmosphere that encourages browsing. Our customer transaction database contains information on about 34 million household member accounts, enabling us to engage in targeted marketing based on historical usage patterns.

We believe that movie and video game rental in general, and our pricing structure and rental terms in particular, provide consumers convenient entertainment and excellent value. As a result of our strong position in the video rental industry, we believe that we are well positioned to capitalize on consumer spending in the home movie and home video game industries over the next several years.

INDUSTRY OVERVIEW

Home Video Industry

According to Adams Media Research ("AMR"), the total domestic video retail industry (consisting of both rentals and sales) grew approximately 11% in 2001, from $21.1 billion in revenue in 2000 to

$23.4 billion in 2001, and is expected to grow to over $34.0 billion by 2010. According to AMR, the domestic videocassette and DVD rental industry hit an all-time high of $10.8 billion in revenue for 2001, while sales of movie videos were approximately $12.5 billion. We believe the following factors, among others, continue to make video rental a preferred medium of entertainment for millions of customers.

•
the continued improvement in home entertainment technology (e.g., DVD, surround sound, HDTV);

•
the opportunity to entertain one or more people at home for a reasonable price;

•
the opportunity to browse among a very broad selection of movies; and

•
the ability to control the viewing experience, such as the ability to start, stop, pause, fast-forward and rewind.

According to AMR, VCR penetration now stands at 93.5% of the 102.6 million domestic television households. In addition, AMR predicts that DVD player shipments will exceed 13.0 million units in 2001, bringing the total number of DVD households to 24.8 million, representing penetration of nearly 25% of domestic television households, and that DVD player penetration will increase to 45.7 million households, or nearly 50% of domestic television households, by 2003. According to AMR, the growth rate of DVD player sales in their first four years of existence has outpaced comparable initial sales growth rates for CD players and VCRs by multiples of 3 to 1 and 8 to 1, respectively.

The home video rental industry is highly fragmented but has experienced consolidation in recent years as video store chains have gained significant market share from independent store operators. Based upon information published by Video Store Magazine, we estimate that the three largest video rental store chains (including Hollywood Video) had a 53% market share of all domestic consumer video rentals in 2000 (including estimated revenues associated with franchise stores), with the remainder of the market share largely represented by small independent store operators. We believe that there are several competitive advantages to being a large home video chain, particularly in our highly-fragmented industry. These advantages include our enhanced ability to benefit from strong studio relationships, access to more copies of individual movie titles through direct revenue sharing agreements, sophisticated information systems, greater access to prime real estate locations, greater access to managerial resources, greater marketing efficiencies, greater access to capital and competitive pricing made possible by size and operating efficiencies.

Movie Studio Dependence on Video Retail Industry

According to AMR, the home video industry is the single largest source of revenue to movie studios and represented approximately $9.5 billion, or 54.8%, of the $17.4 billion of estimated domestic studio revenue in 2000. Of the many movies produced by major studios and released in the United States each year, relatively few are profitable for the studios based on box office revenues alone. According to the Motion Picture Association of America, in 2000, the average movie generated approximately $30.0 million in worldwide theater revenue for studios. Over the past few years, the average total cost to make and market a movie has increased significantly to over $82.0 million. Therefore, the average movie loses approximately $50.0 million at the box office and relies on other sources of revenue—most importantly home video—to become profitable. Due to the unique browsing characteristics of the retail environment, a Hollywood Video store's average customer rents slightly over 2.0 movies per transaction—frequently one hit and one non-hit movie. Because of this, we acquire almost all movies produced by the movie studios regardless of whether they were successful at the box office, including movies released direct-to-video, thus providing movie studios with a reliable source of revenue for almost all of their movies. In fiscal year 2000, of the 865 new release movie titles that we acquired for rental, 772, or 89%, represented low-grossing box office releases (less than $20.0 million in revenue) or direct-to-video releases. These low-grossing box office and direct-to-video titles accounted for approximately 40% of our rental revenue in 2000. Without home video, the movie studios would generate substantially less revenue from these low grossing and direct-to-video movies.

As a result of the importance of the video retail industry to the movie studios' revenue base, the home video rental and sell-through markets enjoy a period of time in which they have the exclusive rights to distribute a movie. This period typically begins after a film finishes its domestic theatrical run (usually five months after its debut) or upon its release to video (in the case of direct-to-video releases) and lasts for 30 to 90 days thereafter. This period of exclusivity is intended to maximize revenue to the movie studio prior to a movie being released to other distribution channels, including pay-per-view, video-on-demand, pay-TV and broadcast television, and provides what we believe is a significant competitive advantage.

Trends in Video Rental and Sales

Studios have historically sold videocassettes to video retailers under two pricing structures, "rental" and "sell-through." Under rental pricing, rental titles are initially sold by the movie studios at relatively high prices (typically $60 to $65 wholesale) and promoted primarily for rental, and then later re-released to retailers for sale to consumers at a lower price (typically $10 to $15). Certain high-grossing box office films, generally with box office revenue in excess of $100.0 million, are targeted at the sell-through market. These titles are released on videocassette at a relatively low initial price (approximately $12 to $17 wholesale) and are both promoted as a rental title by video stores and sold directly to consumers through a broad array of retailers including video stores. Studios elect to release a title either as rental or sell-through based on which would optimize their income from the title. Due to the high up-front costs associated with rental pricing, it was difficult for retailers to buy enough copies to satisfy customer demand in the first few weeks of a title's release.

In 1998, the major studios and several large video retailers, including Hollywood, began entering into revenue sharing arrangements for VHS videocassettes as an alternative to the historical "rental" pricing structures. These arrangements have produced significant benefits for us, including:

•
substantially increasing the volume of newly released videos in our stores;

•
contributing to an increase in revenues resulting from a rise in the total number of transactions and the number of videocassettes rented per transaction; and

•
aligning the studios' economic interests more closely with ours because they share a portion of the rental revenue.

As a result, we currently acquire the majority of all of our VHS video cassettes from studios under revenue sharing arrangements.

With the introduction of DVD as a new technology for the home video industry, in November 1998 we introduced DVDs in all of our stores, resulting in the most successful introduction of a new format in our history. DVDs are our fastest growing new category in both rental and sales of new and previously viewed product due to increased interest in older movie titles as a result of the substantial improvement in picture and sound quality over VHS and the rapid adoption and rollout of DVD hardware to domestic households as a result of its affordable price.

Currently, we acquire the majority of our DVDs for rental inventory from studios at attractive sell-through prices (typically $17-18). This pricing methodology by the movie studios has enabled us to offer depth and selection to satisfy high consumer demand for DVD rentals. In addition, as consumers increasingly prefer the DVD medium, we have experienced significant growth in the sale of previously viewed DVDs. As a result of the acceptance of DVD by consumers and the success of VHS revenue sharing for both the video retailers and the movie studios, we and the movie studios believe that there may be a benefit to DVD revenue sharing in the future. In August 2001, we announced our first DVD revenue sharing arrangement with a major studio and entered into our second DVD revenue sharing arrangement in January 2002. We believe that, with or without revenue sharing, we will be able to continue strong growth in DVD.

Home Video Game Industry

According to NPD Group, Inc. ("NPD"), the electronic game industry was an approximately $9.4 billion market in the United States in 2001.

New Video Game Products.    Industry experts believe that the electronic game industry is at the nascent stage of a new expansion cycle, as the three major hardware players—Sony, Nintendo and Microsoft—lay the foundation for long-term success in the interactive gaming industry. International Data Corporation ("IDC"), predicts that the domestic revenue of the home video game industry will increase at a compound annual growth rate of approximately 45% from 2001 through 2003. When coupled with heightened competition, broad marketing efforts and new platform rollouts, we expect this trend to result in increased sales and rental of video game products:

  Hardware platform technology evolution. Video game hardware has evolved significantly from the early products launched in the 1980s. With the launch of three new gaming systems in 2001, Nintendo's Gamecube and Game Boy Advance and Microsoft's Xbox, and the October 2000 launch of Sony's PlayStation 2, IDC expects the total video game hardware sales in 2002 and 2003 to be approximately $4.2 billion. According to NPD, next-generation console systems such as Gamecube, Xbox and Sony PlayStation 2 led to a triple-digit increase of over 120% in revenues for 2001 versus 2000. Technological advancements have provided significant improvements in advanced graphics and audio quality, allowing software developers to create more advanced games which encourage existing players to upgrade their hardware platforms and attract new video game players to purchase an initial system.

  Next-generation systems provide multiple capabilities beyond gaming. Many next-generation hardware platforms, including the Sony PlayStation 2 and the Microsoft Xbox, utilize a DVD software format and have the potential to serve as multi-purpose entertainment centers by doubling as a player for DVD movies and compact discs. In addition, the Sony PlayStation 2 and the Microsoft Xbox are expected to provide Internet connectivity.

  Introduction of next-generation hardware platforms drives software demand. Sales of video game software generally increase as next-generation platforms mature and gain wider acceptance. While gaming hardware is very important, the game software is the driving force of revenue, as the hardware is relatively useless without the software. Historically, when a new system is released, a limited number of compatible game titles are immediately available, but the selection grows rapidly as manufacturers and third-party publishers develop and release game titles for that new system. IDC's forecast that the video game software industry will grow by a compound annual growth rate of approximately 60% from 2001 through 2003.

  Broadening demographic appeal. While the typical electronic game enthusiast is a male between the ages of 14 and 34, the electronic game industry is broadening its appeal. More females are playing electronic video games, in part due to the development of video game products that appeal to them. According to Interactive Digital Software Association ("IDSA"), approximately 43% of all electronic game players currently are female. Industry experts believe that game innovation will open up other market opportunities, expanding sales and bringing in a new base of gamers.

Used Video Game Market.    As the installed base of video game hardware platforms has increased and new hardware platforms are introduced, a growing used video game market has evolved in the United States. With the abundance of titles available for each of the three major game platforms, used games are becoming an increasingly attractive option for video game enthusiasts. We expect the used video game market to expand significantly over the next few years, in conjunction with the expected increase in new video game titles. For example, when the Sony Playstation 2 was released in October 2000, approximately 30 game titles were available for sale. However, by November 2001, approximately 200 game titles for the Sony PlayStation 2 system were available for sale. We believe that we are well positioned to grow our used game business as a result of a constant internal supply of excess rental units that will grow as the demand for game rentals grows.

BUSINESS STRATEGY

We are seeking to enhance our position as the nation's second largest specialty retailer of rentable home videocassettes, DVDs and home video games by focusing on the following strategies:

Provide Broad Selection and Superior Service.    We are committed to providing superior service and satisfying our customers' movie and video game demands by carrying a broad array of movies and video games. Our superstores typically carry more than 7,000 movie titles on more than 16,000 videocassettes and DVDs, together with a large assortment of video games. In part, through our revenue sharing arrangements with studios, we have increased the availability of most new movie releases and typically acquire 100 to 200 copies of "hit" movies for each Hollywood Video store. We believe that this breadth and depth of movie titles, together with our emphasis on superior customer service, results in a higher average level of rentals per store visit, creates greater customer satisfaction and encourages repeat visits.

Provide Excellent Entertainment Value.    We offer an inexpensive form of entertainment for the family and allow consumers the opportunity to rent new movie releases, catalog movie titles and video games for five days in most of our stores. New movie release titles in the VHS format typically rent for $3.79 and catalog movies for $1.99. All DVDs rent for $3.79 and video games rent for $4.99 and $5.99, with games for the newer system platforms renting for the higher amount. We believe movie and video game rental in general, and our pricing structure and rental terms in particular, provide consumers convenient entertainment and excellent value.

Capitalize On DVDs.    Since its launch, DVD has established itself as a proven rental format. In the fourth quarter of 2001, DVDs represented an increasing percentage of our total rental revenue as compared to in the fourth quarter of 2000. Furthermore, DVD penetration is expected to significantly rise between 2002 and 2004, as AMR predicts that DVD player penetration will approach 50% of domestic television households by 2003. We expect the percentage mix of DVD rentals will increase with the expected growth in DVD player penetration. To date, we have experienced a significant increase in the rental frequency of consumers who have shifted to DVD technology from VHS, due primarily to the higher quality of DVD and a desire to see movies previously seen on VHS.

Capitalize On New Game Platform Rollouts.    According to International Development Corporation ("IDC"), the home video game industry is projected to grow by a compound annual growth rate of approximately 45% from 2001 through 2003 as a result of the recent high profile platform launches of the Sony PlayStation 2, Nintendo GameCube and the Microsoft Xbox. With approximately $1.0 billion expected to be committed to marketing these new platforms by their manufacturers, video game rental revenues are expected to increase significantly following the launch of these new platforms. In the fourth quarter of 2001, video games represented an increasing percentage of our total rental revenue as compared to in the third quarter of 2001.

In addition to our traditional video game rental business, we are further developing a business initiative that enables video game enthusiasts to buy, sell and trade new and used video games. This initiative, called "Game Crazy" is currently in 66 of our stores and is designed as a store-within-a-store concept, leveraging a portion of our existing superstore real estate and capitalizing on the anticipated increase in home video games sales. A typical "Game Crazy" store-within-a-store generates approximately $393,000 in annual incremental store revenue. Benefiting from the new hardware launches, Game Crazy experienced a comparable department sales increase of 34.8% for the fourth quarter of 2001. Based upon our experience with the Game Crazy concept, we believe we are well positioned to increase the number of our Game Crazy departments, due primarily to our large superstore format and the efficient utilization of store space that a typical Game Crazy department occupies.

Capitalize On Our Maturing Store Base.    Our stores typically take three years to reach maturity, as it takes some time following a store opening to build a loyal base of repeat customers. As a result, sales and Adjusted EBITDA typically increase most dramatically in the first three years following the opening of a Hollywood Video superstore. At December, 31, 2001, our superstores that have been open for at least three years enjoy average annual revenues that are approximately $148,000, or 22.3%, higher than superstores that have been open for less than three years. Because approximately 31% of our stores are less than three years old, we believe that our maturing store base provides us with a significant revenue and operating profit opportunity with only modest incremental capital expenditures.

Generate Comparable Store Sales Increases.    We have generated comparable store sales increases in 23 of the last 24 quarters. We believe that we are well positioned to continue to generate comparable store sales increases due to the expected continued increase in DVD rentals as a percentage of total rentals, the recent rollout of new video game platforms, the significant revenue enhancement opportunity related to stores open less than three years and continued improvement in execution of operations and marketing by our management.

Pursue Organic Store Growth.    Nearly 95% of our 1,500 video superstores opened since 1995 have been new stores rather than the acquisition of existing stores. We believe that control over site selection, discipline in the real estate process and consistency of store format and design have allowed us to enjoy attractive returns on invested capital. Our organic store growth strategy is to selectively add Hollywood superstores in existing markets where we believe the market will successfully absorb additional Hollywood superstores.

STORES AND STORE OPERATIONS

Store Openings

We opened our first video superstore in October 1988 and grew to 25 superstores in Oregon and Washington by the end of 1993. In 1994, we significantly accelerated our store expansion program, adding 88 superstores and expanding into California, Texas, Nevada, New Mexico, Virginia and Utah. In 1995, we added 192 superstores and entered major new markets in the midwest, southwest, east and southeast regions of the United States. Following is a table showing our superstore growth from 1994 to 2001:

	Year Ended December 31,
	1994	1995	1996	1997	1998	1999	2000	2001

Beginning	25	113	305	551	907	1,260	1,615	1,818
Opened	33	122	250	356	312	319	208	6
Acquired	55	70	—	—	41	43	—	—
Closed	—	—	(4)	—	—	(7)	(5)	(23)

Ending	113	305	551	907	1,260	1,615	1,818	1,801

Unlike many video retailers who have grown through acquisitions, we have focused on organic growth. Of Hollywood's approximately 1,500 video superstores opened since 1995, nearly 95% of these superstores have been opened as new stores. All sites are chosen through a rigorous site selection process. We believe that this control over site selection and discipline in the real estate process have been among our key competitive advantages. We have achieved significant geographic diversification in our store base, which helps insulate us from potentially detrimental economic, competitive or weather-related effects in isolated areas of the country. We believe this diversification helps us deliver more predictable and stable revenue.

Superstore Format

Our superstores average approximately 6,800 square feet and are substantially larger than the stores of most of our competitors. The store exteriors generally feature large Hollywood Video signs, which make our stores easily visible to and recognizable by consumers. The interior of each store is clean and brightly lit. Our superstores are decorated with colorful murals depicting popular screen stars and walls of video monitors with hi-fi audio accompaniment to create an exciting Hollywood environment. To assist our customers in locating movies, DVDs and VHS videocassettes are separately merchandized by format and within each format are organized into categories and arranged alphabetically by title within each category. New releases are prominently displayed in easily recognizable locations within each format. Video games are also located separately in our stores and are further organized in separate merchandise displays for each major video game hardware platform. We use wall-mounted and freestanding shelves arranged in wide aisles to provide access to products and to encourage the movement of customers throughout the store.

Site Selection

We believe the selection of locations for our superstores is critical to the success of our operations. Prior to 2000, we assembled a new store development team with broad and significant experience in retail tenant development. The majority of our new store development personnel were located in the geographic area for which they were responsible, but all final site approval takes place at the corporate office, where new sites are approved by a committee of senior management personnel. Final approval of all new sites is the responsibility of the Chairman of the Real Estate Committee of the Board of Directors. Important criteria for the location of a Hollywood Video superstore include density of local residential population, traffic count on roads immediately adjacent to the store location, visibility and accessibility of the store and availability of ample parking. We generally seek what we consider the most desirable locations, typically locating our stores in high-visibility stand-alone structures or in prominent locations in multi-tenant shopping developments. All of our stores are located in leased premises; we do not own any real estate. We size our store development team to meet our anticipated requirements for store openings for the upcoming year. During 2000, we downsized our store development team as part of our strategy to curtail store growth. Based upon our prior experience, we believe that we are well positioned to quickly scale our store development team as needed to meet future store growth plans.

PRODUCTS

Rental of Products.    Approximately 84% of our revenue is derived from the rental of movies, in both the VHS and DVD format, and video games. The remainder of our revenue is generated from the sale of new and previously-viewed movies and video games and concessions. Our superstores typically carry more than 7,000 movie titles, consisting of a combination of new releases and an extensive selection of "catalog" movies, on more than 16,000 videocassettes and DVDs. Excluding new releases, movie titles are classified into categories, such as "Action," "Comedy," "Drama" and "Children," and are displayed alphabetically within those categories. We do not rent or sell adult movies in our superstores. In addition to video rentals, we rent video games licensed by Microsoft, Nintendo, Sega and Sony. We have significantly expanded our titles to support the recent launches of Sony's PlayStation 2, Microsoft's Xbox and Nintendo's Game Cube. Each Hollywood Video store offers approximately 550 video game titles.

Sales of Products.    The sales of products represented 16% of our total revenue in 2001. We offer new and previously viewed movies in both the VHS and DVD format and video games and concessions (e.g., popcorn, sodas and magazines) for sale. We are experiencing increases in our rental business as a result of the shift from VHS to DVD. However, we have been capital constrained and had a limited selection of new DVDs for sale in a limited number of stores and thus have experienced declines in total new movie sales as consumers have shifted from VHS to DVD. However, we plan to increase our new DVD inventory for sale during 2002 to take advantage of the increased penetration of DVD players. While the sales of new VHS videocassettes has decreased, our sales of previously viewed movies for both VHS and DVD has increased significantly due to the increased copy-depth from revenue sharing arrangements and the typical sell-through pricing structure for DVD. Moreover, due to DVD's significant advantages in audio and video quality over VHS, we have experienced tremendous growth in the sale of previously viewed DVDs. We expect the market for previously viewed DVDs to experience strong growth as DVD penetration increases and consumers begin to build their own DVD catalogs. Our ability to sell previously viewed movies at lower prices than new movies provides a competitive advantage over mass market retailers. In the fourth quarter of 2001, as a result of the new video game platform launches, we experienced an increase in our video game sales revenue and expect this to continue as consumers become more aware of our "Game Crazy" buy, sell and trade concept.

REVENUE SHARING

In the fourth quarter of 1998, we began entering into revenue sharing arrangements directly with the majority of all of the studios with respect to video tapes. In most cases, these arrangements are currently entered into on a short-term, title-by-title basis and provide for a rental revenue sharing period of 26 weeks. In some cases (currently two), these arrangements are entered into on a longer-term basis and are generally applicable to all titles satisfying specified criteria that are released by the applicable studio during the term of the arrangement. Under all of these arrangements, in exchange for acquiring agreed-upon quantities of tapes at reduced or no up-front cost, we share agreed-upon portions of the revenues that we derive from the tapes with the applicable studio.

We believe that we are one of the few retailers who have revenue sharing arrangements with all the major studios, including Buena Vista, Columbia Tri-Star, DreamWorks, MGM, Paramount, Twentieth

Century Fox, Universal Studios, and Warner. These revenue sharing arrangements provide the following significant benefits:

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They provide the opportunity to substantially increase the quantity and selection of newly released video titles in stock;

•
They contribute to an increase in revenues resulting from a rise in the total number of transactions and the number of titles rented per transaction; and

•
They align the studios' economic interest more closely with our interests.

In addition, we believe that revenue sharing has increased the revenues received on an annual basis by the studios through increased rental activity of new releases as well as greater distribution on non-hit movies that we might not otherwise purchase. Consequently, it has been our experience that the studios with which we enter into revenue sharing arrangements on a tape-by-tape basis want to do so with respect to all of the titles that they release at rental prices.

Currently, we acquire the majority of our DVDs for rental inventory from studios at attractive sell-through prices (typically $17-18). This pricing methodology by the movie studios has enabled us to offer depth and selection to satisfy high consumer demand for DVD rentals. In addition, as consumers increasingly prefer the DVD medium, we have experienced significant growth in the sale of previously viewed DVDs. As a result of the acceptance of DVD by consumers and the success of VHS revenue sharing for both the video retailers and the movie studios, we and the movie studios believe that there may be a benefit to DVD revenue sharing in the future. In August 2001, we announced our first DVD revenue sharing arrangement with a major studio and entered into our second DVD revenue sharing arrangement in January 2002. We believe that, with or without revenue sharing, we will be able to continue strong growth in our DVD product offering.

PRICING

We believe that our rental terms and pricing structure provide consumers convenient entertainment and excellent value. We currently offer a 5-day rental program on all products in the majority of our stores. We increased our prices in the majority of our stores in the fourth quarter of 1998 from $1.49 to $1.99 for catalog titles and from $2.99 to $3.49 for new releases. In the fourth quarter of 1999, we increased our pricing on new releases from $3.49 to $3.79 in the majority of our stores. Since we began offering DVDs for rental, DVDs have been priced at $3.79 for five days. Video games rent for five days for $4.99 and $5.99, with games for the newer system platforms renting for the higher amount. We did not raise prices in 2000 or in 2001. We are currently testing higher price points; however, we do not anticipate price increases in the near term. Customers who fail to return the tapes, DVDs and games within the applicable rental period are deemed to have commenced a new rental period of equal length at the same price.

ADVERTISING AND MARKETING

Our primary goal in advertising is to increase transactions in our superstores, either from new members or existing members. Prior to 2000, we had successfully employed a direct mail advertising campaign that efficiently targeted customers in markets where our superstores were located. In 2000, however, we experimented with a mass media advertising campaign focused on corporate branding primarily through television and radio. The campaign was not successful and as a result we have returned to a more cost-effective direct mail strategy, as successfully employed in the past. In addition, we also continue to use cooperative movie advertising funds made available by studios and suppliers to promote certain videos. We will continue to test the effectiveness of mass media campaigns in select markets, but anticipate our primary marketing vehicle will continue to be direct mailings. We believe that our current marketing strategy is the most productive and cost effective manner to increase customer visits. We currently have a customer transaction database containing information on approximately 34.0 million household member accounts, enabling us to engage in targeted marketing based on historical usage patterns.

INVENTORY AND INFORMATION MANAGEMENT

Inventory Management.    We maintain detailed information on inventory utilization. Our information systems provide information which enable us to track rental and sell-through activity by individual videocassette, DVD and video game to determine appropriate buying, distribution and disposition of inventory, including the sale of previously viewed product. Our inventory of videocassettes, DVDs and video games for rental is prepared according to uniform standards. Each new videocassette, DVD and video game is removed from its original carton and placed in a rental case with a magnetic security device and bar coding is affixed to each videocassette, DVD and video game.

Information Management.    We use scalable client-server systems and maintain two distinct system areas: a point-of-sale system and a corporate information system. We maintain information, updated daily, regarding revenue, current and historical rental and sales activity, demographics of store membership, individual customer history, and videocassette, DVD and video game rental patterns. This system allows us to compare current performance against historical performance and the current year's budget, manage inventory, make purchasing decisions on new releases and manage labor costs. We believe our system has the ability to continue to improve customer service, operational efficiency, and management's ability to monitor critical performance factors.

REEL.COM

On October 1, 1998, Hollywood acquired Reel.com, the premier online destination for film-related content and commerce, for approximately $96.9 million. Prior to June 2000, Reel.com was a leader in e-commerce as a site which offered for sale an extensive selection of approximately 50,000 titles on videocassette and DVD. The website also offered proprietary information about movies including descriptions, ratings, critics' reviews, recommendations and links to star filmographies. Consumers could search through Reel.com's proprietary, hyperlinked database and preview selected videos.

By June 2000, Reel.com had grown to a run rate of approximately $80.0 million in annual revenue but was generating significant cash losses. During 1999 and 2000, we attempted to finance Reel.com with outside capital, including filing a registration statement for an initial public offering in December, 1999. By June, 2000, we recognized that Reel.com would not be able to access outside capital. Since we were unable to fund its continued losses, we discontinued Reel.com's e-commerce business on June 12, 2000 and merged it with and into Hollywood Entertainment Corporation. We laid off substantially all of Reel.com's employees and closed its corporate office and warehouse in Emeryville, California.

Today, we operate the Reel.com website as a content-only website containing information about movies. The retained website is funded primarily through the sale of advertising on the website and currently operates as a marketing tool for us. We do not expect the retained website to be a material part of our business in the future.

COMPETITION

The video retail industry is highly competitive. We compete with local, regional and national video retail stores, including Blockbuster, and with mass merchants, specialty retailers, supermarkets, pharmacies, convenience stores, bookstores, mail order operations and other retailers, as well as with noncommercial sources such as libraries. Some of our competitors have significantly greater financial and marketing resources, market share and name recognition than we have.

We believe the principal competitive factors in the video retail industry are price, title selection, rental period, the number of copies of popular titles available, store location and visibility, customer service and employee friendliness and convenience of store access and parking. Substantially all of our stores compete with stores operated by Blockbuster, most in very close proximity.

We also compete with cable and direct broadcast satellite television systems. These systems offer both movie channels, for which subscribers pay a subscription fee for access to movies selected by the provider at times selected by the provider, and pay-per-view services, for which subscribers pay a fee to view a particular movie selected by the subscriber. Historically, pay-per-view services have offered a limited number of channels and movies, and have offered movies only at scheduled intervals. Over the last few years, however, advances in digital compression and other developing technologies have enabled cable and satellite companies to transmit a significantly greater number of movies to homes at more frequently scheduled intervals throughout the day. In addition, certain cable companies and others have tested and are continuing to test video-on-demand ("V.O.D.") services in some markets. Nonetheless, the home video rental market has continued to grow significantly and we believe that home video rental continues to enjoy significant competitive advantages over alternative home movie delivery systems. These advantages include initial periods of exclusivity provided by the studios before movies are released to these competing distribution channels, broader arrays of movie titles from which customers can make their selections and the ability of customers to control the timing and manner of their movie viewing (including the ability to pause, rewind and fast forward movies without investing in digital recording systems).

We also believe movie studios have a significant interest in maintaining a viable home video rental business because revenue generated from the retail sales and rentals of movies represents the largest source of their revenue. According to AMR, in 2000 home video represented approximately 55% of the studios' domestic revenue, while pay-per-view represented only 2%. Accordingly, the video retail industry provides movie studios with an important distribution channel and revenue source for direct-to-video and their non-hit movies as well as their hit movies. In addition, the browsing characteristics of the retail environment frequently result in consumers concurrently selecting both hit and non-hit movie titles for rental or purchase. As a result of these factors, we believe that the movie studios are highly motivated to protect this significant source of revenue, and accordingly, the home video rental and sell-through markets enjoy a period of time in which they have the exclusive rights to distribute a movie. This period of exclusivity typically begins after a film finishes its domestic theatrical run (usually five months after its debut), in the case of theatrical releases, or upon its release to video, in the case of direct-to-video releases, and lasts for 30 to 90 days thereafter. This period of exclusivity is intended to maximize revenue to the movie studio prior to a movie being released to other distribution channels, including pay-per-view, video-on-demand and television, and provides what we believe is a significant competitive advantage.

In addition, we believe substantial technological developments will be necessary to allow pay-per-view television to match the viewing convenience and selection available through video rental, and substantial capital expenditures will be necessary to implement these systems. In contrast, according to AMR, approximately 95 million, or 93.5%, of all U.S. television households own a VCR and more

VCR's were sold in 2000 than in any previous year, while AMR predicts the number of DVD households will reach approximately 50% of all domestic households by 2003. The studios are experiencing significant growth in revenues as a result of DVD which we believe they are highly motivated to protect. Although we do not believe cable television, V.O.D. or other distribution channels represent a near-term competitive threat to our business, technological advances or changes in the manner in which movies are marketed, including in particular the day and date release of movie titles to pay-per-view, including direct broadcast satellite (DBS), cable television or other distribution channels, could make these technologies more attractive and economical, which could harm our business. See "Risk Factors" in the accompanying prospectus.

SEASONALITY

The video retail industry generally experiences relative revenue declines in April and May, due in part to the change to Daylight Savings Time and to improved weather, and in September and October, due in part to the start of school and introduction of new television programs. We believe these seasonality trends will continue.

EMPLOYEES

As of December 31, 2002, we had approximately 22,660 employees, of which 21,685 were in the retail stores and zone offices and the remainder in our corporate administrative, and warehousing operations.

Store managers report to district managers who supervise the operations of the stores. The district managers report to regional managers, who report directly to the Vice President of Operations for each zone office. The corporate support staff periodically has meetings with zone personnel, regional managers, district managers and store managers to review operations. None of our employees are covered by collective bargaining agreements and employee relations are considered to be excellent.

SERVICE MARKS

We own United States federal registrations for the service marks "Hollywood Video", "Hollywood Entertainment", "Hollywood Video Superstores", "Game Crazy" and "Reel.com." We consider our service marks important to our continued success. This prospectus supplement and the accompanying prospectus reference and depict certain trademarks, service mark and trade names of other companies.

PROPERTIES

As of December 31, 2001, Hollywood's stores by location are as follows:

HOLLYWOOD ENTERTAINMENT
NUMBER OF VIDEO STORES BY STATE

Alabama	13
Arizona	57
Arkansas	9
California	308
Colorado	30
Connecticut	14
Delaware	1
Florida	74
Georgia	38
Idaho	12
Illinois	91
Indiana	38
Iowa	10
Kansas	14
Kentucky	17
Louisiana	15
Maine	2
Maryland	29
Massachusetts	39
Michigan	61
Minnesota	38
Mississippi	8
Missouri	33
Montana	1
Nebraska	14
Nevada	27
New Hampshire	1
New Jersey	31
New Mexico	10
New York	71
North Carolina	28
North Dakota	3
Ohio	80
Oklahoma	21
Oregon	64
Pennsylvania	74
Rhode Island	7
South Carolina	13
South Dakota	3
Tennessee	35
Texas	172
Utah	33
Virginia	40
Washington	86
Washington, D.C.	2
West Virginia	1
Wisconsin	32
Wyoming	1

Total Stores	1,801
Total States (excluding Washington, D.C.)	47

We lease all of our stores, corporate offices, distribution centers and zone offices under non-cancelable operating leases. All of our stores have an initial operating lease term of five to 15 years and most have options to renew for between five and 15 additional years. Most of the store leases are "triple net," requiring us to pay all taxes, insurance and common area maintenance expenses associated with the properties.

Our corporate headquarters are located at 9275 Southwest Peyton Lane, Wilsonville, Oregon, and consist of approximately 123,000 square feet of leased space. The lease expires in November 2008. We have two warehouse facilities. The first is located at 25600 Southwest Parkway Center Drive, Wilsonville, Oregon and consists of approximately 175,000 square feet of leased space. The second is located at 501 Mason Road, LaVergne, Tennessee, and consists of approximately 98,000 square feet of leased space. These facilities are leased pursuant to agreements that expire in November 2005 and June 2010, respectively.

LEGAL PROCEEDINGS

During 1999, Hollywood was named as a defendant in three complaints which have been coordinated into a single action entitled California Exemption Cases, Case No. CV779511, in the Superior Court of the State of California in and for the County of Santa Clara. The plaintiffs are seeking to certify a statewide class made up of certain current and former employees, which they claim are owed, compensation for overtime wages, penalties and interest. The plaintiffs are also seeking attorneys fees and costs. A class has not been certified. We believe that we have provided adequate reserves in connection with this claim and intend to vigorously defend the action.

On November 15, 2000, 3PF, a subsidiary of Rentrak Corporation filed a demand for arbitration with the American Arbitration Association, Case No. 75 181 00413 00 GLO against Hollywood and Reel.com, Inc. ("Reel"). 3PF and Reel entered into a Warehousing and Distribution Agreement on February 7, 2000, under which any amounts owed by Reel.com were guaranteed by Hollywood under a separate agreement. 3PF has alleged that Reel is in default under the Agreement, has failed to perform material obligations under the Agreement, and has failed to pay amounts due 3PF. 3PF seeks to recover approximately $4.8 million and consequential damages and attorneys fees and costs. We believe that we have provided adequate reserves in connection with this claim and intend to vigorously defend the action.

Hollywood has been named as a party to various claims, disputes, legal actions and other proceedings involving contracts, employment and various other matters, including suits related to amounts charged to customers in connection with additional rental periods. We believe that we have provided adequate reserves for these various contingencies and that the outcome of these matters should not have a material adverse effect on our consolidated financial condition or liquidity.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information concerning our executive officers and directors as of December 31, 2001:

Name	Age	Position

Mark J. Wattles(1)	41	Chairman of the Board, Chief Executive Officer, President and Director
James N. Cutler, Jr.(2)(3)(4)(5)	50	Director
Donald J. Ekman(1)	49	Executive Vice President of Legal Affairs, Secretary and Director
S. Douglas Glendenning(2)(3)(4)(5)	44	Director
William P. Zebe(1)(2)(3)(4)(5)	43	Director
F. Bruce Giesbrecht	42	Executive Vice President of Business Development
James A. Marcum	42	Executive Vice President and Chief Financial Officer
Roger J. Osborne	49	Executive Vice President of Operations
Scott R. Schultze	47	Executive Vice President and Chief Operating Officer

(1)
Member of the Real Estate Committee.
(2)
Member of the Audit Committee.
(3)
Member of the Compensation Committee.
(4)
Member of the Stock Option Committee.
(5)
Member of the Nominating Committee.

Mark J. Wattles founded Hollywood in June 1988 and has served as a director, Chairman of the Board, and Chief Executive Officer since that time. From June 1988 through September 1998, Mr. Wattles also served as President of Hollywood. From August 1998 through June 2000, Mr. Wattles left his full time position at Hollywood and served as CEO of Reel.com. In August 2000, Mr. Wattles returned full time to Hollywood and in January 2001 was re-appointed President of Hollywood by the Board. Mr. Wattles has been an owner and operator in the video rental industry since 1985. He has been a participant and key speaker in several entertainment industry panels and conferences and currently serves as a member of the Video Software Dealers Association (VSDA) Board of Directors.

James N. Cutler, Jr. became a director of Hollywood in October 2000. Mr. Cutler has been President and Chief Executive Officer of The Cutler Corporation, a private holding company for various private businesses, since 1980. Mr. Cutler also serves as an officer or director of a number of private corporations including Rol-Away Truck Mfg. Co. and R & K Industrial Products. Mr. Cutler previously served as a director of Hollywood from July 1993 until May 1999, at which time he did not stand for reelection.

Donald J. Ekman became a director of Hollywood in July 1993 and has been the Executive Vice President of Legal Affairs since August 2000. Before the appointment to his current position, Mr. Ekman served as the General Counsel of Hollywood beginning in March 1994 and as a Vice President from 1994 until he became a Senior Vice President in May 1996. Before joining Hollywood, Mr. Ekman was in the private practice of law.

S. Douglas Glendenning became a director of Hollywood in December 2000. Mr. Glendenning is the owner of SDG Investments, a private holding company with investments in restaurants, real estate, lending and publicly traded securities. Mr. Glendenning served as a Director, Chief Operating Officer and President of Lone Star Steakhouse & Saloon Inc. from January 1991 until April 1996. From 1980 until 1991, Mr. Glendenning served in various capacities at Coulter Enterprises, Inc., a large Pizza Hut franchisee. The majority of his tenure there was as Senior Vice President of Operations.

William P. Zebe became a director of Hollywood in July 1998. Mr. Zebe is the President and principal shareholder of Bardo Equities LLC, a real estate development company. Previously, Mr. Zebe was employed by Hollywood. He joined Hollywood as National Vice President of Real Estate in May 1994 and subsequently served as Senior Vice President of Development from January 1996 until his departure in June 1998. Before he joined Hollywood, Mr. Zebe worked from June 1993 to April 1994 as the Real Estate Manager for the Western Zone for Blockbuster Video, Blockbuster Music and Blockbuster franchisee-owned Discovery Zone. From 1992 to May 1993 Mr. Zebe was a Real Estate Representative for Blockbuster.

F. Bruce Giesbrecht was named Senior Vice President of Product Management in January 1996, became Senior Vice President of Strategic Planning in January 1998, and Executive Vice President of Business Development in March 2000. He joined Hollywood in May 1993 as Vice President of Corporate Information Systems and Chief Information Officer. Mr. Giesbrecht was a founder of RamSoft, Inc., a software development company specializing in management systems for the video industry, and served as its President.

James A. Marcum was appointed Executive Vice President and Chief Financial Officer in May 2001. From October 2000 to January 2001, Mr. Marcum held the position of Executive Vice President and Chief Operating Officer of Lids Incorporated. From June 1995 until May 2000, Mr. Marcum worked for Stage Stores, Inc., most recently as Vice Chairman and Chief Financial Officer. From 1983 to 1995, he held numerous positions at Melville Corporation, a conglomerate of specialty retail chains, including Treasurer of the corporation, his last assignment being Chief Financial Officer of Marshall's Inc. Prior to 1983, Mr. Marcum was an auditor with Coopers and Lybrand. Mr. Marcum also serves as a lead director of the Bombay Corporation.

Roger J. Osborne was named Senior Vice President of Operations in January 1999 and became Executive Vice President of Operations in October 2000. Prior to being named Senior Vice President of Operations, he was the Executive Vice President of J. Baker, Corporation, a major apparel and footwear retailer, and President of its Work `N Gear Division since June 1997. Before joining J. Baker Corporation, Mr. Osborne was Senior Vice President and Zone Director for Mid-West and East coast markets for Hollywood from November 1996 until May of 1997. From 1993 until 1996, Mr. Osborne worked for J. Baker, Inc., serving as Senior Vice President and Director of its licensed shoe department business from January 1995 to November 1996. Mr. Osborne served in executive capacities with Bata Shoe Company from 1988 until 1993 and with the Payless Shoe Store division of May Company from 1975 until 1988.

Scott R. Schultze was named Chief Administrative Officer of Hollywood in July 2000 and became Chief Operating Officer in June 2001. From 1988 until Mr. Schultze joined Hollywood, he served as Executive Vice President and Chief Financial Officer for The Limited Stores, a division of the Limited Inc. From 1986 to 1988, Mr. Schultze held the position of Vice President/Controller for The May Company California and from 1977 to 1986, he held numerous positions at Meier and Frank, a division of May Company, his last assignment being Vice President of Finance.

Principal and management shareholders

The following table sets forth certain information regarding the beneficial ownership as of December 31, 2001 of common stock of Hollywood by (i) the Chief Executive Officer, (ii) each of the other four most highly compensated executive officers and a departed executive officer of Hollywood, (iii) each of the directors, (iv) each person known by Hollywood to own beneficially more than 5 percent of the outstanding shares of common stock, and (v) all of the executive officers and directors as a group. Percentage ownership is based on 49,428,763 shares of common stock outstanding before the completion of this offering and 56,428,763 shares of common stock assumed to be outstanding after the completion of this offering. The address for each of the named executive officers and directors is 9275 S.W. Peyton Lane, Wilsonville, Oregon 97070.

	Beneficial Ownership of Common Stock(1)
		Percent of Common Stock
	Amount and Nature of Beneficial Ownership(2)
Name of Beneficial Owner		Before Offering	After Offering

Mark J. Wattles	5,440,600	11.0%	9.6%
F. Bruce Giesbrecht	100,000	*	*
James A. Marcum(3)	0	*
David G. Martin(4)	280,000	*	*
Roger J. Osborne	100,000	*	*
Scott R. Schultze	133,334	*	*
James N. Cutler, Jr.	45,000	*	*
Donald J. Ekman	135,467	*	*
S. Douglas Glendenning(5)	206,000	*	*
William P. Zebe(6)	133,964	*	*
Par Investment Partners, L.P. c/o Par Capital Management, Inc. One Financial Center, Suite 1600 Boston, MA 02111(7)	5,718,200	11.6%	10.1%
All directors and executive officers as a group (9 persons)	6,294,365	12.7%	11.2%

*
Less than 1%.

(1)
"Beneficial Owner" means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. All information with respect to the beneficial ownership of any stockholders has been furnished by such stockholder and Hollywood believes that, except as otherwise indicated, each stockholder has sole voting and investment power with respect to shares listed as beneficially owned by each stockholder.

(2)
Includes the following shares that may by acquired within 60 days after December 31, 2001 pursuant to the exercise of options: Mr. Wattles, 1,500,000 shares; Mr. Giesbrecht, 100,000 shares; Mr. Martin, 200,000 shares; Mr. Osborne, 100,000 shares; Mr. Schultze, 133,334 shares; Mr. Cutler, 45,000 shares; Mr. Ekman, 116,667 shares; Mr. Glendenning, 45,000 shares; Mr. Zebe, 95,000 shares; and all directors and executive officers as a group, 2,135,001 shares.

(3)
Mr. Marcum joined the Company in May 2001. As part of Mr. Marcum's employment agreement, he was granted options to purchase 400,000 shares of common stock at $2.99 per share.

(4)
Mr. Martin's employment with us ended effective June 30, 2001. Under a separation and severance agreement, Mr. Martin has until April 25, 2002 to exercise all options that are or will become exercisable on or before that date. That number includes options to acquire 200,000 shares that became exercisable on January 25, 2002. All other options held by Mr. Martin have been cancelled. The number of shares of common stock reported as beneficially owned by Mr. Martin, other than through option holdings, is based on the last report filed for Mr. Martin pursuant to the requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

(5)
Includes 11,000 shares owned by trusts for his children.

(6)
Includes 1,493 shares held in the individual retirement account of his wife and 1,653 shares owned by trusts for his children.

(7)
Based on a Schedule 13G dated February 14, 2002, Par Investment Partners, L.P., Par Group, L.P. and Par Capital Management, Inc., reported sole voting and disposition power with respect to all shares beneficially owned.

Description of capital stock

Our authorized capital stock consists of 100.0 million shares of common stock, no par value per share, and 25.0 million shares of preferred stock issuable in series. The following summary is qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which may be obtained as described under "Available Information."

COMMON STOCK

Holders of common stock are entitled to one vote per share on all matters to be voted upon by our shareholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, and as a result, minority shareholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of our preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of Hollywood. There are no redemption or sinking fund provisions applicable to our common stock. As of December 31, 2001, 49,417,427 shares of common stock were issued and outstanding.

PREFERRED STOCK

Our board of directors has the authority, without further action by the shareholders, to issue up to 25.0 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by our shareholders. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. As of December 31, 2001, no shares of preferred stock were issued and outstanding.

OREGON ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

We are subject to the Oregon Control Share Act. The Control Share Act generally provides that an "acquiror" that acquires voting stock of an Oregon corporation in a transaction (other than a transaction in which voting shares are acquired from the issuing public corporation) that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation shares (a "control share acquisition") cannot vote the shares it acquires in the control share acquisition ("control shares") unless voting rights are accorded to the control shares by:

•
a majority of each voting group entitled to vote, and

•
the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by our officers and inside directors.

The term "acquiror" is broadly defined to include any person or multiple persons acting as a group.

An acquiror who proposes to make or has made a control share acquisition, may, but is not required to, submit to us a statement setting forth certain information about the acquiror and its plans with respect to Hollywood. The statement may also request that we call a special meeting of shareholders to determine whether voting rights will be accorded to the control shares. If the acquiror consummates a control share acquisition and does not request a special meeting of our shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of our shareholders. If the acquiror's control shares are accorded voting rights and represent a majority or more of the total voting power of our shares, our shareholders who do not vote in favor of according voting rights to the control shares will have the right to require us to give them the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares. However, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay fair market value for all the shares that might be delivered by the shareholders seeking to exercise their appraisal right. In addition, our ability to pay for such shares may be prohibited or limited by, the terms of our existing or future indebtedness and the occurrence of such a control share acquisition may constitute an event of default under, or otherwise require us to repay, such indebtedness.

We are subject to the Oregon Business Combination Act, which governs business combinations between an Oregon corporation and a person or entity that acquires 15% or more of the outstanding voting stock of the corporation (an "interested shareholder"). The Business Combination Act generally provides that the corporation and the interested shareholder, or any affiliated entity of the interested shareholder, may not engage in certain business combination transactions for a period of three years following the date on which the interested shareholder became an interested shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation, and (c) certain transactions that result in the issuance or transfer of capital stock of the corporation to the interested shareholder. These restrictions do not apply if:

•
the interested shareholder, as a result of the transaction in which the interested shareholder became an interested shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans);

•
the board of directors of the corporation approves the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder before the interested shareholder acquires 15% or more of the corporation's voting stock; or

•
the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the interested shareholder) approve the business combination after the interested shareholder acquires 15% or more of the corporation's voting stock.

Under our articles of incorporation, our board of directors has authority to issue up to 25.0 million shares of preferred stock and to fix the preferences, limitations and relevant rights of those shares without any further vote or action by our shareholders.

The foregoing provisions of Oregon law and our articles of incorporation may have the effect of delaying, deferring or preventing a change in control of Hollywood, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Underwriting

We have entered into an underwriting agreement with the underwriters for this offering named below concerning the shares of our common stock being offered. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares

UBS Warburg LLC
Bear, Stearns & Co. Inc.
Robertson Stephens, Inc.
Wells Fargo Securities, LLC

Total	7,000,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase of all the common stock being offered if any shares are purchased, other than those covered by the over-allotment option described below.

We have granted the underwriters an option to purchase up to 1,050,000 additional shares at the public offering price, less the underwriting discounts and commissions, set forth on the cover of this prospectus supplement to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,050,000 shares.

	No Exercise of over-allotment option	Full exercise of over-allotment option

Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.5 million.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $            per share. Securities dealers may reallow a concession not in excess of $            per share on sales to certain other brokers

or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute to payments that the underwriters may be required to make in respect thereof.

We, and each of our directors and executive officers, have agreed with the underwriters that for a period of 90 days following the date of this prospectus supplement that, without the prior written consent of UBS Warburg LLC, neither we nor our directors and executive officers will offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to limited exceptions.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of business, the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker dealer, lending, financial advisory or other services for us for which they have received, or may receive customary compensation. UBS Warburg LLC will be the arranger and an affiliate of UBS Warburg LLC will be a lender under our new bank credit facility.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Stoel Rives LLP, Portland, Oregon. Certain legal matters in connection with this offering will be passed upon for us by Brobeck, Phleger & Harrison LLP, Dallas Texas and for the underwriters by Cahill Gordon & Reindel, New York, New York.

Experts

The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. As disclosed in the financial statements in Note 26, the company has successfully renegotiated their line of credit with new payment terms. Accordingly, the report of PricewaterhouseCoopers LLP as presented in the 10-K/A, as filed with the Securities and Exchange Commission on January 29, 2002, is different from the originally filed 10-K (which contained an explanatory paragraph relating to the company's ability to continue as a going concern).

Available information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus supplement is considered to be part of this prospectus supplement, and later information filed with the SEC or contained in this prospectus supplement updates and supersedes this information. We incorporate by reference the documents listed below and any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement until our offering is completed:

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the SEC on April 2, 2001, as amended by our Annual Reports on Form 10-K/A for the fiscal year ended December 31, 2000, filed with the SEC on April 30, 2001 and January 29, 2002, File No. 0-21824;

•
our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on November 20, 2001; File No. 0-21824

•
our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 as amended by our Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, respectively, as filed with the SEC on February 13, 2002; File No. 0-21824 and

•
our Current Report on Form 8-K dated June 5, 2001; File No. 0-21824.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Hollywood Entertainment Corporation
    Attention: Executive Vice President of Legal Affairs
    9275 S.W. Peyton Lane
    Wilsonville, Oregon 97070
    Telephone: (503) 570-1600

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Hollywood Entertainment Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Hollywood Entertainment Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated March 21, 2001, except as to Note 25, which is as of March 29, 2001, we added an explanatory paragraph to our opinion stating that there was substantial doubt about the Company's ability to continue as a going concern because management believed that they may not be able to make the payments on their line of credit as they came due. As disclosed in the consolidated financial statements in Note 26, the Company has successfully renegotiated their line of credit with new payment terms. Accordingly, our present opinion on the consolidated financial statements as presented herein does not include such an explanatory paragraph.

As discussed in Note 5 of the consolidated financial statements, the Company changed its amortization method for videocassette rental inventory in 1998.

/s/ PRICEWATERHOUSECOOPERS LLP

Portland, Oregon
March 21, 2001, except as to Note 25 which is as of
March 29, 2001, and except as to Notes 26 and 27
which are as of December 20, 2001

HOLLYWOOD ENTERTAINMENT CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2000	December 31, 1999

ASSETS
Current assets:
Cash and cash equivalents	$3,268	$6,941
Accounts receivable	23,830	42,679
Merchandise inventories	54,201	84,373
Income taxes receivable	—	1,797
Prepaid expenses and other current assets	10,099	10,377

Total current assets	91,398	146,167
Rental inventory, net	168,462	339,912
Property and equipment, net	323,666	382,345
Goodwill, net	69,616	145,504
Deferred income tax asset	—	25,805
Other assets, net	11,972	13,558

	$665,114	$1,053,291

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term obligations	$261,164	$14,493
Accounts payable	169,503	111,578
Accrued expenses	114,633	64,566
Accrued revenue sharing	30,855	9,402
Accrued interest	11,817	11,865
Income taxes payable	4,844	—

Total current liabilities	592,816	211,904
Long-term obligations, less current portion	275,237	519,413
Other liabilities	19,438	17,445

	887,491	748,762
Commitments and contingencies (Note 22)
Shareholders' equity (deficit):
Preferred stock, 25,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value, 100,000,000 shares authorized; and 46,247,599 and 45,821,537 shares issued and outstanding, respectively	365,441	362,307
Accumulated deficit	(587,818)	(57,778)

Total shareholders' equity (deficit)	(222,377)	304,529

	$665,114	$1,053,291

The accompanying notes are an integral part of this financial statement.

HOLLYWOOD ENTERTAINMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Twelve Months Ended December 31,
	2000	1999	1998

Rental revenue	$1,071,024	$893,491	$633,140
Product sales	225,213	203,350	130,768

	1,296,237	1,096,841	763,908

Cost of Revenue:
Cost of rental	580,849	278,890	271,778
Cost of product	204,401	154,990	87,799

	785,250	433,880	359,577

Gross Profit	510,987	662,961	404,331
Operating costs and expenses:
Operating and selling	713,431	522,682	382,728
General and administrative	110,242	85,873	37,543
Restructuring charge for closure of Internet business	46,862	—	—
Restructuring charge for store closures	16,859	—	—
Amortization of intangibles	59,914	56,919	18,611
Purchased in-process research and development	—	—	1,900

	947,308	665,474	440,782

Loss from operations	(436,321)	(2,513)	(36,451)
Non-operating income (expense):
Interest income	175	214	141
Interest expense	(62,302)	(45,691)	(33,355)

Loss before income taxes and cumulative effect adjustment	(498,448)	(47,990)	(69,665)
(Provision for) benefit from income taxes	(31,592)	(1,868)	19,201

Loss before cumulative effect of a change in accounting principle	(530,040)	(49,858)	(50,464)
Cumulative effect of a change in accounting principle (net of income tax benefit of $983)	—	(1,444)	—

Net loss	$(530,040)	$(51,302)	$(50,464)

Net loss per share before cumulative effect of a change in accounting principle:
Basic	$(11.48)	$(1.09)	$(1.30)
Diluted	(11.48)	(1.09)	(1.30)
Net loss per share:
Basic	$(11.48)	$(1.13)	$(1.30)
Diluted	(11.48)	(1.13)	(1.30)
Weighted average shares outstanding:
Basic	46,151	45,592	38,844
Diluted	46,151	45,592	38,844

The accompanying notes are an integral part of this financial statement.

HOLLYWOOD ENTERTAINMENT CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
(In thousands, except share amounts)

	Common Stock		Retained Earnings (Accumulated Deficit)
	Shares	Amount		Total

Balance at December 31, 1997	36,786,396	$247,950	$43,988	$291,938

Issuance of common stock:
Stock options exercised	633,859	4,376	—	4,376
Tax benefit from stock options	—	2,563	—	2,563
Reel.com acquisition	4,000,000	42,760	—	42,760
Sold to Reel.com affiliates	1,982,537	26,764	—	26,764
Conversion of preferred stock to common stock	2,380,263	29,324	—	29,324
Stock options issued for Reel.com acquisition	—	10,840	—	10,840
Common stock repurchases	(850,000)	(10,510)	—	(10,510)
Net loss	—	—	(50,464)	(50,464)

Balance at December 31, 1998	44,933,055	354,067	(6,476)	347,591

Issuance of common stock:
Stock options exercised	888,482	4,392	—	4,392
Tax benefit from stock options	—	3,848	—	3,848
Net loss	—	—	(51,302)	(51,302)

Balance at December 31, 1999	45,821,537	362,307	(57,778)	304,529

Issuance of common stock:
Legal settlement	200,000	2,288	—	2,288
Stock options exercised	226,062	783	—	783
Tax benefit from stock options	—	63	—	63
Net loss	—	—	(530,040)	(530,040)

Balance at December 31, 2000	46,247,599	$365,441	$(587,818)	$(222,377)

The accompanying notes are an integral part of this financial statement.

HOLLYWOOD ENTERTAINMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2000	1999	1998

Operating activities:
Net loss	$(530,040)	$(51,302)	$(50,464)
Adjustments to reconcile net loss to cash provided by operating activities:
Cumulative effect of a change in accounting principle	—	1,444	—
Depreciation and amortization	277,163	222,842	195,387
Amortization charge for change in estimate on rental inventory	164,306	—	—
Impairment of long-lived assets	74,305	—	—
Amortization of deferred financing costs	2,665	1,936	1,462
Inventory valuation charge	—	—	99,910
Write-off of purchased in-process research and development	—	—	1,900
Net asset write down for closure of Internet business	40,087	—	—
Net asset write down for store closures	9,516	—	—
Loss on other asset dispositions	10,292	—	—
Tax benefit from exercise of stock options	63	3,848	2,563
Change in deferred rent	1,993	3,565	3,961
Change in deferred income taxes	25,805	(1,545)	(27,236)
Net change in operating assets and liabilities:
Accounts receivable	18,680	(1,817)	(1,071)
Merchandise inventories	16,718	(26,290)	3,749
Accounts payable	57,925	3,713	10,194
Accrued interest	(48)	2,172	1,437
Accrued revenue sharing	21,453	(4,098)	13,500
Other current assets and liabilities	57,988	22,683	(8,651)

Cash provided by operating activities	248,871	177,151	246,641

Investing activities:
Purchases of rental inventory, net	(176,753)	(185,877)	(265,158)
Purchase of property and equipment, net	(77,639)	(112,258)	(132,122)
Investment in businesses acquired	—	(17,434)	(40,804)
Increase in intangibles and other assets	(1,430)	(4,769)	(327)

Cash used in investing activities	(255,822)	(320,338)	(438,411)

Financing activities:
Proceeds from the sale of common stock, net	—	—	45,398
Issuance of long-term obligations	12,511	90,162	—
Repayments of long-term obligations	(15,016)	(8,401)	(2,429)
Repurchase of common stock	—	—	(10,510)
Proceeds from exercise of stock options	783	4,392	4,376
Increase in revolving loan, net	5,000	60,000	155,001

Cash provided by financing activities	3,278	146,153	191,836

Increase (decrease) in cash and cash equivalents	(3,673)	2,966	66
Cash and cash equivalents at beginning of year	6,941	3,975	3,909

Cash and cash equivalents at end of year	$3,268	$6,941	$3,975

Other Cash Flow Information:
Interest expense paid	$60,702	$42,896	$31,562
Income taxes paid (refunded), net	(915)	5,741	(706)
Non-cash financing activities
Issuance of common stock as part of a legal settlement agreement	2,288	—	—

The accompanying notes are an integral part of this financial statement.

HOLLYWOOD ENTERTAINMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999, 1998

1.  SIGNIFICANT ACCOUNTING POLICIES

Corporate Organization and Consolidation

The accompanying financial statements include the accounts of Hollywood Entertainment Corporation and its wholly owned subsidiaries (the "Company"). The Company's subsidiaries include Hollywood Management Company and Reel.com, Inc. All significant inter-company transactions have been eliminated.

Nature of the Business

The Company operates a chain of video superstores ("Hollywood Video") throughout the United States. The Company also operated an Internet retailer of video only products ("Reel.com") from October 1998 to June 2000 (see Note 10 for a discussion of the acquisition, and Note 11 for a discussion of the discontinuation of e-commerce operations). The Company was incorporated in Oregon on June 2, 1988 and opened its first store in October 1988. As of December 31, 2000 and 1999, the Company operated 1,818 stores in 47 states and 1,615 stores in 44 states, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates relative to the Company include depreciation and amortization policies.

Reclassification of Prior Year Amounts

Certain prior year amounts have been reclassified to conform to the presentation used for the current year. These reclassifications had no impact to previously reported net loss or shareholders' equity.

Recently Issued Accounting Standards

The adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" issued by the Financial Accounting Standards Board (FASB) on June 15, 1998, is not expected to have an effect on the Company's results of operations or its financial position

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as amended by SAB 101A and SAB 101B, which was required to be adopted by the Company by the fourth quarter of the year ended December 31, 2000. SAB No. 101 codifies the SEC's views regarding the recognition of revenues. The Company adopted SAB No. 101, effective January 1, 2000 and the impact on the Company's consolidated financial position and consolidated results of operations was immaterial.

In April 2000, Financial Accounting Standards Board Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, was issued. FIN 44 clarifies and modifies APB Opinion No. 25, Accounting for Stock Issued to employees. The Company adopted FIN 44 in fiscal year 2000. Accordingly 850,000 options to purchase common stock that were effectively re-priced will be accounted for as variable plan options. Such accounting could result in future charges to earnings (Note 19).

Revenue Recognition

The Company recognizes rental and product revenue related to the Hollywood Video segment at the point of rental or sale to the customer. Additional fees on rentals are recognized when earned, net of allowances for doubtful amounts based on historical experience. The Company accrues for revenue sharing expenses at contractual rates at the point videocassettes are rented. Such expenses are included as cost of rental in the accompanying statement of operations. Revenue from the Reel.com segment for product sales, net of allowances and estimated returns, is recognized when the product is shipped to the customer.

Cost of Rental

Cost of rental includes revenue sharing expense and amortization of videocassettes.

Cash and Cash Equivalents

The Company considers highly liquid investment instruments, with an original maturity of three months or less, to be cash equivalents.

Inventories

Merchandise inventories, consisting primarily of prerecorded videocassettes, concessions, and other accessories held for resale, are stated at the lower of cost or market. Cost of sales is determined using an average costing method. Rental inventory, which includes VHS videocassettes, DVDs and video games is stated at cost and amortized over its estimated useful life to a specified salvage value. See Notes 4 and 5 for a discussion of the amortization policy applied to rental inventory.

Property, Equipment, Depreciation and Amortization

Property is stated at cost and is depreciated on the straight-line method for financial reporting purposes over the estimated useful life of the assets, which range from approximately five to ten years. Leasehold improvements are amortized primarily over ten years, which generally approximates the term of the lease.

Additions to property and equipment are capitalized and include acquisitions of property and equipment, costs incurred in the development and construction of new stores, major improvements to existing property and major improvements in management information systems. As property and equipment is sold or retired, the applicable cost and accumulated depreciation and amortization are eliminated from the accounts and any gain or loss thereon is recorded.

In 1998, the Company adopted Statement of Position 98-1 ("SOP 98-1"), which defines the types of costs that may be capitalized for internally developed computer software. Accordingly, the Company capitalized $.3 million and $1.5 million in 1999 and 1998, respectively. The Company did not incur costs in 2000 that meet the capitalization requirements.

Long-lived Assets

In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("Statement 121"), the Company reviews for impairment of long-lived assets, and goodwill related to those assets, to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically reviews and monitors its internal management reports for indicators of impairment. The Company considers a trend of unsatisfactory operating results that are not in line with management's expectations to be its primary indicator of potential impairment. When an indicator of impairment is noted, for purposes of Statement 121, assets are evaluated for impairment at the lowest level for which there are identifiable cash flows (e.g. at the store level). The Company deems a store to be impaired if a forecast of undiscounted future operating cash flows directly related to the store, including estimated disposal value, if any, is less than the asset carrying amount. If a store is determined to be impaired, the loss is measured as the amount by which the carrying amount of the store exceeds its fair value. Fair value is estimated using a discounted future cash flow valuation technique similar to that used by management in making a new investment decision. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates. See Note 8 for estimated impairments at December 31, 2000.

Treasury Stock

In accordance with Oregon law, shares are automatically retired and classified as available for issuance upon the repurchase of common stock.

Income Taxes

The Company calculates income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements and tax returns. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Deferred Rent

Many of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amount charged to expense and the rent paid as deferred rent.

Fair Value of Financial Instruments

In accordance with SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", the Company has disclosed the fair value, related carrying value and method for determining the fair value for the following financial instruments in the accompanying notes as referenced: cash and cash equivalents (see Note 1), accounts receivable (see Note 2), and long-term obligations (see Note 16).

Comprehensive Income

Comprehensive income (loss) is equal to net income (loss) for all periods presented.

Advertising

The Company receives cooperative reimbursements from vendors as eligible expenditures occur relative to the promotion of rental and sales product. Advertising costs, net of these reimbursements, are expensed as incurred. Advertising expense was $25.6 million, $1.2 million and $6.7 for 2000, 1999 and 1998, respectively.

Store Pre-opening Costs

Store pre-opening costs, including store employee labor costs and advertising, incurred prior to the opening of a new store had been expensed during the first full month of a store's operation. In April 1998, Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities" was finalized, which requires that costs incurred for start-up activities, such as store openings, be expensed as incurred. The Company adopted SOP 98-5 effective January 1, 1999. The cumulative effect of the change was to increase net loss by $1.4 million, net of tax.

2.  ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2000 and 1999 consists of:

	2000	1999

(in thousands)
Construction receivables	$1,266	$8,274
Additional rental fees	17,425	15,218
Marketing allowances	4,365	8,863
Other	774	10,324

	$23,830	$42,679

The carrying amount of accounts receivable approximates fair value because of the short maturity of those receivables.

3.  RENTAL INVENTORY

Rental inventory as of December 31, 2000 and 1999 consists of:

	2000	1999

(in thousands)
Rental inventory	$604,715	$571,460
Less accumulated amortization	(436,253)	(231,548)

	$168,462	$339,912

Amortization expense related to rental inventory was $341 million, $107.6 million and $135.2 million in 2000, 1999 and 1998, respectively, and is included in cost of rental. Amortization in the current year includes a $164.3 million charge for changes in estimated useful lives and salvage values of various types of rental product (see Note 4). As rental inventory is transferred to merchandise inventory and sold (previously viewed product), the applicable cost and accumulated amortization are eliminated from the accounts, determined on a first-in-first-out ("FIFO") basis applied in the aggregate to monthly purchases.

4.  AMORTIZATION POLICY AND CHANGES IN ESTIMATE

During the fourth quarter of 2000, the Company made the following key observations leading management to change estimates regarding rental inventory lives and residual values.

•
Growth in DVD rental revenue exceeded the Company's original estimates and has negatively impacted revenue from VHS product.

•
In December 2000, rental revenue from DVD product surpassed rental revenue from catalog VHS product.

•
The average sales price of previously viewed VHS movies in fourth quarter of 2000 declined by 24% compared to the third quarter of 2000.

•
The decline in new store openings has caused a build-up of VHS and game inventory in the Company's warehouse.

Based on the observations noted above, and revised internal estimates on the growth of DVD rental revenue, the Company's amortization policy with revised estimates compared to previous estimates is as follows:

•
All catalog VHS product, regardless of the method of acquisition, is amortized straight-line with an estimated useful life of one year compared to the previous estimate of five years, and an estimated residual value of $2 compared to the previous estimate of $6.

•
For new release tapes acquired under revenue sharing, the studios share of rental revenue is expensed net of an average value established in rental inventory, prior to amortization, of $3 compared to the previous estimate of $4. Tapes that remain in the Company's catalog selection are amortized to $2 in one year.

•
New release VHS tapes acquired under methods other than revenue sharing are amortized to an average value of approximately $4 in the first four months compared to the previous estimate of $8. Tapes that remain in the Company's catalog selection are amortized to $2 in one year.

•
DVD rental inventory is amortized on an accelerated basis to an average value of approximately $7 in the first four months. DVDs that remain in the Company's catalog selection are amortized to $6 in 60 months. Prior to the change in estimate, all purchases of DVD rental inventory were amortized straight-line to a residual value of $6 in 60 months.

•
Game rental inventory is amortized on an accelerated basis to an average value of approximately $14 in the first four months. Games that remain in the Company's catalog selection are amortized to $5 in 24 months. Prior to the change in estimate, Game rental inventory was amortized on an accelerated basis to an average value of approximately $14.50 in the first twelve months and the catalog residual value was $8.

The Company adopted these changes in estimate prospectively on October 1, 2000. The change resulted in a $164.3 million increase to amortization expense in the fourth quarter of 2000 and is classified as cost of rental on the consolidated statement of operations.

5.  CHANGE IN AMORTIZATION METHOD FOR RENTAL INVENTORY

Effective October 1, 1998, Hollywood Video adopted a new method of amortizing videocassette rental inventory. During the fourth quarter of 1998, Hollywood Video acquired a majority of new video releases under revenue sharing arrangements with major studios. Revenue sharing allows the Company to acquire videocassettes at a lower product cost than the traditional buying arrangements, with a percentage of the net rental revenues shared with the studios over a contractually determined period of time. The increased copy depth under revenue sharing arrangements satisfies the initial consumer demand for new releases over a shorter period of time. As the new business model results in a significantly greater proportion of rental revenue received over a shorter period of time, the Company changed its method of amortizing rental inventory in order to better match expenses with the related revenues.

The policy prior to October 1, 1998 was a follows:

•
Non-revenue sharing new release videocassettes were amortized on an accelerated basis over 4 months to an average net book value of $15 and then on a straight-line basis to their estimated salvage value of $6 over the next 32 months.

•
Base stock videocassettes and video games were amortized on a straight-line basis to an estimated salvage value of $6 over 36 months.

The new method of amortization was applied to rental inventory held as of October 1, 1998. The adoption of the new method of amortization was accounted for as a change in accounting estimate effected by a change in accounting principle, and accordingly the Company recorded a pre-tax charge of $99.9 million, or $1.53 per diluted share, in the fourth quarter of 1998. The calculation of the change in operating expense attributable to videocassettes for periods prior to October 1, 1998 would not be meaningful because the new business model involving revenue sharing arrangements had not been implemented. The change in estimate, effective October 1, 1998 decreased net loss by $1.0 million, or $.03 per diluted share net of tax in the fourth quarter of 1998.

6.  PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2000 and 1999 consists of:

	2000	1999

(in thousands)
Fixtures and equipment	$156,960	$146,318
Leasehold improvements	352,245	327,838
Equipment under capital lease	19,578	16,058
Leasehold improvements under capital lease	44,279	35,258

	573,062	525,472
Less accumulated depreciation and amortization	(249,396)	(143,127)

	$323,666	$382,345

Accumulated depreciation and amortization, as presented above, includes accumulated amortization of assets under capital leases of $16.4 million and $8.0 million at December 31, 2000 and 1999, respectively.

7.  STORE CLOSURE RESTRUCTURING

In December 2000, the Company approved a restructuring plan involving the closure and disposition of 43 stores that were not operating to management's expectations (the "Restructuring Plan"). In accordance with the Restructuring Plan, these stores will be closed in the year 2001. The Company has recognized a charge of $16.9 million, including an $8.0 million write down of property and equipment, a $1.5 million write down of goodwill and an accrual for store closing costs of $7.4 million. The established reserve for cash expenditures is for lease termination fees and other store closure costs. The Company anticipates paying all accrued store closure costs in 2001.

The Company plans to liquidate all inventories through store closing sales; any remaining product will be used in other stores. The Company anticipates inventory liquidations and asset disposals will be completed in 2001.

Revenue during the years ended December 31, 2000, 1999 and 1998 for the stores included in the Restructuring Plan was approximately $15.5 million, $13.4 million and $9.1 million, respectively. Operating results (defined as income or loss before interest expense and income taxes) during the years ended December 31, 2000, 1999 and 1998 for the stores included in the Restructuring Plan were approximately $1.8 million loss, $0.5 million loss and $15,684 income, respectively.

8.  IMPAIRMENT OF LONG-LIVED ASSETS

In the fourth quarter of 2000, the Company experienced negative same store sales for the first time in 21 quarters while major competitors experienced positive same store sales. With a strong slate of new release titles, this decline in same store sales was unexpected and occurred at a time when the Company was facing substantial uncertainty with respect to its liquidity as discussed in Note 16. These changes in circumstance triggered an impairment analysis in accordance with the Company's policy outlined in Note 1. The Company identified 293 impaired stores and recorded a charge of $74.3 million. The non-cash charge included $44.3 million classified as operating and selling in the consolidated statement of operations that reduced the net carrying amount of property and equipment, and $30 million classified as amortization of intangibles that reduced the net carrying amount of goodwill. Property and equipment primarily consisted of leasehold improvements and fixtures that could not be used in other locations.

9.  GOODWILL

Goodwill as of December 31, 2000 and 1999 consists of:

	2000	1999

(in thousands)
Goodwill	$134,309	$236,445
Less accumulated amortization	(64,693)	(90,941)

	$69,616	$145,504

Goodwill represents the excess of cost over fair value of net assets purchased and is being amortized on a straight-line basis over two or 20 years. Goodwill in connection with store acquisitions is amortized over 20 years. Goodwill from the Reel.com acquisition was amortized over two years prior to the discontinuation of

e-commerce operations in June 2000. In the second quarter of 2000, the Company recorded a $69.3 million charge in connection with the restructuring of Reel.com, including $14.9 million of Goodwill (see Note 11). The Company assesses the recoverability of store acquisition intangibles by determining whether the amortization of the goodwill over the remaining lives can be recovered through projected future operating results on an undiscounted basis. During the fourth quarter of 2000, a plan was developed to close 43 stores, of which, 5 were acquired stores. The Company recorded a restructuring charge of $16.9 million, including $1.5 million of goodwill associated with the acquired stores (see Note 7). The Company also determined estimated future cash flows on several additional acquired stores were less than the net carrying amount of assets associated with each store (see Note 8). As required by FAS 121, the Company recorded an impairment charge of $74.3 million, including $30 million of goodwill.

10.  ACQUISITIONS

Reel.com

See Note 11 for a discussion of the discontinuation of Reel.com e-commerce operations on June 12, 2000.

On October 1, 1998, the Company completed the merger of Reel.com with and into Hollywood Entertainment Corporation. At the closing, the Company acquired all the outstanding shares of Reel.com for $32.7 million in cash and 4,000,000 shares of Common Stock and 1,000,000 shares of Series A Redeemable Preferred Stock. Both common and preferred shares were valued at $10.69 per share, representing a 10% discount from the October 1, 1998 closing price. In addition, the Company assumed Reel.com's incentive stock option plan and converted all outstanding Reel.com stock options into options to acquire the Company's Common Stock. Options for a total of 958,568 shares were assumed in connection with the acquisition (the options granted were valued at $11.31 per share using the Black-Scholes option valuation model).

Concurrent with the acquisition of Reel.com, the Company sold 1,982,537 shares of Common Stock and 1,380,263 shares of Series A Redeemable Preferred Stock at a price of $13.50 per share to certain shareholders and affiliates of Reel.com.

The Series A Redeemable Preferred Stock was converted into Common Stock on a one for one basis upon shareholder approval on December 30, 1998.

The acquisition of Reel.com for approximately $96.9 million was accounted for under the purchase method of accounting. The financial statements reflect the allocation of the purchase price and assumption of Reel.com's liabilities and include the operating results from the date of acquisition.

The following sets forth the reconciliation of the cash paid (in thousands) for Reel.com, Inc.:

Fair value of assets acquired	$3,634
Goodwill	100,349
Purchased research and development	1,900
Value of stock issued	(53,450)
Value of stock options issued	(10,840)
Liabilities assumed	(8,934)

Cash paid, including transaction costs, net of cash received	$32,659

The value of stock options issued was determined using the Black-Scholes stock option pricing model. Goodwill began amortizing in the fourth quarter of 1998 over the estimate useful life of 2 years.

The following unaudited pro forma information presents the results of the Company's operations assuming the Reel.com acquisition occurred at the beginning of each period presented (in thousands, except per share data):

Year Ended December 31, 1998

Total revenue	$773,812
Net loss	(97,306)
Net loss per share:
Basic	(2.16)
Diluted	(2.16)

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the Reel.com acquisition been consummated as of the beginning of each period, nor is it necessarily indicative of future operating results.

Store Acquisitions

Store growth in 2000 did not include any acquired stores.

During 1999, the Company acquired the operations and assets of 49 video superstores for an aggregate purchase price of $17.4 million. The acquisitions were accounted for under the purchase method of accounting. Approximately $14.6 million was allocated to Goodwill and is being amortized over the estimated useful life of 20 years. The results of operations for these acquisitions do not have a material effect on the consolidated operating results and therefore are not included in the pro forma data presented.

During 1998, the Company acquired the operations and assets of 41 video superstores located in New York (11) and Florida (30) for an aggregate purchase price of $14.1 million. $6.0 million of the purchase price was paid with a note payable bearing interest at 10.0% per annum due April 1, 1999, and the remainder was paid in cash. The acquisitions were accounted for under the purchase method of accounting. Approximately $9.8 million was allocated to Goodwill and is being amortized over the estimated useful life of 20 years. The results of operations for these acquisitions do not have a material effect on the consolidated operating results and therefore are not included in the pro forma data presented above.

11.  REEL.COM DISCONTINUED E-COMMERCE OPERATIONS

On June 12, 2000, the Company announced that it would close down the e-commerce business at Reel.com. The Company developed a leading web-site over the seven quarters since Reel.com was purchased in October of 1998, but its business model of rapid customer acquisition led to large operating losses and required significant cash funding. Due to market conditions, the Company was unable to obtain outside financing for Reel.com, and could not justify continued funding from its video store cash flow. On June 13, 2000, the Company terminated employment of approximately 200 of Reel.com's 240 employees, and paid

$1.9 million in involuntary termination benefits. The remaining employees have since been terminated or integrated into Hollywood Entertainment.

The Company plans to maintain the web-site as a content-only site to minimize any negative effect the Reel.com shutdown may have on existing Hollywood Video store customers for a period of time not expected to exceed twelve months from the e-commerce shutdown. During this time, point of purchase materials promoting Reel.com as an e-commerce destination will need to be removed from the stores. To offset the costs of maintaining the web-site during this period, the Company entered into a short-term agreement with Buy.com to direct Reel.com visitors to Buy.com to make purchases. Revenues associated with the Buy.com agreement and the expenses of maintaining the web-site have been recognized as earned and incurred, respectively.

As a result of the discontinuation of e-commerce operations, the Company recorded a total charge of $69.3 million in the second quarter of 2000, of which $48.5 million was classified as a restructuring charge on the consolidated statement of operations and $20.8 million was included in cost of product sales. In the fourth quarter of 2000, the charge was reduced by $1.6 million to $46.9 million because the Company was able to negotiate termination of certain obligations and lease commitments more favorably than originally anticipated.

The restructuring charge line item includes $1.9 million of severance and benefits paid on June 13, 2000, $19.3 million of asset write downs, and $25.7 million of accrued liabilities. The assets written down include the remaining $14.9 million of goodwill associated with the acquisition of Reel.com and $4.4 million to write down equipment, leasehold improvements, prepaid expenses and accounts receivable to their net realizable values. Amounts accrued include $19.9 million for contractual obligations, lease commitments and anticipated legal claims against the Company and $5.8 million for legal, financial, and other professional services incurred as a direct result of the closure of Reel.com. As of December 31, 2000, the Company had paid $3.9 million of the accrued amounts and anticipates paying the remaining $21.8 million in 2001.

The Company used some of the equipment from Reel.com at the new distribution center in Nashville, Tennessee, and at its corporate offices in Wilsonville, Oregon. Equipment not utilized by the Company was sold. Proceeds of $250,000 were received in the third quarter of 2000.

Charged to cost of goods sold was the write down of Reel.com inventory, primarily DVD's, to net realizable value. This represents excess product for the Hollywood Video segment. The Company liquidated over 85% of this inventory as of the end of 2000 and plans to liquidate the remaining amount by the end of the second quarter of 2001.

12.  OPERATING LEASES

The Company leases all of its stores, corporate offices, distribution center and zone offices under non-cancelable operating leases. All of the Company's stores have an initial operating lease term of five to 15 years and most have options to renew for between five and 15 additional years. Most operating leases require payment of property taxes, utilities, common area maintenance and insurance. Total rent expense, including related lease-required costs, incurred during 2000, 1999, and 1998 was $243.9 million, $201.6 million and $154.8 million, respectively.

At December 31, 2000, the future minimum annual rental commitments under non-cancelable operating leases were as follows:

Operating Leases
Year Ending December 31,

(in thousands)
2001	$214,985
2002	211,392
2003	209,235
2004	203,973
2005	194,017
Thereafter	706,341

13.  ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2000 and 1999 consist of:

	2000	1999

(in thousands)
Payroll and benefits	$19,431	$13,071
Property taxes and common area maintenance	16,340	12,476
Gift certificates and coupons	6,226	2,256
Marketing	14,409	451
Rentrak litigation settlement	—	21,429
Store closures and lease terminations	17,071	—
Reel.com restructuring	21,455	—
Other operating and general administration	19,701	14,883

	$114,633	$64,566

14.  EMPLOYEE BENEFIT PLANS

The Company is self-insured for employee medical benefits under the Company's group health plan. The Company maintains stop loss coverage for individual claims in excess of $100,000 and for annual Company claims which exceed approximately $3.0 million in the aggregate. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. Adjustments, if any, to recorded estimates resulting from ultimate payments will be reflected in operations in the period in which such adjustments are known.

Beginning January 1, 1998, the Company added a 401(k) plan in which eligible employees may elect to contribute up to 15% of their earnings. Eligible employees are at least 21 years of age, have completed at least one year of service and work at least 1,000 hours in a year. The Company increased the maximum contribution to 20% in July 1999 and began matching 25% of the employees first 6% of contributions in January 2000. There were no matching contributions in 1999 or 1998.

Beginning in April 2000, the Company offered a deferred compensation plan to certain key employees designated by the Company. The plan allows for the deferral and investment of current compensation on a pre-tax basis.

15.  RELATED PARTY TRANSACTIONS

On May 8, 2000, the Board of Directors approved a long-term compensation package for the Company's Chief Executive Officer, which included a $15 million loan. The five year loan bears interest at an annual rate equal to the greater of ten percent or the minimum rate required under the Internal Revenue Code and regulations for loans to affiliated persons, and is due in five annual installments of $3 million beginning on June 1, 2001. In December 2000, the Board of Directors determined that the loan was not collectible and directed the Company to write off the loan.

16.  LONG-TERM OBLIGATIONS AND LIQUIDITY

The Company had the following long-term obligations as of December 31, 2000 and 1999 (in thousands).

	2000	1999

Senior subordinated notes(1)	$250,000	$250,000
Borrowings under revolving credit facility	245,000	240,000
Obligations under capital leases	41,396	43,886
Other	5	20

	536,401	533,906
Current portions:
Credit facility(2)	245,000	—
Capital leases	16,164	14,493

	261,164	14,493

Total long-term obligations net of current portion	$275,237	$519,413

(1)
Coupon payments at 10.625% are due semi-annually in February and August of each year

(2)
Includes $112.5 million that matures in 2002 reclassified as current portion due to covenant violations that have not been waived beyond May 5, 2001 as discussed below.

At December 31, 2000, maturities on long-term obligations for the next five years were as follows (in thousands):

Year Ending December, 31	Subordinated Notes	Credit Facility	Capital Leases & Other	Total

2001	$—	$132,500(3)	$16,164	$148,664
2002	—	112,500	14,648	127,148
2003	—	—	10,589	10,589
2004	250,000	—	—	250,000
2005	—	—	—	—
Thereafter	—	—	—	—

	$250,000	$245,000	$41,401	$536,401

(3)
Does not include $112.5 million that matures in 2002 reclassified as current portion due to covenant violations that have not been waived beyond May 5, 2001 as noted above and discussed below.

In August 1997, the Company issued $200 million principal amount of 10.625% senior subordinated notes (the "Notes") due August 15, 2004. The proceeds received from the sale of the Notes, net of offering costs of $6.8 million, were used to repay the entire outstanding indebtedness under the then existing bank revolving loan.

In June 1999, the Company issued an additional $50 million principal amount of 10.625% senior subordinated notes under substantially the same terms as the original $200 million. Proceeds were used to repay a portion of its indebtedness outstanding under its senior revolving credit agreement.

The Notes are redeemable, at the option of the Company, after August 14, 2001 at rates starting at 105.313% of principal amount reduced annually through August 15, 2004, at which time they become redeemable at 100% of the principal amount. The terms of the Notes may restrict, among other things, the payment of dividends and other distributions, investments, the repurchase of capital stock and the making of certain other restricted payments by the Company, the incurrence of additional indebtedness by the Company or any of its subsidiaries, and certain mergers, consolidations and disposition of assets. Additionally, if a change of control occurs, as defined, each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at 101% of principal amount thereof.

The Company is limited in the amount of cash dividends that it can pay and the amount of common stock and subordinated indebtedness that it may repurchase by applicable covenants contained in the Notes.

In September 1997, the Company entered into a senior revolving credit agreement that provided the availability of up to $300 million in aggregate extension of credit. Revolving credit loans under the credit agreement bear interest, at the Company's option, at an applicable margin over the bank's base rate loan of the IBOR rate. The applicable margin is based upon the ratio of consolidated indebtedness to consolidated adjusted EBITDA, as defined below. The credit agreement also provides for a commitment fee of 1/2% of any unused portion of the credit agreement. Among other restrictions, the credit agreement contains financial covenants relating to specified levels of indebtedness to adjusted net cash EBITDA. Adjusted net cash EBITDA is defined as income from operations before depreciation and amortization plus non-cash expenses that reduced EBITDA, less the cost of acquiring new release videocassettes, game inventory and new store rental inventory which is capitalized. Other ratios and restrictions include: adjusted net cash EBITDA less cash taxes paid compared to interest expense; adjusted net cash EBITDA less cash taxes paid plus rent expense compared to interest expense plus rent expense; maintenance of average store contribution levels; and the maintenance of minimum tangible net worth. Amounts outstanding under the credit agreement are collateralized by substantially all of the assets of the Company.

The Company began the year growing at the average rate of one store per day, as well as funding significant cash losses at Reel.com. In order to meet the funding needs to continue at this growth rate, the Company's $300 million credit facility needed to be expanded or refinanced. During early 2000, the Company attempted to refinance this facility. In March 2000 the Company received an underwritten commitment from a group of banks for a new $375 million credit facility but syndication of this new facility failed in May 2000. Without the availability of new funding, the Company was faced with the need to begin reducing the outstanding principal amount of its $300 million credit facility starting with $37.5 million on December 5, 2000 and continuing to reduce by $37.5 million each quarter thereafter.

The Company has increased its focus on maximizing cash generation and return on invested capital. After being a net user of cash since inception as a result of rapid store growth, the Company became a net generator of cash in the fourth quarter of 2000. The Company believes that by closing Reel.com's e-commerce operation, and almost stopping new store growth, it has substantially reduced the ongoing uses of cash from that of early 2000. Because of the large base of stores, cash from operations is expected to be large enough in 2001 and beyond to pay interest, cash taxes and all growth and maintenance capital expenditures, and have significant cash remaining to reduce the debt balance.

The balance on the revolving credit facility began the year at $240 million, reached a maximum of $300 million at September 30, and was reduced to a balance of $245 million at December 31, 2000 leaving the Company $17.5 million under the maximum availability of $262.5 million. Because it is doubtful the Company will be able to meet the scheduled 2001 facility amortization of $150 million, the Company has been negotiating a restructured amortization with its lenders. On March 6, 2001, the Company made a $6 million amortization payment and its lenders agreed to defer $31.5 million of the $37.5 million total due on that date and work toward a permanent change in the amortization schedule to better match debt pay-down with the current business plan. This change is scheduled to be completed by May 5, 2001. However, this change requires the affirmative vote of 100% of the approximately 20 lenders involved with the credit facility. There can be no assurances that the Company will be successful in its negotiations. As a result of this, in addition to the fact that the Company has had net losses in 2000, 1999, and 1998 and at December 31, 2000 has a shareholders deficit of $222.4 million, the Company's independent accountants have included a going concern paragraph in their report dated March 21, 2001, except as to Note 25 which is dated March 29, 2001, on these consolidated financial statements. Adjustments relating to the realization of assets and classification of the liabilities that might be necessary if the Company is unable to continue as a going concern have not been made.

As of December 31, 2000, the Company was in violation of covenants contained within the credit facility. The Company was able to obtain the appropriate waiver for the violations. However, this waiver expires May 5, 2001. Because the waiver does not extend beyond May 5, 2001, in accordance with FAS 78, Classification of Obligations That Are Callable by the Creditor, the Company has reclassified $112.5 million of the credit facility that matures in 2002 to current liabilities on the consolidated balance sheet as of December 31, 2000.

As of December 31, 2000, the fair value of the Notes was $101.3 million. The fair value of the Notes was based on quoted market prices as of December 31, 2000. The revolving credit facility is a variable rate loan, and thus, the fair value approximates the carrying amount as of December 31, 2000.

As of December 31, 2000, the Company had $2.3 million of outstanding letters of credit.

17.  INCOME TAXES

The provision for (benefit from) income taxes for the years ended December 31, 2000, 1999 and 1998 consists of:

	2000	1999	1998

(in thousands)
Current:
Federal	$3,396	2,802	$—
State	2,391	1,064	983

Total current provision	5,787	3,866	983
Deferred:
Federal	22,523	(2,450)	(17,281)
State	3,282	452	(2,903)

Total deferred liability (benefit)	25,805	(1,998)	(20,184)

Total provision (benefit)	$31,592	$1,868	$(19,201)

The Company is subject to minimum state taxes in excess of statutory state income taxes in many of the states in which it operates. These taxes are included in the current provision for state and local income taxes. Certain acquisitions in 1995 and the Reel.com acquisition in 1998 yielded non-deductible goodwill which is reflected in the tax rate reconciliation below. The tax impact of purchase accounting adjustments is reflected in deferred taxes. A reconciliation of the statutory federal income tax rate with the Company's effective tax rate is as follows:

	2000	1999	1998

Statutory federal rate (benefit)	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal income tax benefit	(3.5)	2.1	(1.8)
Amortization of non-deductible goodwill	2.6	35.7	6.9
Increase in valuation allowance	41.3	—	—
Other, net	(0.1)	0.1	1.3

	6.3%	3.9%	(27.6)%

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

	2000	1999

Deferred tax assets:
Tax loss carryforward	$122,702	$29,428
Deferred rent	7,775	7,037
Financial leases	8,161	5,903
Accrued liabilities and reserves	18,790	2,537
Tax credit carryforward	3,456	4,031
Restructure charge	13,735	—
Accrued legal settlement	522	9,835
Inventory valuation	59,358	—
Amortization deductible for financial statement purposes	14,237	—
Other	—	25

Total deferred tax assets	248,736	58,796
Valuation allowance	(211,247)	(6,105)

Net deferred tax assets	37,489	52,691

Deferred tax liabilities:
Depreciation and amortization	(32,843)	(22,894)
Capitalized leases	(4,646)	(3,745)
Deferred expenses	—	(247)

Total deferred tax liabilities	(37,489)	(26,886)

Net deferred tax asset (liability)	$—	$25,805

The valuation allowance of $211.2 million as of December 31, 2000 represents a provision for the uncertainty as to the realization of deferred tax assets, including temporary differences and net operating loss carryforwards. Management believes that based on the losses incurred for the years ended December 31, 2000 and 1999, and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets, and thus a full valuation allowance has been recorded at December 31, 2000. As of December 31, 2000, the Company had approximately $336.4 million of net operating loss carryforwards available to reduce future income taxes. The carryforward periods expire in years 2010 through 2020. The Company has federal Alternative Minimum Tax ("AMT") credit carryforwards of $3.0 million which are available to reduce future regular taxes in excess of AMT. These credits have no expiration date. The Company may realize tax benefits as a result of the exercise of certain employee stock options. For financial reporting purposes, any reduction in income tax obligations as a result of these tax benefits is credited to shareholder equity.

18.  SHAREHOLDERS' EQUITY

Preferred Stock

At December 31, 2000, the Company was authorized to issue 25,000,000 shares of preferred stock in one or more series. With the exception of 2,119,737 shares which have been designated as "Series A Redeemable Preferred Stock" but have not been issued, the Board of Directors has authority to designate the preferences, special rights, limitations or restrictions of such shares. The Company issued and sold a total of 2,380,263 shares of Series A Redeemable Preferred Stock in connection with the Reel.com acquisition. These shares were converted into Common Stock on a one-for-one basis upon shareholder approval on December 30, 1998, and were thereupon restored to the status of authorized but undesignated and unissued shares of preferred stock.

Common Stock

On January 24, 2000, the Company issued to Rentrak Corporation 200,000 shares of common stock as part of a litigation settlement.

During 1998, the Company repurchased 850,000 Common Shares on the open market for $10.5 million.

In October 1998, the Company exchanged and sold a total of 8,362,800 shares of its Common Stock in connection with the acquisition of Reel.com as discussed in Note 10. This amount includes the Preferred Shares converted to Common Stock discussed above.

19.  STOCK OPTION PLANS

In general, the Company's stock option plans provide for the granting of options to purchase Company shares at the market price of such shares as of the option grant date. The options generally have a nine year term and become exercisable on a pro rata basis over five years. The Company adopted stock option plans in 1993 and 1997 providing for the granting of non-qualified stock options, stock appreciation rights, bonus rights and other incentive grants to employees up to an aggregate of 10,000,000 shares of common stock. The 1997 plan provides for the granting of nonqualified stock options to employees up to an aggregate of 2,000,000 shares of common stock. The Company granted non-qualified stock options pursuant to the 1993 and the 1997 Plans totaling 2,512,650, 2,804,925 and 5,347,269 in 2000, 1999 and 1998, respectively.

The Company has elected to follow APB No. 25; "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Pro forma information regarding net income per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement.

The fair value of these options was estimated at the date of grant using Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998:

	2000	1999	1998

Risk free interest rate	4.87%	6.33%	4.5%
Expected dividend yield	0%	0%	0%
Expected lives	5 years	5 years	5 years
Expected volatility	98%	85%	75%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion the existing available models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

Using the Black-Scholes option valuation model, the weighted average grant date value of options granted during 2000, 1999 and 1998 (excluding the options assumed in connection with the Reel.com acquisition) was $5.32, $9.95, and $6.77 per option, respectively. Options issued in connection with the Reel.com acquisition totaled 958,568 and had an aggregate fair market value of $10.8 million at the closing date using the Black-Scholes option valuation model.

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period. The value of options issued in connection with the Reel.com acquisition are excluded from the pro forma disclosure as the value of these options was part of the acquisition purchase price.

The Company's pro forma information is as follows:

	December 31,
	2000		1999		1998
	Reported	Pro Forma	Reported	Pro Forma	Reported	Pro Forma

Net income (loss)	$(530,040)	$(538,886)	$(51,302)	$(57,665)	$(50,464)	$(53,583)
Earnings (loss) per Share:
Basic	(11.48)	(11.68)	(1.13)	(1.26)	(1.30)	(1.38)
Diluted	(11.48)	(11.68)	(1.13)	(1.26)	(1.30)	(1.38)

Due to the Company's loss in 2000, 1999 and 1998, a calculation of earnings per share assuming dilution is not required. In 2000, 1999 and 1998 dilutive securities consisting of options convertible into 5.4 million, 8.2 million and 7.5 million shares of common stock, respectively, were excluded from the form the reported and pro forma calculations due to the net loss in each year.

A summary of the Company's stock option activity and related information for 2000, 1999 and 1998 is as follows (in thousands, except per share amounts):

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 1997	5,138	$12.09
Granted(1)	5,347	8.55
Exercised	(633)	7.39
Cancelled	(2,392)	13.79

Outstanding at December 31, 1998	7,460	9.40
Granted	2,805	14.05
Exercised	(889)	5.24
Cancelled	(1,189)	9.13

Outstanding as December 31, 1999	8,187	11.49
Granted	2,511	7.01
Exercised	(226)	3.52
Cancelled	(5,050)	11.81

Outstanding as December 31, 2000	5,422	$9.45

(1)
Includes 958,568 stock options issued in connection with the Reel.com acquisition. See Note 10.

A summary of options outstanding and exercisable at December 31, 2000 is as follows (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

$0.56 - $6.50	565	4.67	$4.55	350	$5.12
6.84 - 9.25	2,524	7.29	7.41	491	8.07
9.50 - 10.44	851	6.71	9.97	336	9.97
10.50 - 15.00	961	6.68	12.32	371	12.23
15.06 - 28.625	521	5.01	18.52	315	18.53

	5,422	6.60	$9.45	1,863	$10.46

In the first quarter of 2000, the Company granted stock options to approximately fifty key employees. The grants were for the same number of shares issued to these employees prior to January 1, 2000. In the third quarter of 2000, the Company canceled the stock options that were issued prior to January 1, 2000 for the fifty employees. The grant and cancellation of the same number of options for these employees resulted in variable accounting treatment for the related options for 850,000 shares of the Company's common stock.

Variable accounting treatment will result in unpredictable stock-based compensation dependent on fluctuations in quoted prices for the Company's common stock.

20.  EARNINGS PER SHARE

A reconciliation of the basic and diluted per share computations for 2000, 1999 and 1998 is as follows (in thousands, except per share data):

	2000
	Income (Loss)	Weighted Average Shares	Per Share Amount

Loss per common share	$(530,040)	46,151	$(11.48)
Effect of dilutive securities:
Stock options	—	—	—

Loss per share assuming dilution	$(530,040)	46,151	$(11.48)

	1999
	Income (Loss)	Weighted Average Shares	Per Share Amount

Loss before cumulative effect adjustment	$(49,858)	45,592	$(1.09)
Cumulative effect of a change in accounting principle, net of tax	(1,444)	—	(0.04)

Loss per common share	$(51,302)	45,592	$(1.13)
Effect of dilutive securities:
Stock options	—	—	—

Loss per share assuming dilution	$(51,302)	45,592	$(1.13)

	1998
	Income (Loss)	Weighted Average Shares	Per Share Amount

Loss per common share	$(50,464)	38,844	$(1.30)
Effect of dilutive securities:
Stock options	—	—	—

Loss per share assuming dilution	$(50,464)	38,844	$(1.30)

Due to the Company's loss in 2000, 1999 and 1998, a calculation of earnings per share assuming dilution is not required. In 2000, 1999 and 1998 dilutive securities consisting of options convertible into 5.4 million, 8.2 million and 7.5 million shares of common stock, respectively, were excluded from the calculation due to the net loss in each year.

21.  SPECIAL AND/OR UNUSUAL ITEMS

The Company incurred the following special and/or unusual charges in 2000, 1999 and 1998.

2000

On June 12, 2000, the Company announced that it would close down the e-commerce business at Reel.com. As a result, the Company recorded a total charge of $67.7 million, of which $46.9 million was classified as a restructuring charge on the consolidated statement of operations and $20.8 million was included in cost of product sales (Note 11).

Effective October 1, 2000, the Company changed several estimates regarding useful lives and salvage values on various types of rental inventory. As a result, the Company recorded a charge of $164.3 million to cost of rental on the consolidated statement of operations (Note 4).

In the fourth quarter of 2000, the Company developed a plan to close a group of stores by the end of 2001. The assets associated with each identified store were removed from the books and estimated closing costs were accrued resulting in a $16.9 million charge (Note 7).

In accordance with FASB Statement No. 121, the Company recorded a $74.3 million charge to properly value long-lived assets at several stores (Note 8). The charge included $30 million of goodwill, classified as amortization of intangibles on the consolidated statement of operations, and $44.3 million of property and equipment, classified as operating and selling.

1999

The Company recorded at 23.1 million charge in connection with a legal settlement with Rentrak Corporation. On January 24, 2000, the Company and Rentrak Corporation reached a settlement of their dispute concerning revenue sharing videocassettes Rentrak had provided to the Company. The settlement agreement resolves all disputes between the companies and dismisses all claims against the Company. The settlement included $8.0 million in cash to cover outstanding invoices and consideration for business disruption to Rentrak; $6.0 million to cover Rentrak's legal fees and costs; and finally, the Company issued 200,000 shares of its common stock to Rentrak. Additionally, the Company also incurred $5.8 million in legal fees related to the lawsuit.

On November 1, 1999, the Company and Twentieth Century Fox Home Entertainment reached a settlement of their dispute. Fox had filed suit alleging fraud and interference with Fox's contract with Rentrak. The Company incurred $2.3 million in settlement and related legal costs.

1998

The Company recorded a $99.9 million charge related to the valuation of its rental inventory (Note 5). In addition, the Company wrote off $1.9 million related to purchased research and development costs associated with the Reel.com acquisition (Note 10).

22.  COMMITMENTS AND CONTINGENCIES

During 1999, the Company was named as a defendant in three complaints which have been coordinated into a single class action entitled California Exemption Cases, Case No. CV779511, in the Superior Court of the State of California in and for the County of Santa Clara. The plaintiffs are seeking to certify a class made up of certain exempt employees, which they claim are owed overtime payments in certain stores in California. The case is in the early stages of discovery. A class has not been certified. The Company believes it has provided adequate reserves in connection with this claim and intends to vigorously defend the action.

On November 15, 2000, 3PF, a subsidiary of Rentrak Corporation filed a demand for arbitration with the American Arbitration Association, Case No. 75 181 00413 00 GLO against the Company and Reel.com, Inc. ("Reel"). 3PF and Reel entered into a Warehousing and Distribution Agreement on February 7, 2000. 3PF has alleged that Reel is in default under the Agreement, has failed to perform material obligations under the Agreement, and has failed to pay amounts due 3PF. 3PF seeks to recover approximately $4.8 million and consequential damages. The case is in the early stages of discovery. The Company believes it has provided adequate reserves in connection with this claim and intends to vigorously defend the action.

The Company is party to various claims, disputes, legal actions and other proceedings involving contracts, employment and various other matters. The Company has provided reserves for these matters in an amount such that, in the opinion of management, the outcome of these matters should not have a material adverse effect on the consolidated financial condition of the Company.

23.  SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 131 in 1998.

The Company identifies its segments based on management responsibility. The Company operated two segments during the first six months of the current year, the Hollywood Video segment, consisting of the Company's 1,818 retail stores located in 47 states, and the Reel.com segment, primarily an e-commerce company specializing in movies. During the current year second quarter, the Company announced the discontinuation of e-commerce operations at Reel.com. This resulted in a restructuring charge detailed in (Note 11). All assets of Reel.com were transferred to the Hollywood Video segment on June 12, 2000. The Company measures segment profit as operating profit, which is defined as income (loss) before interest expense and income taxes. Information on segments and a reconciliation to operating income (loss) are as follows (in thousands):

	Year Ended December 31, 2000
	Hollywood Video	Reel.com	Total

Revenues	$1,269,957	$26,280	$1,296,237
Tape amortization(1)	176,459	110	176,569
Other depreciation and Amortization(2)	77,102	23,492	100,594
Gross profit	529,961	(18,974)	510,987
Operating income (loss)	(315,238)	(121,083)	(436,321)
Interest expense, net	57,861	4,266	62,127
Total assets	665,114	—	665,114
Purchase of property and equipment, net	76,121	1,518	77,639
	Year Ended December 31, 1999
	Hollywood Video	Reel.com	Total

Revenues	$1,054,879	$41,962	$1,096,841
Tape amortization	107,127	450	107,577
Other depreciation and amortization	64,078	51,187	115,265
Gross profit	665,348	(2,387)	662,961
Operating income (loss)	96,025	(98,538)	(2,513)
Interest expense, net	41,042	4,435	45,477
Total assets	983,887	69,404	1,053,291
Purchase of property and equipment, net	108,804	3,454	112,258
	Year Ended December 31, 1998
	Hollywood Video	Reel.com	Total

Revenues	$756,658	$7,250	$763,908
Tape amortization	135,093	191	135,284
Other depreciation and amortization	47,592	12,511	60,103
Gross profit	404,210	121	404,331
Operating income (loss)	(14,527)	(21,924)	(36,451)
Interest expense, net	33,048	166	33,214
Total assets	842,212	94,118	936,330
Purchase of property and equipment, net	131,364	758	132,122

(1)
Excludes the $164.3 million charge for amortization policy change in estimate (Note 4).
(2)
Excludes the $74.3 million charge for the impairment of long-lived assets (Note 8).

24.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is as follows (in thousands, except per share data):

	Quarter Ended
	March	June	September	December

2000
Total revenue	$335,322	$322,636	$306,532	$331,747
Gross profit	196,754	174,023	192,083	(51,873)
Income (loss) from operations	2,735	(70,074)	18,439	(387,421)
Net income (loss)	(12,163)	(63,044)	716	(455,549)
Net income (loss) per share:
Basic	(0.26)	(1.37)	0.02	(9.85)
Diluted	(0.26)	(1.37)	0.02	(9.85)
1999
Total revenue
As previously reported	$266,529	$250,368	$266,319
Adjustments(1)	(404)	(905)	(652)

As adjusted	$266,125	$249,463	$265,667	$315,586

Gross profit:
As previously reported	$166,581	$155,382	$165,177
Adjustments(1)	(371)	(1,002)	(873)

As adjusted	$166,210	$154,380	$164,304	$178,067

Income from operations
As previously reported	$13,390	$5,707	$1,016
Adjustments(1)	204	(1,106)	(1,375)

As adjusted	$13,594	$4,601	$(359)	$(20,349)

Net income (loss)
As previously reported	$(4,221)	$(8,329)	$(11,622)
Adjustments(1)	204	(1,106)	(1,375)

As adjusted	$(4,017)	$(9,435)	$(12,997)	$(24,853)

Net income (loss) per share:
Basic
As previously reported	$(0.09)	$(0.18)	$(0.25)
Adjustments(1)	0.00	(0.03)	(0.03)

As adjusted	$(0.09)	$(0.21)	$(0.28)	$(0.54)

Net income (loss) per share:
Diluted
As previously reported	$(0.09)	$(0.18)	$(0.25)
Adjustments(1)	0.00	(0.03)	(0.03)

As adjusted	$(0.09)	$(0.21)	$(0.28)	$(0.54)

1998
Total revenue	$169,952	$166,731	$184,072	$243,153
Gross profit	115,210	109,727	123,396	55,998
Income (loss) from operations	19,797	17,403	18,982	(92,633)
Net income (loss)	7,663	5,654	6,082	(69,863)
Net income (loss) per share:
Basic	0.21	0.15	0.16	(1.56)
Diluted	0.21	0.15	0.16	(1.56)

(1)
During the fourth quarter of 1999, the Reel.com segment of the Company recorded adjustments primarily related to advertising revenue and product development costs. The impact of these changes, including related income tax effects, was to increase previously reported net income by $204,000 for the quarter ended March 31, 1999 and to decrease net income by $1,106,000 and $1,375,000 for the quarters ended June 30, 1999 and September 30, 1999, respectively.

25.  SUBSEQUENT EVENTS

On January 25, 2001, the Compensation Committee of the Board of Directors of the Company unanimously approved an employment agreement between the Company and Mark J. Wattles as President and Chief Executive Officer. Pursuant to the terms of the agreement, Mr. Wattles received a grant of 3 million shares of common stock on January 25, 2001. On the date of the grant, the shares had a market value of $3.27 million.

A special meeting of the Company's shareholders was held on March 29, 2001. The meeting was called to vote upon the adoption of the Company's 2001 Stock Incentive Plan (the "Plan"), which was approved by the Board of Directors effective January 25, 2001, and included the reservation of 9 million shares of Common Stock for issuance under the Plan. The proposal was approved by the shareholders. Pursuant to the Plan, options to purchase approximately 7.5 million shares of the Company's stock were granted to existing officers.

26.  SUBSEQUENT EVENT: CHANGE IN MATURITY OF LONG-TERM OBLIGATIONS

On June 5, 2001, the Company amended its revolving credit facility. The amendment extends the maturity of the facility from September 5, 2002 to December 23, 2003, and creates a new amortization payment schedule. The new amortization payment schedule on the $250 million outstanding on June 30, 2001 is as follows (in thousands):

	After Amendment	Prior to Amendment

Second Quarter 2001	—	62,500
Third Quarter 2001	—	37,500
Fourth Quarter 2001	8,500	37,500
First Quarter 2002	20,000	37,500
Second Quarter 2002	20,000	37,500
Third Quarter 2002	20,000	37,500
Fourth Quarter 2002	40,000	—
First Quarter 2003	25,000	—
Second Quarter 2003	25,000	—
Third Quarter 2003	25,000	—
Fourth Quarter 2003	66,500	—

	250,000	250,000

Consideration paid to the lenders to complete the amendment was an up-front fee of 1.5% of the outstanding principal balance on June 5, 2001. The interest rate is set at LIBOR plus 5.0% and will step down if certain performance targets are met.

27.  CONSOLIDATING FINANCIAL STATEMENTS

Hollywood Entertainment Corporation (HEC) had only one wholly owned subsidiary as of December 31, 2000, Hollywood Management Company (HMC). HMC may in the future become a guarantor of certain indebtedness of HEC. HEC previously had a wholly owned subsidiary named Reel.com (Reel) that was merged with and into HEC in June 2000. The consolidating condensed financial statements below present the results of operations and financial position of the subsidiaries of the Company.

Consolidating Condensed Balance Sheet
December 31, 2000
(in thousands)

	HEC	HMC	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$1,915	$1,353	$—	$3,268
Accounts receivable	19,205	379,665	(375,040)	23,830
Merchandise inventories	54,201	—	—	54,201
Prepaid expenses and other current assets	8,169	1,930	—	10,099
Total current assets	83,490	382,948	(375,040)	91,398
Rental inventory, net	168,462	—	—	168,462
Property & equipment, net	311,812	11,854	—	323,666
Goodwill, net	69,616	—	—	69,616
Other assets, net	11,453	4,527	(4,008)	11,972
Total Assets	$644,833	$399,329	$(379,048)	$665,114
LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)
Current maturities of long-term obligations	$261,164	$—	$—	$261,164
Accounts payable	375,040	169,503	(375,040)	169,503
Accrued expenses	6,049	108,584	—	114,633
Accrued revenue sharing	—	30,855	—	30,855
Accrued interest	—	11,817	—	11,817
Income taxes payable	—	4,844	—	4,844
Total current liabilities	642,253	325,603	(375,040)	592,816
Long-term obligations, less current portion	275,237	—	—	275,237
Other liabilities	19,438	—	—	19,438
Total liabilities	936,928	325,603	(375,040)	887,491
Preferred stock
Common stock	365,441	4,008	(4,008)	365,441
Retained earnings (accumulated deficit)	(657,536)	69,718	—	(587,818)
Total shareholders' equity equity (deficit)	(292,095)	73,726	(4,008)	(222,377)
Total liabilities and shareholders equity (deficit)	$644,833	$399,329	$(379,048)	$665,114

Consolidating Condensed Balance Sheet
December 31, 1999
(in thousands)

	HEC	HMC	Reel	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$1,716	$5,173	$52	$—	$6,941
Accounts receivable	60,376	168,410	90	(186,197)	42,679
Merchandise inventories	58,587	—	25,786	—	84,373
Income taxes receivable	—	1,797	—	—	1,797
Prepaid expenses and other current assets	7,771	1,321	1,285	—	10,377
Total current assets	128,450	176,701	27,213	(186,197)	146,167
Rental inventory, net	339,629	—	283	—	339,912
Property & equipment, net	365,701	12,277	4,367	—	382,345
Goodwill, net	107,963	—	37,541	—	145,504
Investment in subsidiary	96,641	—	—	(96,641)	—
Deferred income tax asset	25,805	—	—	—	25,805
Other assets, net	13,558	—	—	—	13,558
Total Assets	$1,077,747	$188,978	$69,404	$(282,838)	$1,053,291
LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)
Current maturities of long-term obligations	$14,493	$—	$—	$—	$14,493
Accounts payable	154,638	76,632	66,505	(186,197)	111,578
Accrued expenses	2,176	54,565	7,825	—	64,566
Accrued revenue sharing	—	9,402	—	—	9,402
Accrued interest	—	11,865	—	—	11,865
Total current liabilities	171,307	152,464	74,330	(186,197)	211,904
Long-term obligations, less current portion	519,413	—	—	—	519,413
Other liabilities	17,445	—	—	—	17,445
Total liabilities	708,165	152,464	74,330	(186,197)	748,762
Preferred stock
Common stock	362,307	—	—	—	362,307
Retained earnings (accumulated deficit)	7,275	36,514	(101,567)	—	(57,778)
Additional paid in capital			96,641	(96,641)	—
Total shareholders' equity equity (deficit)	369,582	36,514	(4,926)	(96,641)	304,529
Total liabilities and shareholders equity (deficit)	$1,077,747	$188,978	$69,404	$(282,838)	$1,053,291

Consolidating Condensed Statement of Operations
Twelve months ended December 31, 2000
(in thousands)

	HEC	HMC	Reel	Eliminations	Consolidated

Revenue	$1,272,832	$134,253	$26,280	$(137,128)	$1,296,237
Cost of revenue	739,996	—	45,254	—	785,250
Gross profit	532,836	134,253	(18,974)	(137,128)	510,987
Operating costs & expenses:
Operating and selling	655,164	30,822	27,445	—	713,431
General & administrative	164,904	77,327	5,139	(137,128)	110,242
Restructuring charges:
Closure of Internet business	—	—	46,862	—	46,862
Store closures	16,859	—	—	—	16,859
Amortization of intangibles	37,163	88	22,663	—	59,914
Income (loss) from operations	(341,254)	26,016	(121,083)	—	(436,321)
Interest income	—	26,689	—	(26,514)	175
Interest expense	(84,550)	—	(4,266)	26,514	(62,302)
Income (loss) before income taxes	(425,804)	52,705	(125,349)	—	(498,448)
(Provision for) income taxes	(1,061)	(19,501)	(11,030)	—	(31,592)
Net income (loss)	$(426,865)	$33,204	$(136,379)	$—	$(530,040)

Consolidating Condensed Statement of Operations
Twelve months ended December 31, 1999
(in thousands)

	HEC	HMC	Reel	Eliminations	Consolidated

Revenue	$1,057,754	$61,333	$41,962	$(64,208)	$1,096,841
Cost of revenue	389,531	—	44,349	—	433,880
Gross profit	668,223	61,333	(2,387)	(64,208)	662,961
Operating costs & expenses:
Operating and selling	478,879	4,936	38,867	—	522,682
General & administrative	110,510	32,310	7,261	(64,208)	85,873
Amortization of intangibles	6,896	—	50,023	—	56,919
Income (loss) from operations	71,938	24,087	(98,538)	—	(2,513)
Interest income	—	11,627	—	(11,413)	214
Interest expense	(52,669)	—	(4,435)	11,413	(45,691)
Income (loss) before income taxes & cumulative effect adjustment	19,269	35,714	(102,973)	—	(47,990)
(Provision for) benefit from income taxes	(9,054)	(13,214)	20,400	—	(1,868)
Income (loss) before cumulative effect of a change in accounting principle	10,215	22,500	(82,573)	—	(49,858)
Cumulative effect of a change in accounting principle (net of income tax benefit of $983)	—	(1,444)	—	—	(1,444)
Net income (loss)	$10,215	$21,056	$(82,573)	$—	$(51,302)

Consolidating Condensed Statement of Operations
Twelve months ended December 31, 1998
(in thousands)

	HEC	HMC	Reel	Eliminations	Consolidated

Revenue	$759,533	$46,300	$7,250	$(49,175)	$763,908
Cost of revenue	352,448	—	7,129	—	359,577
Gross profit	407,085	46,300	121	(49,175)	404,331
Operating costs & expenses:
Operating and selling	369,658	7,440	5,630	—	382,728
General & administrative	63,766	20,981	1,971	(49,175)	37,543
Amortization of intangibles	6,067	—	12,544	—	18,611
Purchased in-process research & development	—	—	1,900	—	1,900
Income (loss) from operations	(32,406)	17,879	(21,924)	—	(36,451)
Interest income	—	6,657	—	(6,516)	141
Interest expense	(39,705)	—	(166)	6,516	(33,355)
Income (loss) before income taxes	(72,111)	24,536	(22,090)	—	(69,665)
(Provision for) benefit from income taxes	25,183	(9,078)	3,096	—	19,201
Net income (loss)	$(46,928)	$15,458	$(18,994)	$—	$(50,464)

Consolidating Condensed Statement of Cash Flows
Twelve months ended December 31, 2000
(in thousands)

	HEC	HMC	Reel	Consolidated

Operating activities:
Net income (loss)	$(426,865)	$33,204	$(136,379)	$(530,040)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation & amortization	489,488	5,349	23,602	518,439
Non-cash asset write downs	30,548	3,838	25,509	59,895
Tax benefit from exercise of stock options	63	—	—	63
Change in deferred rent	1,993	—	—	1,993
Change in deferred income taxes	25,805	—	—	25,805
Net change in operating assets & liabilities	121,373	(36,928)	88,271	172,716
Cash provided by operating activities	242,405	5,463	1,003	248,871
Investing activities:
Purchases of rental inventory, net	(176,926)	—	173	(176,753)
Purchase of property & equipment, net	(67,735)	(8,676)	(1,228)	(77,639)
Increase in intangibles & other assets	(823)	(607)	—	(1,430)
Cash used in investing activities	(245,484)	(9,283)	(1,055)	(255,822)
Financing activities:
Proceeds from the sale of common stock, net	—	—	—	—
Issuance of long-term obligations	12,511	—	—	12,511
Repayments of long-term obligations	(15,016)	—	—	(15,016)
Proceeds from exerciseof stock options	783	—	—	783
Increase in revolving loan, net	5,000	—	—	5,000
Cash provided by financing activities	3,278	—	—	3,278
Increase (decrease) in cash and cash equivalents	199	(3,820)	(52)	(3,673)
Cash and cash equivalents at beginning of year	1,716	5,173	52	6,941
Cash and cash equivalents at end of year	$1,915	$1,353	$—	$3,268

Consolidating Condensed Statement of Cash Flows
Twelve months ended December 31, 1999
(in thousands)

	HEC	HMC	Reel	Consolidated

Operating activities:
Net income (loss)	$10,215	$21,056	$(82,573)	$(51,302)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation & amortization	169,402	3,739	51,637	224,778
Non-cash asset write downs	—	1,444	—	1,444
Tax benefit from exercise of stock options	3,848	—	—	3,848
Change in deferred rent	3,565	—	—	3,565
Change in deferred income taxes	(1,545)	—	—	(1,545)
Net change in operating assets & liabilities	(22,489)	(15,007)	33,859	(3,637)
Cash provided by operating activities	162,996	11,232	2,923	177,151
Investing activities:
Purchases of rental inventory, net	(185,638)	—	(239)	(185,877)
Purchase of property & equipment, net	(100,573)	(8,231)	(3,454)	(112,258)
Investment in businesses acquired	(17,434)	—	—	(17,434)
Increase in intangibles & other assets	(5,119)	—	350	(4,769)
Cash used in investing activities	(308,764)	(8,231)	(3,343)	(320,338)
Financing activities:
Proceeds from the sale of common stock, net	—	—	—	—
Issuance of long-term obligations	90,162	—	—	90,162
Repayments of long-term obligations	(8,401)	—	—	(8,401)
Repurchase of common stock	—	—	—	—
Proceeds from exercise of stock options	4,392	—	—	4,392
Increase in revolving loan, net	60,000	—	—	60,000
Cash provided by financing activities	146,153	—	—	146,153
Increase (decrease) in cash and cash equivalents	385	3,001	(420)	2,966
Cash and cash equivalents at beginning of year	1,331	2,172	472	3,975
Cash and cash equivalents at end of year	$1,716	$5,173	$52	$6,941

Consolidating Condensed Statement of Cash Flows
Twelve months ended December 31, 1998
(in thousands)

	HEC	HMC	Reel	Consolidated

Operating activities:
Net income (loss)	$(46,928)	$15,458	$(18,994)	$(50,464)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation & amortization	183,374	773	12,702	196,849
Non-cash asset write downs	99,910	—	1,900	101,810
Tax benefit from exercise of stock options	2,563	—	—	2,563
Change in deferred rent	3,961	—	—	3,961
Change in deferred income taxes	(27,236)	—	—	(27,236)
Net change in operating assets & liabilities	19,036	(5,501)	5,623	19,158
Cash provided by operating activities	234,680	10,730	1,231	246,641
Investing activities:
Purchases of rental inventory, net	(265,157)	—	(1)	(265,158)
Purchase of property & equipment, net	(122,806)	(8,558)	(758)	(132,122)
Investment in businesses acquired	(40,804)	—	—	(40,804)
Increase in intangibles & other assets	(327)	—	—	(327)
Cash used in investing activities	(429,094)	(8,558)	(759)	(438,411)
Financing activities:
Proceeds from the sale of common stock, net	45,398	—	—	45,398
Issuance of long-term obligations	—	—	—	—
Repayments of long-term obligations	(2,429)	—	—	(2,429)
Repurchase of common stock	(10,510)	—	—	(10,510)
Proceeds from exercise of stock options	4,376	—	—	4,376
Increase in revolving loan, net	155,001	—	—	155,001
Cash provided by financing activities	191,836	—	—	191,836
Increase (decrease) in cash and cash equivalents	(2,578)	2,172	472	66
Cash and cash equivalents at beginning of year	3,909	—	—	3,909
Cash and cash equivalents at end of year	$1,331	$2,172	$472	$3,975

HOLLYWOOD ENTERTAINMENT CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	September 30, 2001	December 31, 2000

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,886	$3,268
Receivables	25,701	23,830
Merchandise inventories	56,394	54,201
Prepaid expenses and other current assets	11,524	10,099

Total current assets	112,505	91,398
Rental inventory, net	159,683	168,462
Property and equipment, net	283,220	323,666
Goodwill, net	66,114	69,616
Other assets, net	13,680	11,972

	$635,202	$665,114

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Current maturities of long-term obligations	$73,422	$261,164
Accounts payable	128,789	169,503
Accrued expenses	112,092	114,633
Accrued revenue sharing	33,819	30,855
Accrued interest	7,737	11,817
Income taxes payable	4,605	4,844

Total current liabilities	360,464	592,816
Long-term obligations, less current portion	445,823	275,237
Other liabilities	19,082	19,438

	825,369	887,491

Shareholders' deficit:
Preferred stock, 25,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, 100,000,000 shares authorized; 49,336,765 and 46,247,599 shares issued and outstanding, respectively	374,080	365,441
Unearned compensation	(2,114)	—
Accumulated deficit	(562,133)	(587,818)

Total shareholders' deficit	(190,167)	(222,377)

	$635,202	$665,114

The accompanying notes are an integral part of this financial statement

HOLLYWOOD ENTERTAINMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000

REVENUE:
Rental revenue	$288,398	$262,077	$852,169	$796,429
Product sales	56,516	44,455	160,062	168,061

	344,914	306,532	1,012,231	964,490
COST OF REVENUE:
Cost of rental	93,602	82,695	294,588	253,556
Cost of product	39,707	31,754	110,995	148,074

	133,309	114,449	405,583	401,630

GROSS MARGIN	211,605	192,083	606,648	562,860
OPERATING COSTS AND EXPENSES:
Operating and selling	156,706	155,998	462,903	480,685
General and administrative	23,313	15,832	70,781	54,430
Restructuring charge for closure of internet business	—	—	—	48,548
Amortization of intangibles	1,276	1,814	3,781	28,097

	181,295	173,644	537,465	611,760

INCOME (LOSS) FROM OPERATIONS	30,310	18,439	69,183	(48,900)
Non-operating income (expense):
Interest income	131	40	318	142
Interest expense	(14,733)	(17,275)	(43,261)	(46,892)

Income (loss) before income taxes	15,708	1,204	26,240	(95,650)
Benefit from (provision for) income taxes	(334)	(488)	(555)	21,159

NET INCOME (LOSS)	$15,374	$716	$25,685	$(74,491)

Net income (loss) per share:
Basic	$0.31	$0.02	$0.52	$(1.62)
Diluted	$0.28	$0.02	$0.50	$(1.62)
Weighted average shares outstanding:
Basic	49,311	46,207	49,006	46,119
Diluted	54,984	46,483	51,836	46,119

The accompanying notes are an integral part of this financial statement.

HOLLYWOOD ENTERTAINMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2001	2000

OPERATING ACTIVITIES:
Net income (loss)	$25,685	$(74,491)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	185,919	168,727
Amortization of deferred financing costs	2,553	1,934
Tax benefit from exercise of stock options	—	63
Change in deferred rent	(356)	1,791
Change in deferred income taxes	—	(22,227)
Net asset write down for closure of internet business	—	40,087
Non-cash stock compensation	6,147	—
Net change in operating assets and liabilities:
Receivables	(1,871)	1,181
Merchandise inventories	(2,193)	(3,279)
Accounts payable	(40,714)	36,522
Accrued interest	(4,080)	(6,215)
Accrued revenue sharing	2,964	11,334
Other current assets and liabilities	(4,250)	516

Cash provided by operating activities	169,804	155,943

INVESTING ACTIVITIES:
Purchases of rental inventory, net	(126,691)	(130,331)
Purchases of property and equipment, net	(6,222)	(71,464)
Increase in intangibles and other assets	(4,495)	(13,187)

Cash used in investing activities	(137,408)	(214,982)

FINANCING ACTIVITIES:
Issuance of long-term obligations	—	12,511
Repayments of long-term obligations	(12,156)	(11,106)
Proceeds from exercise of stock options	378	782
Increase (decrease) in revolving loan, net	(5,000)	60,000

Cash provided by (used in) financing activities	(16,778)	62,187

INCREASE IN CASH AND CASH EQUIVALENTS	15,618	3,148
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,268	6,941

CASH AND CASH EQUIVALENTS AT END OF THE THIRD QUARTER	$18,886	$10,089

NON-CASH FINANCING ACTIVITIES
Issuance of common stock as part of a legal settlement agreement	$—	$2,288

The accompanying notes are an integral part of this financial statement.

HOLLYWOOD ENTERTAINMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although, the Company believes that the disclosures made are adequate to make the information presented not misleading. The information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented, and which are of a normal, recurring nature. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000, filed with the Securities and Exchange Commission. Results of operations for interim periods may not necessarily be indicative of the results that may be expected for the full year or any other period.

(1) Accounting Policies

The consolidated financial statements included herein have been prepared in accordance with the accounting policies described in Note 1 to the December 31, 2000 audited consolidated financial statements included in the Company's Annual Report on Form 10-K/A. Certain prior year amounts have been reclassified to conform to the presentation used for the current year. These reclassifications had no impact on previously reported net loss or shareholders' deficit.

In the first quarter of 2001 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" issued by the Financial Accounting Standards Board(FASB) on June 15, 1998. The adoption of SFAS No. 133 did not have an effect on the Company's results of operations or its financial position.

In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statements Nos. 141 and 142 (SFAS 141 and SFAS 142), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 142 on January 1, 2002, the beginning of fiscal 2002. In connection with the adoption of SFAS 142, the Company will be required to perform a transitional goodwill impairment assessment. The Company has not yet determined the impact these standards will have on its results of operations and financial position.

On October 3, 2001, the FASB issued Statement of Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supercedes FAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business. FAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, FAS 144 expands the scope of discontinued

operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. FAS 144 is effective for the Company for all financial statements issued beginning January 1, 2002.

(2) Statements of Changes in Shareholders' Deficit

An analysis of the shareholders' deficit amounts for the nine months ended September 30, 2001 is as follows (in thousands, except share amounts):

	Common Stock
			Unearned Compensation	Accumulated Deficit
	Shares	Amount			Total
Balance at 12/31/2000	46,247,599	$365,441	—	$(587,818)	$(222,377)

Issuance of common stock:
Compensation grant	3,000,000	$3,281	—	—	$3,281
Stock options exercised	89,166	378	—	—	378
Stock compensation	—	4,980	$(2,114)	—	2,866
Net income	—	—	—	25,685	25,685

Balance at 9/30/2001	49,336,765	$374,080	$(2,114)	$(562,133)	$(190,167)

(3) Operating Leases

The Company leases all of its stores, corporate offices, distribution centers and zone offices under non-cancelable operating leases. All of the Company's stores have an initial operating lease term of five to fifteen years and most have options to renew for between five and fifteen additional years. Rent expense was $52.9 million and $159.0 million for the three months ended September 30, 2001 and nine months ended September 30 2001, respectively, compared with $52.5 million, and $152.9 for the corresponding periods of the prior year. Most operating leases require payment of additional occupancy costs including property taxes, utilities, common area maintenance and insurance. These additional occupancy costs were $10.3 million and $30.7 million for the three months ended September 30, 2001 and nine months ended September 30 2001, respectively, compared with $9.5 million, and $28.0 for the corresponding periods of the prior year.

(4) Long-term Obligations

On June 5, 2001, the Company amended its revolving credit facility. The amendment extends the maturity of the facility from September 5, 2002 to December 23, 2003, and creates a new amortization payment schedule. The new amortization payment schedule on the $240 million outstanding on September 30, 2001 is as follows (in thousands):

	After Amendment	Prior to Amendment
Fiscal 2001	—	127,500
First Quarter 2002	18,500	37,500
Second Quarter 2002	20,000	37,500
Third Quarter 2002	20,000	37,500
Fourth Quarter 2002	40,000	—
First Quarter 2003	25,000	—
Second Quarter 2003	25,000	—
Third Quarter 2003	25,000	—
Fourth Quarter 2003	66,500	—

	240,000	240,000

Consideration paid to the lenders to complete the amendment was an up-front fee of 1.5% of the outstanding principal balance on June 5, 2001. The interest rate is set at LIBOR plus 5.0% and will step down if certain performance targets are met.

The Company had the following long-term obligations as of September 30, 2001 and as of December 31, 2000 (in thousands):

	September 30, 2001	December 31, 2000
Senior subordinated notes *	$250,000	$250,000
Borrowings under revolving credit facility	240,000	245,000
Obligations under capital leases	29,245	41,396
Other	—	5

	519,245	536,401
Current portions:
Credit facility	58,500	245,000
Capital leases	14,922	16,164

	73,422	261,164

Total long-term obligations net of current portion	$445,823	$275,237

*
Coupon payments at 10.625% are due semi-annually in February and August of each year. The principal amount is due in August 2004.

(5) Earnings per Share

Basic earnings per share are calculated based on income available to common shareholders and the weighted-average number of common shares outstanding during the reported period. Diluted earnings per share includes additional dilution from the effect of potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options, warrants outstanding and the conversion of debt.

The following tables are a reconciliation of the basic and diluted earnings per share computations: (In thousands, except per share amounts)

	Three Months Ended September 30,
	2001			2000
	Net Income	Shares	Per Share Amounts	Net Income	Shares	Per Share Amounts
Basic income per share:	$15,374	49,311	$0.31	$716	46,207	$.02
Effect of dilutive securities:
Stock options	—	5,673		—	276

Diluted income per share:	$15,374	54,984	$0.28	$716	46,483	$.02

Antidilutive stock options excluded from the calculation of diluted income (loss) per share were 1.7 million shares and 5.5 million shares in the three months ended September 30, 2001 and 2000, respectively.

	Nine Months Ended September 30,
	2001			2000
	Net Income	Shares	Per Share Amounts	Loss	Shares	Per Share Amounts
Basic income (loss) per share:	$25,685	49,006	$0.52	$(74,491)	46,119	$(1.62)
Effect of dilutive securities:
Stock options	—	2,830		—	—

Diluted income (loss) per share:	$25,685	51,836	$0.50	$(74,491)	46,119	$(1.62)

Antidilutive stock options excluded from the calculation of diluted income (loss) per share were 4.8 million shares and 8.2 million shares in the first nine months of 2001 and 2000, respectively.

(6) Segment Reporting

The Company identifies its segments based on management responsibility. The Hollywood Video segment, which consists of the Company's 1,809 retail stores located in 47 states, was the only segment operated by the Company in the three months ended September 30, 2001 and nine months ended September 30, 2001. The Company operated only the Hollywood Video segment in the three months ended September 30, 2000 and the Hollywood Video segment and one other segment, the Reel.com segment, in the nine months September 30, 2000. The Reel.com segment was primarily an e-commerce company specializing in movies. During the second quarter of 2000, the Company announced the discontinuation of e-commerce operations at Reel.com (see Note 7). All assets of Reel.com were transferred to the Hollywood Video segment on June 12, 2000.

The Company measures segment profit as operating profit, which is defined as income (loss) before interest expense and income taxes. Information on segments and a reconciliation to operating income (loss) are as follows (in thousands):

	Nine Months Ended September 30, 2000
	Hollywood Video	Reel.com	Total
Revenue	$938,210	$26,280	$964,490
Tape depreciation	88,621	110	88,731
Other depreciation and amortization	56,504	23,492	79,996
Gross margin	581,834	(18,974)	562,860
Operating income (loss) *	73,869	(122,769)	(48,900)
Interest expense, net	42,484	4,266	46,750
Total assets	1,119,836	—	1,119,836
Purchases of property and equipment, net	69,946	1,518	71,464

*
Reel.com's operating loss includes a restructuring charge of $69.3 million for discontinued e-commerce operations. The loss also includes $22.7 million in goodwill amortization. Excluding the restructuring charge and goodwill amortization, Reel.com's operating loss would have been $30.8 million for the nine months ended September 30, 2000.

(7) Reel.com Discontinued E-commerce Operations

On June 12, 2000, the Company announced that it would close down the e-commerce business at Reel.com. The Company developed a leading web-site over the seven quarters after Reel.com was purchased in October of 1998, but its business model of rapid customer acquisition led to large operating losses and required significant cash funding. Due to market conditions, the Company was unable to obtain outside financing for Reel.com, and could not justify continued funding from its video store cash flow. On June 13, 2000, the Company terminated employment of approximately 200 of Reel.com's 240 employees, and paid $1.9 million in involuntary termination benefits. The remaining employees have since been terminated or integrated into Hollywood Entertainment.

As a result of the discontinuation of e-commerce operations, the Company recorded a total charge of $69.3 million in the second quarter of 2000, of which $48.5 million was classified as a restructuring charge on the consolidated statement of operations and $20.8 million was included in cost of product sales. In the fourth quarter of 2000, the charge was reduced by $1.6 million to $46.9 million because the Company was able to negotiate termination of certain obligations and lease commitments more favorably than originally anticipated.

The restructuring charge line item included $1.9 million of severance and benefits paid on June 13, 2000, $19.3 million of asset write downs, and $25.7 million of accrued liabilities. The assets written down include the remaining $14.9 million of goodwill associated with the acquisition of Reel.com, and $4.4 million to write down equipment, leasehold improvements, prepaid expenses and accounts receivable to their net realizable values. Amounts accrued include $19.9 million for contractual obligations, lease commitments and anticipated legal claims against the Company and $5.8 million for legal, financial, and other professional services incurred as a direct result of the closure of Reel.com. As of September 30, 2001, the Company had paid $7 million of the accrued amounts.

The Company used some of the equipment from Reel.com at the distribution center in Nashville, Tennessee, and at the corporate offices in Wilsonville, Oregon. Equipment not utilized by the Company was sold. Proceeds of $250,000 were received in the third quarter of 2000.

The $20.8 million write down of Reel.com inventory, primarily DVD's, to net realizable value was charged to cost of goods sold. This represented excess product for the Hollywood Video segment. The Company liquidated over 85% of this inventory in 2000. The remaining amount was liquidated or integrated into Hollywood Video inventory in 2001.

(8) Restructuring Charge for Store Closures

In December 2000, the Company approved a restructuring plan involving the closure and disposition of 43 stores that were not operating to management's expectations (the "Restructuring Plan"). The Company has recognized a charge of $16.9 million, including an $8.0 million write down of property and equipment, a $1.5 million write down of goodwill and an accrual for store closing costs of $7.4 million. The established reserve for cash expenditures is for lease termination fees and other store closure costs. The Company has liquidated and plans to continue liquidating all inventories through store closing sales; any remaining product will be used in other stores.

Revenue during the years ended December 31, 2000, 1999 and 1998 for the stores included in the Restructuring Plan was approximately $15.5 million, $13.4 million and $9.1 million, respectively. Operating results (defined as income or loss before interest expense and income taxes) during the years ended December 31, 2000, 1999 and 1998 for the stores included in the Restructuring Plan were approximately $1.8 million loss, $0.5 million loss and $15,684 income, respectively. For the nine months ended September 30, 2001 these stores recorded a combined net loss of $2.2 million that is included in the Consolidated Statement of Operations.

As of September 30, 2001, the Company had closed 10 of the 43 scheduled stores that are included in the Restructuring Plan and anticipates closing the remaining stores by June 2002. The Company incurred $281,919 in expenses during the nine months ended September 30, 2001 related to the closures.

(9) Related Party Transactions

In July 2001 Boards, Inc. (Boards) opened two Hollywood Video stores as licensee of the Company pursuant to rights granted by the Company and approved by the Board of Directors in January 2001. These stores will be operated by Boards and are not included in the 1,809 stores operated by the Company. Mark Wattles, the Company's Founder, Chief Executive Officer and President, is the majority owner of Boards. Under the license arrangement, Boards will pay the Company $25,000 per store, a royalty of 2% of revenue and may purchase product and services from the Company. At September 30, 2001 Boards owed the Company approximately $506,000 for fees, services, and product including rental inventory to open the stores.

(10) Legal Proceedings

During 1999, Hollywood was named as a defendant in three complaints which have been coordinated into a single action entitled California Exemption Cases, Case No. CV779511, in the Superior Court of the State of California in and for the County of Santa Clara. The plaintiffs are seeking to certify a class made up of certain exempt employees, which they claim are owed overtime payments in certain stores in California.

The case is in the early stages of discovery. A class has not been certified. The Company believes it has provided adequate reserves in connection with this claim and intends to vigorously defend the action.

On November 15, 2000, 3PF, a subsidiary of Rentrak Corporation filed a demand for arbitration with the American Arbitration Association, Case No. 75 181 00413 00 GLO against Hollywood and Reel.com, Inc. ("Reel"). 3PF and Reel entered into a Warehousing and Distribution Agreement on February 7, 2000. 3PF has alleged that Reel is in default under the Agreement, has failed to perform material obligations under the Agreement, and has failed to pay amounts due 3PF. 3PF seeks to recover approximately $4.8 million and consequential damages. The parties have substantially completed discovery. The Company believes it has provided adequate reserves in connection with this claim and continues to vigorously defend the action.

The Company is a party to various claims, disputes, legal actions and other proceedings involving contracts, employment and various other matters. In the opinion of management, the outcome of these matters should not have a material adverse effect on the Company's consolidated financial condition.

(11) Consolidating Financial Statements

Hollywood Entertainment Corporation (HEC) had one wholly owned subsidiary during the nine months ended September 30, 2001, Hollywood Management Company (HMC). HMC may become a guarantor of certain indebtedness of HEC. The consolidating condensed financial statements below present the results of operations and financial position of HEC and HMC.

Consolidating Condensed Statement of Operations
Nine months ended September 30, 2001
(in thousands)

	HEC	HMC	Eliminations	Consolidated
Revenue	$1,014,388	$111,029	$(113,186)	$1,012,231
Cost of revenue	405,583	—	—	405,583
Gross profit	608,805	111,029	(113,186)	606,648
Operating costs & expenses:
Operating and selling	453,351	9,552	—	462,903
General & administrative	148,970	34,997	(113,186)	70,781
Amortization of intangibles	3,502	279	—	3,781
Income from operations	2,982	66,201	—	69,183
Interest income	—	26,757	(26,439)	318
Interest expense	(69,700)	—	26,439	(43,261)
Income (loss) before income
Taxes	(66,718)	92,958	—	26,240
(Provision for) benefit from income taxes	33,839	(34,394)	—	(555)
Net income (loss)	$(32,879)	$58,564	—	$25,685

Consolidating Condensed Balance Sheet
September 30, 2001
(in thousands)

	HEC	HMC	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$1,915	$16,971	$—	$18,886
Accounts receivable	17,953	378,966	(371,218)	25,701
Merchandise inventories	56,394	—	—	56,394
Prepaid expenses and other current assets	8,044	3,480	—	11,524
Total current assets	84,306	399,417	(371,218)	112,505
Rental inventory, net	159,683	—	—	159,683
Property & equipment, net	274,526	8,694	—	283,220
Goodwill, net	66,114	—	—	66,114
Other assets, net	13,022	4,666	(4,008)	13,680
Total Assets	$597,651	$412,777	$(375,226)	$635,202
LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)
Current maturities of long-term obligations	$73,422	$—	$—	$73,422
Accounts payable	371,218	128,789	(371,218)	128,789
Accrued expenses	6,555	105,537	—	112,092
Accrued revenue sharing	—	33,819	—	33,819
Accrued interest	—	7,737	—	7,737
Income taxes payable	—	4,605	—	4,605
Total current liabilities	451,195	280,487	(371,218)	360,464
Long-term obligations, less current portion	445,823	—	—	445,823
Other liabilities	19,082	—	—	19,082
Total liabilities	916,100	280,487	(371,218)	825,369
Preferred stock
Common stock	374,080	4,008	(4,008)	374,080
Unearned compensation	(2,114)	—	—	(2,114)
Accumulated deficit	(690,415)	128,282	—	(562,133)
Total shareholders' equity equity (deficit)	(318,449)	132,290	(4,008)	(190,167)
Total liabilities and shareholders equity (deficit)	$597,651	$412,777	$(375,226)	$635,202

Consolidating Condensed Statement of Cash Flows
Nine months ended September 30, 2001
(in thousands)

	HEC	HMC	Consolidated
Operating activities:
Net income (loss)	$(32,879)	$58,564	$25,685
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation & amortization	183,714	4,758	188,472
Tax benefit from exercise of stock options	—	—	—
Change in deferred rent	(356)	—	(356)
Non cash stock compensation	6,147	—	6,147
Net change in operating assets & liabilities	(4,177)	(45,967)	(50,144)
Cash provided by operating activities	152,449	17,355	169,804
Investing activities:
Purchases of rental inventory, net	(126,691)	—	(126,691)
Purchase of property & equipment, net	(4,905)	(1,317)	(6,222)
Increase in intangibles & other assets	(4,075)	(420)	(4,495)
Cash used in investing activities	(135,671)	(1,737)	(137,408)
Financing activities:
Proceeds from the sale of common stock, net	—	—	—
Issuance of long-term obligations	—	—	—
Repayments of long-term obligations	(12,156)	—	(12,156)
Proceeds from exercise of stock options	378	—	378
Increase in revolving loan, net	(5,000)	—	(5,000)
Cash provided by financing activities	(16,778)	—	(16,778)
Increase (decrease) in cash and cash equivalents	—	15,618	15,618
Cash and cash equivalents at beginning of year	1,915	1,353	3,268
Cash and cash equivalents at end of year	$1,915	$16,971	$18,886

PROSPECTUS

HOLLYWOOD ENTERTAINMENT CORPORATION

$126,500,000 COMMON STOCK

$300,000,000 DEBT SECURITIES

We may offer up to $126,500,000 of our common stock from time to time, of which amount we intend to offer $16,500,000, if at all, solely pursuant to the exercise of options that we may grant to underwriters to cover over-allotments. We may also offer up to $300,000,000 of our debt securities from time to time. We will determine the type and amount of securities and the price and other terms of any offering on the basis of market conditions and other factors existing at the time of the offering. We will disclose the specific terms of any offering in a supplement to this prospectus.

The terms of each offering of these securities will be set forth in a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Our common stock is quoted on the Nasdaq National Market under the symbol "HLYW."

See "Risk Factors" beginning on page 3 for a discussion of material risks that you should consider before you invest in our securities being sold with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated February 14, 2002.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	1
INCORPORATION OF DOCUMENTS BY REFERENCE	1
FORWARD-LOOKING STATEMENTS	2
HOLLYWOOD ENTERTAINMENT CORPORATION	3
RISK FACTORS	3
USE OF PROCEEDS	10
RATIO OF EARNINGS TO FIXED CHARGES	11
DESCRIPTION OF CAPITAL STOCK	12
DESCRIPTION OF DEBT SECURITIES	14
PLAN OF DISTRIBUTION	23
LEGAL MATTERS	24
EXPERTS	24

ABOUT THIS PROSPECTUS

We may from time to time sell our common stock in one or more offerings up to a total dollar amount of $126,500,000, of which amount we intend to offer $16,500,000, if at all, solely pursuant to the exercise of options that we may grant to underwriters to cover over-allotments. We may also from time to time sell our debt securities in one or more offerings up to a total dollar amount of $300,000,000. The dollar amounts referred to in this prospectus include equivalent amounts in foreign currencies or foreign currency units.

This prospectus provides you with a general description of the securities. Each time we offer the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also supplement, modify, or supersede other information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the information incorporated by reference as described below under the heading "Incorporation of Documents by Reference."

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any prospectus supplement, is accurate at any date other than the date indicated on the cover page of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the effective date of the registration statement of which this prospectus is a part and prior to the time that the offering made by this prospectus is completed:

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the SEC on April 2, 2001, as amended by our Annual Reports on Form 10-K/A for the fiscal year ended December 31, 2000, as filed with the SEC on April 30, 2001 and January 29, 2002, File No. 0-21824;
•
our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on November 20, 2001, File No. 0-21824;
•
our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, as amended by our Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, respectively, as filed with the SEC on February 13, 2002, File No. 0-21824; and
•
our Current Report on Form 8-K dated June 5, 2001, File No. 0-21824.

You may request a copy of these documents at no cost by writing to us at the following address:

Hollywood Entertainment Corporation 9275 S.W. Peyton Lane Wilsonville, Oregon 97070 Telephone: (503) 570-1600 Attn: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference, and the accompanying prospectus supplement may contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve substantial risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. The expectations reflected in forward-looking statements may prove to be incorrect.

Important factors that could cause actual results to differ materially from our expectations include the following:

•
the level of demand for movie and video game rentals and purchases;
•
the effects of changing and/or new technology and intense competition;
•
the prices for which we are able to rent or sell our products;
•
the costs and availability to us of newly-released movies and video games;
•
changes in other significant operating costs and expenses;
•
the effects of our substantial indebtedness and the limitations imposed by restrictive covenants contained in our debt instruments;
•
our ability to attract and retain key management personnel;
•
our ability to manage store expansions and growth; and
•
acts of God or public authorities, war, civil unrest, fire, floods, earthquakes, acts of terrorism, the weather and other matters beyond our control.

In addition to the foregoing and any risks and uncertainties identified in the text surrounding forward-looking statements, any statements contained elsewhere in this prospectus, the accompanying prospectus supplement or the reports, proxy statements and other documents referred to in "Where You Can Find More Information" that warn of risks or uncertainties associated with future results, events or circumstances identify factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

HOLLYWOOD ENTERTAINMENT CORPORATION

We are a leading specialty retailer of rentable home videocassettes, DVDs and video games in the United States. In this prospectus, unless specified otherwise or the context requires otherwise, the words "Hollywood," "our," "us" and "we" refer to Hollywood Entertainment Corporation and references to Hollywood Management refer to Hollywood Management Company, our wholly owned subsidiary.

Our executive offices are located at 9275 S.W. Peyton Lane, Wilsonville, Oregon 97070. Our telephone number is (503) 570-1600. Our common stock trades on the Nasdaq National Market under the symbol "HLYW."

RISK FACTORS

Before you invest in our securities you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus, before you decide whether to purchase our securities.

Risks that Relate to Our Business

We are subject to a number of risks that are particular to our business and that may or may not affect our competitors. We describe these risks below. If any of these risks materializes, our business, financial condition, liquidity and results of operations could be harmed, and the value of our securities could fall.

We face intense competition and risks associated with technological obsolescence, and we may be unable to compete effectively.

The home video and home video game industries are highly competitive. We compete with local, regional and national video retail stores, including those operated by Blockbuster, Inc., the largest video retailer in the United States, and with mass merchants, specialty retailers, supermarkets, pharmacies, convenience stores, bookstores, mail order operations, online stores and other retailers, as well as with noncommercial sources such as libraries. Substantially all of our stores compete with stores operated by Blockbuster, most in very close proximity. Some of our competitors have significantly greater financial and marketing resources, market share and name recognition than Hollywood. As a result of direct competition with Blockbuster and others, pricing strategies for videos and video games is a significant competitive factor in our business. Our home video and home video game businesses also compete with other forms of entertainment, including cinema, television, sporting events and family entertainment centers. If we do not compete effectively with competitors in the home video industry or the home video game industry or with providers of other forms of entertainment, our revenues and/or our profit margin could decline and our business, financial condition, liquidity and results of operations could be harmed.

We also compete with cable and direct broadcast satellite television systems. These systems offer both movie channels, for which subscribers pay a subscription fee for access to movies selected by the provider at times selected by the provider, and pay-per-view services, for which subscribers pay a discrete fee to view a particular movie selected by the subscriber. Historically pay-per-view services have offered a limited number of channels and movies, and have offered movies only at scheduled intervals. Today, however, advances in digital compression and other developing technologies are enabling cable and satellite companies, and may enable internet service providers and others, to transmit a significantly greater number of movies to homes at more frequently scheduled intervals throughout the day. In addition, certain cable companies, internet service providers and others have tested and are continuing to test video-on-demand services in some markets. As a concept, video on demand would provide a subscriber with the ability to view any movie included in a catalog of titles maintained by the provider at any time of the day. If video on demand or other alternative movie delivery systems, whether alone or in conjunction with sophisticated digital recording systems (which allow viewers to record, pause, rewind and fast forward live broadcasts), achieve the ability to enable consumers to conveniently view and control the movies they want to see when they want to see them, such alternative movie delivery systems could achieve a competitive advantage over the traditional video rental industry. While we believe that there presently exist substantial technological, economic and other impediments to alternative movie delivery systems achieving such a competitive advantage, technological advances and other developments could enable them to do so, which in turn could harm our profitability and otherwise harm our business, financial condition, liquidity and results of operations.

Changes in the way that movie studios price videocassettes and/or DVDs could adversely affect our revenues and profit margins.

Movie studios use various pricing models to maximize the revenues they receive for movies released to the home video industry. Historically, these pricing models have enabled a profitable video rental market to exist and compete effectively with mass retailers and other sellers of home videos. Initially, the movie studios adopted a "rental pricing" model under which high initial wholesale prices are established in order for the studios to maximize revenues from rental retailers prior to setting prices at levels to create demand from mass merchants. More recently, movie studios have entered into revenue sharing arrangements (usually on a title-by-title basis) under which studios provide movies to video rental retailers at reduced prices in exchange for a share of rental revenues. Movie studios have also utilized "sell-through" pricing under which lower wholesale prices generate more consumer demand for home video purchases, but also result in an increase in profit margins on video rentals. We can neither control nor predict with certainty whether the studios' pricing policies will continue to enable us to operate our business as profitably as we can under current pricing arrangements. If the studios were to significantly change their pricing policies in a manner that increases our cost of obtaining movies under revenue sharing arrangements or other arrangements, our revenues and/or profit margin could decrease, and our business, financial condition, liquidity and results of operations would be harmed.

We could lose a significant competitive advantage if the movie studios were to adversely change their current distribution practices.

Currently, video stores receive movie titles approximately 30 to 90 days earlier than pay-per-view, cable and satellite distribution companies. If movie studios were to change the current distribution schedule for movie titles such that video stores were no longer the first major distribution channel to receive a movie title after its theatrical or direct-to-video release or to provide for the earlier release of movie titles to competing distribution channels, we could be deprived of a significant competitive advantage, which could negatively impact the demand for our products and reduce our revenues and could harm our business, financial condition, liquidity and results of operations.

The video store industry could be adversely impacted by conditions affecting the motion picture industry.

The video store industry is dependent on the continued production and availability of motion pictures produced by movie studios. Any conditions that adversely affect the motion picture industry, including constraints on capital, financial difficulties, regulatory requirements and strikes, work stoppages or other disruptions involving writers, actors or other essential personnel, could reduce the number and quality of the new release titles in our stores. This in turn could reduce consumer demand and negatively impact our revenues, which would harm our business, financial condition, liquidity and results of operations.

The failure of video game software and hardware manufacturers to timely introduce new products could hurt our ability to attract and retain video game rental customers.

We are dependent on the introduction of new and enhanced video games and game systems to attract and retain video game rental customers. If manufacturers fail to introduce or delay the introduction of new games and systems, the demand for games available to us could decline, negatively impacting our revenues, and our business, financial condition, liquidity and results of operations could be harmed.

Expansion of our store base has placed and may place pressure on our operations and management controls.

We have expanded the size of our store base and the geographic scope of operations significantly since our inception. Between 1996 and 2000 we opened an average of 306 stores per year. Although we have currently curtailed new store openings, we intend to open new stores in the future. This expansion has placed, and may continue to place, increased pressure on our operating and management controls. To manage a larger store base, we will need to continue to evaluate and improve our financial controls, management information systems and distribution facilities. We may not adequately anticipate or respond to all of the changing demands of expansion on our infrastructure. In addition, our ability to open and operate new stores in a profitable manner depends upon numerous contingencies, many of which are beyond our control. These contingencies include:

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our ability under the terms of the instruments governing our existing and future indebtedness to make capital expenditures associated with new store openings;

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our ability to locate suitable store sites, negotiate acceptable lease terms, and build out or refurbish sites on a timely and cost-effective basis;

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our ability to hire, train and retain skilled associates; and

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our ability to integrate new stores into our existing operations.

We may also open stores in markets where we already have significant operations in order to maximize our market share within these markets. If we do so, we cannot assure you that these newly opened stores will not adversely affect the revenues and profitability of those pre-existing stores in any given market.

We depend on key personnel whom we may not be able to retain; recent management changes are unproven.

Our future performance depends on the continued contributions of certain key management personnel. From late 2000 through mid-2001, we made significant changes to our management personnel, including adding two new outside directors to the board of directors, reinstating Mark J. Wattles, Hollywood's founder and Chief Executive Officer, full time as President, hiring Scott R. Schultze who subsequently became Executive Vice President and Chief Operating Officer, hiring James A. Marcum as Executive Vice President and Chief Financial Officer and restructuring other executive and senior management positions. These new members of management may not be able to successfully manage our existing operations and they may not remain with us. A loss of one or more of these key management personnel, our inability to attract and retain additional key management personnel, including qualified store managers, or the inability of management to successfully manage the Company's operations could prevent us from implementing our business strategy and harm our business, financial condition, liquidity or results of operations.

The failure of our management information systems to perform as we anticipate could harm our business.

The efficient operation of our business is dependent on our management information systems. In particular, we rely on an inventory utilization system used by our merchandise organization and in our distribution centers to track rental activity by individual videocassette, DVD and video game to determine appropriate buying, distribution and disposition of videocassettes, DVDs and video games. We use a scalable client-server system to maintain information, updated daily, regarding revenue, current and historical rental and sales activity, demographics of store membership, individual customer history, and videocassette, DVD and video game rental patterns. We rely on these systems as well as our proprietary point-of-sale and in-store systems to keep our in-store inventories at optimum levels, to move inventory efficiently and to track and record our performance. The failure of our management information systems to perform as we anticipate could impair our ability to manage our inventory and monitor our performance and harm our business, financial condition, liquidity and results of operations.

Instruments governing our existing and future indebtedness contain or may contain covenants that restrict our business.

Instruments governing our existing revolving credit facility (in which Societe Generale is acting as agent for the lenders thereunder, as well as a lender) and our existing senior subordinated notes due 2004 contain, and our future indebtedness (including our proposed new bank credit facility) may contain, a number of significant covenants that, among other things, significantly restrict our ability to:

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open new stores;

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incur additional indebtedness;

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guarantee third-party obligations;

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enter into capital leases;

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create liens on assets;

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dispose of assets;

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repay indebtedness or amend indebtedness instruments;

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make capital expenditures;

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  make investments, loans or advances;

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make acquisitions or engage in mergers or consolidations; and

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engage in certain transactions with our subsidiaries and affiliates.

We have a substantial amount of indebtedness and debt service obligations, which could adversely affect our financial and operational flexibility and increase our vulnerability to adverse conditions.

As of September 30, 2001 we had total consolidated long term debt, including capital leases, of approximately $519 million. This level of indebtedness could increase in the future. Our substantial amount of indebtedness could have important consequences to you. For example, it could:

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require us to dedicate a substantial portion of our cash flow to payments on our indebtedness;

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limit our ability to borrow additional funds;

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increase our vulnerability to general adverse economic and industry conditions;

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limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

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limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or taking advantage of potential business opportunities;

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limit our ability to execute our business strategy successfully; and

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place us at a competitive disadvantage in our industry.

We and our subsidiaries may incur substantial additional indebtedness in the future, including indebtedness that would be secured by our assets or those of our subsidiaries. If new indebtedness is added to our and our subsidiaries' current indebtedness levels, the related risks that we and they now face could intensify.

Our ability to satisfy our indebtedness obligations will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to economic, industry and market conditions and to risks related to our business and other factors beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the debt securities, on commercially reasonable terms or at all.

Instruments governing our existing and future indebtedness contain or may contain various covenants, including covenants requiring us to meet specified financial ratios and tests. Our failure to comply with all applicable covenants could result in our indebtedness being immediately due and payable.

The instruments governing our existing indebtedness contain various covenants which, among other things, limit our ability to make capital expenditures and require us to meet specified financial ratios which generally become more stringent over time, including a maximum leverage ratio and a minimum interest and rent coverage ratio. The instruments governing our future indebtedness may impose similar or other restrictions and may require us to meet similar or other financial ratios and tests. Our ability to comply with covenants contained in the instruments governing our existing and future indebtedness may be affected by events and circumstances beyond our control. If we breach any of these covenants, one or more events of default, including cross-defaults between multiple components of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable, and terminate any commitments to make further extensions of credit. If we were unable to repay indebtedness owed to our secured creditors, they could proceed against the collateral securing the indebtedness owed to them.

The commitment for our new bank credit facility is subject to conditions beyond our control.

We have received a written commitment from UBS Warburg LLC and its affiliate for a new bank credit facility consisting of a $150.0 million senior term loan maturing in 2004 and a $25.0 million revolving credit facility maturing in 2004. The commitment is conditioned upon, among other things, (1) the absence of any material adverse change in our business, assets, condition, operations, liabilities, properties, or prospects; (2) the absence of material disruptions or material adverse changes in the financial or capital markets; (3) the execution and delivery of definitive documentation for the new bank credit facility satisfactory to the lenders thereunder; and (4) the sale by us of at least $100.0 million of our common stock and the application of the proceeds of such sale, together with the initial borrowings under the new bank credit facility, to the repayment of all borrowings under our existing revolving credit facility. As a result of the conditions described above and other circumstances beyond our control, we cannot assure you as to whether, when or the terms upon which we will procure the new bank credit facility. The failure to timely procure the new bank credit facility on acceptable terms could impair our ability to extend the overall maturities of our indebtedness, reduce the level of amortization of our indebtedness and otherwise impair our operational and financial flexibility and could harm our business, financial condition, liquidity or results of operations.

We are subject to governmental regulations that impose obligations and restrictions and may increase our costs.

We are subject to various U.S. federal and state laws that govern, among other things, the disclosure and retention of our video rental records and access and use of our video stores by disabled persons, and are subject to various state and local licensing, zoning, land use, construction and environment regulations. Furthermore, changes in existing laws, including environmental and employment laws, new laws or increases in the minimum wage may increase our costs.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of violence or war may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks or other acts of violence or war against the United States or United States businesses. Also, as a result of terrorism, the United States has entered into armed conflict. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers. Furthermore, these attacks or armed conflicts may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our revenues.

More generally, any of these events could cause consumer confidence and spending to decrease further or result in increased volatility in the United States and worldwide financial markets and economy.

They also could result in economic recession in the United States or abroad. Any of these occurrences could harm our business, financial condition or results of operations, and may result in the volatility of the market price for our securities and on the future price of our securities.

Risks that Relate to Our Securities

An investment in our securities is subject to a number of risks in addition to the risks related to our business described above. We describe these risks below. If any of these risks materializes, the value of our securities could fall.

No public market presently exists for the debt securities.

Any series of debt securities that we issue will be a new issue of securities with no established trading market. There can be no assurance that an active trading market will develop for the debt securities or, if any such market develops, that it will continue to exist or as to the liquidity of such market.

Our quarterly operating results will vary, which may affect the value of our securities in a manner unrelated to our long-term performance.

Our quarterly operating results have varied in the past and we expect that they will continue to vary in the future depending on a number of factors, many of which are outside of our control. Factors that may cause our quarterly operating results to vary include:

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the level of demand for movie rentals and purchases;

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existing and future competition from providers of similar products and alternative forms of entertainment;

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the prices for which we are able to rent or sell our products;

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the availability and cost to us of newly-released movies;

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changes in other significant operating costs and expenses;

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weather;

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seasonality;

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variations in the number and timing of store openings;

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the performance of newer stores;

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acquisitions by us of existing video stores;

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the success of new business initiatives;

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other factors that may affect retailers in general;

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changes in movie rental habits resulting from domestic and world events; and

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acts of God or public authorities, war, civil unrest, fire, floods, earthquakes, acts of terrorism and other matters beyond our control.

Our securities may experience extreme price and volume fluctuations.

The market price of our securities has been and can be expected to be significantly affected by a variety of factors, including:

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public announcements concerning us, our competitors or the home video rental industry;

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  fluctuations in our operating results;

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introductions of new products or services by us or our competitors;

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the operating and stock price performance of other comparable companies; and

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changes in analysts' revenue or earnings estimates.

In addition to the foregoing, the market price of our debt securities may be significantly affected by change in market rates of interest, yields obtainable from investments in comparable securities, credit ratings assigned to our debt securities by third parties and perceptions regarding our ability to pay our obligations on our debt securities.

In the past, companies that have experienced volatility in the market price of their securities have been the target of securities class action litigation. If we were sued in a securities class action, we could incur substantial costs and suffer from a diversion of our management's attention and resources.

Future sales of shares of our common stock may negatively affect our stock price.

If we or our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. In addition, sales of substantial amounts of our common stock after this offering might make it more difficult for us to sell equity or equity-related securities in the future.

We do not expect to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common stock and we do not expect to declare dividends on our common stock in the foreseeable future. The instruments governing our existing and future indebtedness contain or may contain provisions prohibiting or limiting the payment of dividends on our common stock.

Provisions of Oregon law and our articles of incorporation may make it more difficult to acquire us, even though an acquisition may be beneficial to our shareholders.

Provisions of Oregon law condition the voting rights that would otherwise be associated with any shares of our common stock that may be acquired in specified transactions deemed to constitute a "control share acquisitions" upon approval by our shareholders (excluding, among other things, the acquiror in any such transaction). Provisions or Oregon law also restrict, subject to specified exceptions, the ability of a person owning 15% or more of our common stock to enter into any "business combination transaction" with us. In addition, under our articles of incorporation, our board of directors has authority to issue up to 25.0 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The foregoing provisions of Oregon law and our articles of incorporation have the effect of delaying, deferring or preventing a change in control of Hollywood, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock and the occurrence of a control share acquisition may constitute an event of default under, or otherwise require us to repurchase or repay, our indebtedness.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds from the sale of our common stock or debt securities offered hereby to repay or refinance indebtedness outstanding at the time of such sale. Our objectives in using sales proceeds in this manner are expected to include the enhancement of our operational and financial flexibility, the reduction of our overall level of indebtedness and/or the extension of the overall maturity of our indebtedness.

Subject to market conditions and other factors, we presently intend to offer through underwriters shares of our common stock in an amount and within a time frame that would facilitate the satisfaction of the conditions to the new bank credit facility described below. However, we do not expect such offering to be conditioned upon obtaining or borrowing under the new bank credit facility. See "Plan of Distribution."

We presently intend to use the net proceeds of the proposed offering of common stock described above to repay a portion of the amounts outstanding under our existing revolving credit facility. Subject to the satisfaction of the conditions thereto, market conditions and other factors, we presently intend to use the proceeds of initial borrowings under the new bank credit facility described below to repay all remaining amounts outstanding under our existing revolving credit facility. At December 31, 2001, borrowings under our existing revolving credit facility, which expires in December 2003, bore interest at an effective rate of 7.43% per annum.

We have obtained a written financing commitment from UBS Warburg LLC and its affiliate for a new bank credit facility consisting of a $150.0 million senior secured term loan maturing in 2004 and a $25.0 million senior secured revolving credit facility maturing in 2004. The commitment is conditioned upon, among other things: (1) the absence of any material adverse change in our business, financial condition, operations or prospects; (2) the absence of material disruptions or material adverse changes in the financial or capital markets; (3) the execution and delivery of definitive documentation for the new bank credit facility satisfactory to the lenders thereunder; and (4) the sale by us of at least $100.0 million of our common stock and the application of the proceeds of such sale, together with the initial borrowings under the new bank credit facility, to the repayment of all borrowings under our existing revolving credit facility. The definitive documentation for the new bank credit facility is expected to contain customary representations, warranties, covenants (including financial covenants) and events of default. Unless extended, the commitment will expire on March 31, 2002.

Our ability to consummate the proposed offering of common stock described above and to obtain and borrow under the new bank credit facility are subject to conditions beyond our control. Accordingly, there can be no assurance as to whether, when or the terms upon which we may be able to consummate any or all of these transactions.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio or deficiency of earnings to fixed charges for each of the periods referred to below has been computed on a consolidated basis and should be read in conjunction with the consolidated financial statements, including the notes thereto, and other information set forth in the reports filed by us with the SEC. For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, minus capitalized interest, and (2) fixed charges consist of interest expense, including amounts capitalized and the amortization of deferred financing fees, and that portion of rental expense that we believe to be a reasonable approximation of interest costs (approximately one-third of rental expense).

For the years ended December 31, 1996 and 1997 and the nine months ended September 30, 2001, our ratios of earnings to fixed charges were 2.68x, 1.20x and 1.27x, respectively. For the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000, our earnings were inadequate to cover fixed charges by $70.7 million, $49.0 million, $498.5 million and $95.7 million, respectively.

DESCRIPTION OF CAPITAL STOCK

General

The securities that may be offered by this prospectus include shares of our common stock. Our authorized capital stock consists of 100 million shares of common stock, and 25.0 million shares of preferred stock issuable in series. The following description is only a summary of the material provisions of our capital stock. We urge you to read our articles of incorporation and bylaws, copies of which have been filed with the SEC, in their entirety because they, and not this description, define the rights of holders of our capital stock.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by our shareholders. The holders of our common stock are not entitled to cumulate voting rights with respect to the election of directors, and as a result, minority shareholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock would be entitled to share ratably in any assets remaining after payment of our liabilities and the liquidation preference of any then-outstanding shares of our preferred stock. Holders of our common stock have no preemptive, conversion or other rights to subscribe for additional securities of Hollywood. There are no redemption or sinking fund provisions applicable to our common stock. As of November 30, 2001, 49,400,027 shares of common stock were issued and outstanding.

Preferred Stock

Our board of directors has the authority, without further action by our shareholders, to issue up to 25.0 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by our shareholders. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. As of November 30, 2001, no shares of preferred stock were issued and outstanding.

Oregon Anti-Takeover Law and Certain Charter and Bylaw Provisions

We are subject to the Oregon Control Share Act. The Control Share Act generally provides that an "acquiror" that acquires voting stock of an Oregon corporation in a transaction (other than a transaction in which voting shares are acquired from the issuing public corporation) that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation shares (a "control share acquisition") cannot vote the shares it acquires in the control share acquisition ("control shares") unless voting rights are accorded to the control shares by:

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a majority of each voting group entitled to vote, and

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the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by our officers and inside directors.

The term "acquiror" is broadly defined to include any person or multiple persons acting as a group.

An acquiror who proposes to make or has made a control share acquisition, may, but is not required to, submit to us a statement setting forth certain information about the acquiror and its plans with respect to Hollywood. The statement may also request that we call a special meeting of our shareholders to determine whether voting rights will be accorded to the control shares. If the acquiror consummates a control share acquisition and does not request a special meeting of our shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of our shareholders. If the acquiror's control shares are accorded voting rights and represent a majority or more of the total voting power of our shares, our shareholders who do not vote in favor of according voting rights to the control shares will have the right to require us to pay them the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares. However, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay fair market value for all the shares that might be delivered by the shareholders seeking to exercise their appraisal right. In addition, our ability to pay for such shares may be prohibited or limited by, the terms of our existing or future indebtedness, and the occurrence of such a control share acquisition may constitute an event of default under, or otherwise require the repayment of, such indebtedness.

We are subject to the Oregon Business Combination Act, which governs business combinations between an Oregon corporation and a person or entity that acquires 15% or more of the outstanding voting stock of the corporation (an "interested shareholder"). The Business Combination Act generally provides that the corporation and the interested shareholder, or any affiliated entity of the interested shareholder, may not engage in certain business combination transactions for a period of three years following the date on which the interested shareholder became an interested shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation, and (c) certain transactions that result in the issuance or transfer of capital stock of the corporation to the interested shareholder. These restrictions do not apply if:

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the interested shareholder, as a result of the transaction in which the interested shareholder became an interested shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans);

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the board of directors of the corporation approves the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder before the interested shareholder acquires 15% or more of the corporation's voting stock; or

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the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the interested shareholder) approve the business combination after the interested shareholder acquires 15% or more of the corporation's voting stock.

Under our articles of incorporation, our board of directors has authority to issue up to 25.0 million shares of preferred stock and to fix the preferences, limitations and relevant rights of those shares without any further vote or action by our shareholders.

The foregoing provisions of Oregon law and our articles of incorporation may have the effect of delaying, deferring or preventing a change in control of Hollywood, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock and the occurrence of a control share acquisition may constitute an event of default under, or otherwise require us to repurchase or repay, such indebtedness.

DESCRIPTION OF DEBT SECURITIES

General

The securities that may be offered by this prospectus may include unsecured notes, debentures or other evidences of indebtedness of Hollywood (collectively, the "Debt Securities") and any guarantees of any of the Debt Securities ("Guarantees") by Hollywood Management Company, an Oregon corporation and a wholly owned subsidiary of Hollywood ("Hollywood Management"). We may issue the Debt Securities, in one or more series, under an Indenture (the "Indenture") to be entered into by Hollywood, as issuer, Hollywood Management, as potential guarantor, and BNY Western Trust Company, as trustee (the "Trustee"). The following description is only a summary of the material provisions of the Indenture. A copy of the Indenture is set forth as Exhibit 4.1 to the registration statement of which this prospectus is a part and incorporated herein by reference. We urge you to read the Indenture in its entirety because it, and not this description, defines the rights of holders of the Debt Securities. Except as otherwise defined herein, capitalized terms used herein have the meanings given to them in the Indenture. For purposes of this summary, the terms "Hollywood Entertainment Corporation," "company," "we," "us" and "our" refer only to Hollywood Entertainment Corporation and not to any of our subsidiaries.

The provisions of the Indenture will generally be applicable to all of the Debt Securities. Selected provisions of the Indenture are described in this prospectus. Additional or different provisions that are applicable to a particular series of Debt Securities will, if material, be described in a prospectus supplement relating to the offering of Debt Securities of that series. Such provisions may include, among other things and to the extent applicable, the following:

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the title of such Debt Securities;

•
any limit on the aggregate principal amount of such Debt Securities;

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the persons to whom any interest on such Debt Securities will be payable, if other than to the registered holders thereof on the regular record date therefor;

•
the date or dates on which the principal of such Debt Securities will be payable;

•
the rate or rates at which such Debt Securities will bear interest, if any, and the date or dates from which such interest will accrue;

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the dates on which such interest will be payable and the regular record dates for such interest payment dates;

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the place or places where the principal of and any premium and interest on such Debt Securities will be payable;

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the period or periods, if any, within which, and the price or prices at which, such Debt Securities may be redeemed, in whole or in part, at our option;

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our obligation, if any, to redeem or purchase such Debt Securities pursuant to sinking fund or analogous provisions or at the option of a holder thereof and the terms and conditions of any such redemption or purchase;

•
the denominations in which such Debt Securities will be issuable, if other than denominations of $1,000, and any integral multiple thereof;

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the currency or currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on such Debt Securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto;

•
any index or formula used to determine the amount of payments of principal of, and any premium or interest on, such Debt Securities;

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whether such Debt Securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary, if any, for such global securities;

•
whether any event of default or covenants or other provisions in addition to or instead of those set forth in the Indenture apply to the Debt Securities of such series;

•
the principal amount (or any portion of the principal amount) of such Debt Securities which will be payable upon any declaration of acceleration of the maturity of such Debt Securities pursuant to an event of default;

•
the applicability to such Debt Securities of the provisions described in "—Defeasance" below;

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any subordination provisions applicable to such Debt Securities; and

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any guarantees applicable to such Debt Securities, and any subordination provisions or other limitations applicable to any such guarantees.

We may issue Debt Securities at a discount from their stated principal amount. Certain federal income tax considerations and other special considerations applicable to any Debt Security issued with original issue discount (an "original issue discount security") may be described in an applicable prospectus supplement.

If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any of the Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms, and other information with respect to such Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in an applicable prospectus supplement.

Unless otherwise indicated in an applicable prospectus supplement, (1) the Debt Securities will be issued only in fully registered form (without coupons) in denominations of $1,000 or integral multiples thereof and (2) payment of principal, premium (if any), and interest on the Debt Securities will be payable, and the exchange, conversion, and transfer of Debt Securities will be registerable, at our office or agency maintained for such purposes and at any other office or agency maintained for such purpose. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Global Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in an applicable prospectus supplement. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a global security may not be registered for transfer or exchange except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any nominee to a successor depositary or a nominee of such successor depositary and except in any other circumstances described in an applicable prospectus supplement. We expect that the following provisions will apply to depositary arrangements.

Unless otherwise specified in an applicable prospectus supplement, Debt Securities which are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security registered in the name of such depositary or its nominee. Upon the deposit of such global security with or on behalf of the depositary for such global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such global security to the accounts of institutions that are participants in such system. The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by us, if such Debt Securities are offered and sold directly by us.

Ownership of beneficial interests in Debt Securities represented by a global security will be limited to participants in the book-entry registration and transfer system of the applicable depositary or persons that may hold interests through such participants. Ownership of such beneficial interests by such participants will be shown on, and the transfer of such ownership will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of such beneficial interests by persons that hold through such participants will be shown on, and the transfer of such ownership will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair your ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such global security for all purposes under the Indenture. Unless otherwise specified in an applicable prospectus supplement, owners of beneficial interests in such global security will not be entitled to have any of the Debt Securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in certificated form, and will not be considered the owners or holders thereof for any purpose under the Indenture. Accordingly, each person owning a beneficial interest in Debt Securities represented by a global security must rely on the procedures of the applicable depositary and, if such person is not a participant in the book-entry registration and transfer system of the applicable depositary, on the procedures of the participant through which such person owns its interest, to exercise any rights of an owner or holder of Debt Securities under the Indenture.

We understand that, under existing industry practices, if an owner of a beneficial interest in Debt Securities represented by a global security desires to give any notice or take any action that an owner or holder of Debt Securities is entitled to give or take under Indenture, the applicable depositary would authorize its participants to give such notice or take such action, and such participants would authorize persons owning such beneficial interests through such participants to give such notice or take such action or would otherwise act upon the instructions of such persons.

Principal of and any premium and interest on Debt Securities represented by a global security will be payable in the manner described in an applicable prospectus supplement. Payment of principal of, and any premium or interest on, such Debt Securities will be made to the applicable depository or its nominee, as the case may be, as the registered owner or the holder of the global security representing such Debt Securities. None of Hollywood, the Trustee, any paying agent, or the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Debt Securities represented by a global security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

Certain Covenants

Maintenance of Office or Agency.    We will be required to maintain an office or agency in each place of payment for each series of Debt Securities for notice and demand purposes and for the purposes of presenting or surrendering Debt Securities for payment, registration of transfer, or exchange.

Paying Agents, Etc.    If we act as our own paying agent with respect to any series of Debt Securities, on or before each due date of the principal of, or any premium or interest on, any of the Debt Securities of that series, it will be required to segregate and hold in trust for the benefit of the persons entitled thereto a sum sufficient to pay such amount due and to notify the Trustee promptly of its action or failure so to act. If we have one or more paying agents for any series of Debt Securities, prior to each due date of the principal of or any premium or interest on any Debt Securities of that series, we will be required to deposit with a paying agent a sum sufficient to pay such amount, and to promptly notify the Trustee of its action or failure so to act (unless such paying agent is the Trustee). All moneys paid by us to a paying agent or the Trustee for the payment of principal of, and interest on, any Debt Securities that remain unclaimed for two years after such principal or interest has become due and payable may be repaid to us, and thereafter the holder of such Debt Securities may look only to us for payment thereof.

Payment of Taxes and Other Claims.    We will be required to pay and discharge, before the same become delinquent, (1) all taxes, assessments, and governmental charges levied or imposed upon us or our subsidiaries or our or their properties and (2) all claims that if unpaid would result in a lien on our property and have a material adverse effect on the business, assets, financial condition, or results of operations of us and our subsidiaries, taken as a whole (a "Material Adverse Effect"), unless the same is being contested by proper proceedings.

Maintenance of Properties.    We will be required to cause all properties used in our business or the business of our subsidiaries to be maintained and kept in good condition, repair, and working order and to make any necessary repairs, renewals, replacements, and improvements to such properties, except to the extent that the failure to do so would not have a Material Adverse Effect.

Existence.    We will be required to, and will be required to cause our subsidiaries to, preserve and keep in full force and effect their existence, charter rights, statutory rights, and franchises, except to the extent that the failure to do so would not have a Material Adverse Effect.

Compliance with Laws.    We will be required to, and will be required to cause our subsidiaries to, comply with all applicable laws to the extent that the failure to do so would have a Material Adverse Effect.

Restrictive Covenants.    Any restrictive covenants applicable to any series of Debt Securities, if material, will be described in an applicable prospectus supplement.

Events of Default

The following are Events of Default under the Indenture with respect to Debt Securities of any series:

(1)
default in the payment of the principal of (or premium, if any, on) any Debt Security of that series when it becomes due and payable;

(2)
default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 calendar days;

(3)
default in the making of any sinking fund payment as and when due by the terms of any Debt Security of that series;

(4)
default in the performance, or breach, of any other covenant or warranty of ours in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series) and continuance of such default for a period of 60 calendar days after written notice thereof has been given to us as provided in the Indenture;

(5)
any nonpayment at maturity or other default (beyond any applicable grace period) under any agreement or instrument relating to any other indebtedness of ours, or of our significant subsidiaries, the principal amount of which is not less than $25.0 million, which default results in such indebtedness becoming due prior to its stated maturity or occurs at the final maturity thereof;

(6)
any judgment or decree for the payment of money in excess of $25.0 million that is entered against us, or our significant subsidiaries, and is not discharged, waived or stayed;

(7)
certain events of bankruptcy, insolvency, or reorganization involving us or our significant subsidiaries; and

(8)
any other Event of Default provided with respect to Debt Securities of that series.

Pursuant to the Trust Indenture Act, the Trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of Debt Securities, to give to the holders of the Debt Securities of such series notice of all such uncured defaults known to it (except that, in the case of a default in the performance of any covenant of the character contemplated in clause (4) of the preceding sentence, no such notice to holders of the Debt Securities of such series will be given until at least 30 calendar days after the occurrence thereof), except that, other than in the case of a default of the character contemplated in clause (1), (2), or (3) of the preceding sentence, the Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series.

If an Event of Default (other than an Event of Default described in clause (7) above) with respect to Debt Securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if the Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. See "—Modification and Waiver" below. If an Event of Default described in clause (7) above occurs, then the principal of, premium on, if any, and accrued interest on the Debt Securities of that series will become immediately due and payable without any declaration or other act on the part of the Trustee of any holder of the Debt Securities of that series.

The Indenture provides that, subject to the duty of the Trustee thereunder during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the Debt Securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the

Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. In the event that we default on the payment of any interest on the Debt Securities for a period of 30 days or default on the payment of any principal on the Debt Securities when due and payable and fail, upon demand for such payment made by the Trustee, to make such payments, the Trustee, in its own name, may institute a legal proceeding against us to collect any amounts adjudged to be payable.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless, (1) such holder shall have previously given to the Trustee written notice of a continuing Event of Default, (2) unless the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of the same series have also made such a written request, (3) such holder or holders have offered reasonable indemnity to the Trustee to institute such proceeding as trustee, (4) the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the same series a direction inconsistent with such request, and (5) the Trustee has failed to institute such proceeding within 60 calendar days. However, such limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of and interest on such Debt Security on or after the respective due dates expressed in such Debt Security.

We are required to furnish to the Trustee annually a statement as to the performance by Hollywood of its obligations under the Indenture and as to any default in such performance.

Any additional Events of Default with respect to any series of Debt Securities, and any variations from the foregoing Events of Default applicable to any series of Debt Securities, will be described in an applicable prospectus supplement.

Modification and Waiver

Unless otherwise specified in a prospectus supplement applicable to a particular series of the Debt Securities, modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected thereby, except that no such modification or amendment may, without the consent of the holder of each Debt Security affected thereby:

•
change the stated maturity of, or any installment of principal of, or interest on, any Debt Security;

•
reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Debt Security;

•
reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•
change the place or currency of payment of principal of, or premium, if any, or interest on any Debt Security;

•
impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the stated maturity or prepayment date thereof; or

•
reduce the percentage in principal amount of Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

The holders of at least a majority in aggregate principal amount of the Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain covenants of the Indenture. The holders of not less than a majority in principal amount of the Debt Securities of any series may, on behalf of the holders of all Debt Securities of that series, waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each Debt Security of that series affected thereby.

Legal Defeasance and Covenant Defeasance

Unless otherwise specified in a prospectus supplement applicable to a particular series of Debt Securities, we may, at our option and at any time, elect to have all of its obligations discharged with respect to the outstanding Debt Securities of such series ("Legal Defeasance") except for:

(1)
the rights of the holders of outstanding Debt Securities of such series to receive payments in respect of the principal of or premium or interest, if any, on such Debt Securities when such payments are due from the trust referred to below;

(2)
our obligations with respect to issuing temporary Debt Securities of such series, registering the transfer or exchange of such Debt Securities, replacing mutilated, destroyed, lost or stolen Debt Securities, maintaining an office or agency and holding funds for holders of the Debt Securities in trust; and

(3)
the rights, powers, trusts, duties and immunities of the Trustee, and our obligations in connection therewith.

In addition, unless otherwise specified in a prospectus supplement applicable to a particular series of Debt Securities, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance"), and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Debt Securities of such series. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, insolvency and reorganization events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Debt Securities of such series.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)
we must irrevocably deposit with the Trustee, in trust for the benefit of the holders of the Debt Securities of such series, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent accountants, to pay the principal of, or interest and premium, if any, on the outstanding Debt Securities of such series on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether such Debt Securities are being defeased to maturity or to a particular redemption date.

(2)
in the case of Legal Defeasance, we must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date on the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, among other things the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, we must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that the holders of the outstanding Debt Securities of such series will not recognize gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), and no Default or Event of Default described under clause (7) under "Events of Default" with respect to Hollywood may have occurred and be continuing at any time on or prior to the 91st calendar day following such date of deposit;

(5)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which we are a party or by which we are bound;

(6)
we must deliver to the Trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders of Debt Securities of such series over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

(7)
we must deliver to the Trustee an officers' certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

If we fail to comply with its remaining obligations under the Indenture after a Covenant Defeasance of such Indenture with respect to the Debt Securities of any series and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such payments.

Satisfaction and Discharge

Unless otherwise specified in a prospectus supplement applicable to a particular series of Debt Securities, we may, at our option, satisfy and discharge the Indenture (except for specified obligations of Hollywood and the Trustee, including, among others, the obligations to apply money held in trust) when:

•
either (1) all Debt Securities previously authenticated and delivered (subject to specified exceptions relating to Debt Securities that have otherwise been satisfied or provided for) have been delivered to the Trustee for cancellation or (2) all such Debt Securities not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee, and we have deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities not previously delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the stated maturity or redemption date, as the case may be;

•
we have paid or caused to be paid all other sums payable under the Indenture by Hollywood; and

•

  we have delivered to the Trustee an officer's certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the Indenture have been satisfied.

Limitations on Merger and Certain Other Transactions

Unless otherwise specified in a prospectus supplement applicable to a particular series of Debt Securities, prior to the satisfaction and discharge of the Indenture, we may not consolidate with or merge with or into any other person, or transfer all or substantially all of our properties and assets to another person unless:

•
either (1) we are the continuing or surviving person in such a consolidation or merger or (2) the person (if other than us) formed by such consolidation or into which we are merged or to which all or substantially all of our properties and assets are transferred (we or such other person being referred to as the "Surviving Person") is a corporation organized and validly existing under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all of our obligations under the Debt Securities and the Indenture;

•
immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists; and

•
an officer's certificate is delivered to the Trustee to the effect that both of the conditions set forth above have been satisfied and an opinion of outside counsel has been delivered to the Trustee to the effect that the first condition set forth above has been satisfied.

The Surviving Person will succeed to and be substituted for us with the same effect as if it has been named in the Indenture as a party thereto, and thereafter the predecessor corporation will be relieved of all obligations and covenants under the Indenture and the Debt Securities.

Governing Law

The Indentures and the Debt Securities will governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of ours within three months of, or subsequent to, a default by us to make payment in full of principal of or interest on any series of Debt Securities when and as the same becomes due and payable, to obtain payment of claims, or to realize for its own account on property received in respect of any such claim as security or otherwise, unless and until such default is cured. However, the Trustee's rights as a creditor of ours will not be limited if the creditor relationship arises from, among other things:

•
the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the Trustee;

•
certain advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the Indenture;

•
disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian, or paying agent or in any other similar capacity;

•
indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

•

  the acquisition, ownership, acceptance, or negotiation of certain drafts, bills of exchange, acceptances, or other obligations.

The Indenture does not prohibit the Trustee from serving as trustee under any other indenture to which we may be a party from time to time or from engaging in other transactions with Hollywood. If the Trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939 and there is an Event of Default with respect to any series of Debt Securities, it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

We may sell the securities in any one or more of the following ways:

•
through one or more underwriters;

•
through one or more dealers or agents; or

•
directly to one or more purchasers.

We may effect the distribution of the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with sales of the securities, underwriters, dealers, and agents may receive compensation from us or from purchasers of the securities in the form of discounts, concessions, or commissions. Underwriters, dealers, and agents who participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any underwriter, dealer, or agent will be identified, and any compensation received from us will be described, in an applicable prospectus supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Under agreements that we may enter into, underwriters, dealers, and agents who participate in the distribution of the securities may be entitled to indemnification by us against certain liabilities, including under the Securities Act of 1933, or contribution from us to payments which the underwriters, dealers, or agents may be required to make in respect thereof. The underwriters, dealers, and agents may engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriters to whom we sell securities for public offering and sale may make a market in those securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give you any assurance as to the liquidity of the secondary market for any of the securities.

Subject to market conditions and other factors, we presently intend to offer through underwriters shares of our common stock in an amount and within a time frame that would facilitate the satisfaction of the conditions to the new bank credit facility described in "Use of Proceeds." In connection with such offering, we expect to enter into an underwriting agreement containing customary terms and conditions, pursuant to which the underwriters party thereto would severally agree to purchase from us specified numbers of shares of our common stock, with a view to offering the shares directly to the public. We presently expect the underwriters to include, among others, UBS Warburg LLC, Bear, Stearns & Co. Inc., Robertson Stephens, Inc. and Wells Fargo Securities, LLC.

In the ordinary course of business, UBS Warburg LLC and/or its affiliates, and certain of the other prospective underwriters, have in the past performed, and may continue to perform, investment banking, broker dealer, lending, financing advisory or other services for us for which they have received, or may receive customary compensation. We have obtained a written commitment from UBS Warburg LLC and its affiliate for a new bank credit facility in respect of which UBS Warburg LLC would be the arranger and its affiliate would be a lender. See "Use of Proceeds."

LEGAL MATTERS

Unless otherwise indicated in an applicable prospectus supplement, the validity of the common stock offered hereby will be passed upon for us by Stoel Rives LLP, Portland, Oregon and the validity of the debt securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Dallas, Texas.

EXPERTS

The financial statements as of December 31, 2000 and 1999 and for the three years ended in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. As disclosed in the financial statements in Note 26, the Company has successfully renegotiated their line of credit with new payment terms. Accordingly, the report of PricewaterhouseCoopers LLP as presented in the 10-K/A, as filed with the Securities and Exchange Commission on January 29, 2002 is different from the originally filed 10-K (which contained an explanatory paragraph relating to the Company's ability to continue as a going concern).

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